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07022335

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ark Therapeutics

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2007
THOMSON FINANCIAL

FILE NO. 82- 34804

FISCAL YEAR 2006

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 4/9/07

Ark therapeutics

Ark Therapeutics Group plc
Annual report and accounts 2006



# From Science to Patients





# Market focused specialist healthcare products

**Ark Therapeutics is a specialist healthcare group focused on vascular disease and cancer, two of the largest therapeutic markets in the world.**

Ark has two marketed products and an exciting late-stage portfolio addressing significant areas of unmet clinical need.

The pipeline is supported by a number of advanced pre-clinical candidates which have already shown encouraging pre-clinical results.

| Product | Description | Phase I | Phase II | Phase III | Marketed |
|---|---|---|---|---|---|
| Kerraboot® | Wound management | | | | |
| Flaminal® | Topical anti-microbial gel | | | | |
| Cerepro™ | Gene-based medicine | | | | |
| Vitor™ | Small molecule | | | | |
| Trinam® | Gene-based medicine | | | | |

Key: Stage entered | Stage complete | Marketed


STAFF NURSE

| Indication | Comment |
|---|---|
| Foot and leg ulcers | Launched in the UK and US approved. Six deals announced. |
| Wound healing | Launched in the UK. |
| Operable malignant glioma | MAA filed in Europe. Orphan Drug Status (FDA/EMEA). |
| Cancer-related cachexia | Effect in man confirmed. Fast Track Designation (FDA). |
| Haemodialysis access | Orphan Drug Status (FDA/EMEA). |

# Contents

# Highlights

## Period Highlights

- Cerepro™ MAA filing progressed to last stages of EMEA review
- Trinam® Phase II trial completed, preliminary results positive
- Initial Phase III study shows Vitor™ significantly slows progression of cachexia in two cancer types
- Vitor™ US patent granted
- Unique DNA-based targeting system, Scavidin®, halts tumour progression in two cancer models
- Flaminal® in-licensed and Drug Tariff price secured, strengthening UK devices business
- UK wound care sales show 36% year on year growth and Kerraboot® internationalisation continues
- Share placings executed raising £31.4m (post expenses)
- Cash and money market investments of £48.4m at 31 December 2006 (£34.3m at 31 December 2005)

## Post-Period Events

- Cerepro™ Data Safety Monitoring Board review positive for Phase III trial
- Trinam® cleared to proceed to Phase III
- Vitor™ cleared to continue Phase III development
- Ark-led team receives €2.5m EU grant for baculovirus development
- EPO confirmed that patent for renin-angiotensin agents in stroke allowed
- First Research and Development day held







**Cerepro™ last stages** of EMEA review

**Trinam® – Phase II results positive**

**Key patent in stroke allowed**



# Targeting specialist markets

**Opportunities**
Our strategy is to target the specialist areas of cancer and vascular disease medicine, where marketing and clinical trial costs are generally lower than in non-specialist areas. We select key lead candidates where it is possible both to fund the clinical development through to regulatory approval ourselves and to take a leadership role in marketing them.

**Speed to market and greater control**
Targeting high value indications where Orphan Drug Status or Fast Track Designation is likely gives Ark a range of financial and regulatory benefits. Orphan Drug Status affords Ark practical and financial assistance with the regulatory approval process, facilitates optimal clinical trial design and allows, where possible, the incorporation of surrogate end points. Fast Track Designation gives a considerably shortened approval time and aids access to the rolling marketing authorisation review process. We have received Orphan Drug Status and/or Fast Track Designation for three of our lead products.

Our specialist market focus gives us the option to market our key products ourselves using small, highly-targeted sales forces focused on the small number of key hospital 'specialist centres'. Alternatively, we will develop partnerships with other companies already established in these key areas, or with contract sales organisations, to achieve optimum market penetration in each territory.

# Chairman and Chief Executive's review

A significant move forward for our business model

## Cerepro™ – for operable malignant brain cancer

**Product**

Cerepro™ is a gene-based medicine which 'harnesses' healthy brain cells to destroy cancer cells that attempt to proliferate. It is being developed for the treatment of patients with operable high-grade glioma, a type of malignant brain tumour where the average survival period for patients, once diagnosed, is about eight months. Cerepro™ is given at the time of surgery.

**Development status**

Cerepro™ has been granted Orphan Drug Status by the European Committee for Orphan Medicinal Products and by the FDA in the US. It has completed three clinical trials. The third study demonstrated an 81% increase (p=0.0095) in mean survival time, (seven month extension of life) compared with standard care. Cerepro™ was well tolerated overall and there was no evidence of deterioration in the patients' quality of life, or of an increased dependency on drug maintenance.

The filing of the Marketing Authorisation Application (MAA) for Cerepro™ was accepted for review in October 2006 with a conclusion to this process expected during H1 2007.





**Cerepro™ demonstrated an 81% increase in mean survival (compared with standard care)**

In 2006 Ark made very significant progress with its key products and technologies. Notably, the Company achieved a number of breakthrough scientific and developmental milestones with its gene-based medicines, which are significant 'firsts' for the biotechnology sector. Ark's pioneering achievements have contributed to a considerable change in overall sentiment towards this novel and exciting area of medicine which is rapidly being recognised as one of the next major product platforms in pharmaceuticals. With our strong and unique pipeline, commercial production facilities and team of gene medicine scientists, Ark has developed and strengthened considerably throughout 2006.

As a result of our achievements, we are pleased to report that strong interest in Ark from both existing and new investors has allowed us to strengthen our balance sheet, raising £31.4m net of expenses during the period, and we are delighted with the increasing breadth and quality of our shareholder base. We closed the period with £48.4m of cash reserves.

In early Q4 we moved into a new purpose built research and manufacturing facility in Kuopio, Finland and consolidated our various teams into one central location. The research laboratories have been fitted out and the design of our new 'state of the art' manufacturing suites is underway. We now have space to expand more efficiently as we continue to innovate and develop exciting new DNA-based treatments and technologies.

In an increasingly challenging healthcare environment our achievements this year have moved our business forward significantly. We have two products now on the market (Kerraboot® and Flaminal®) and three in Phase III development, including one in late stage regulatory review. We believe our business model, which concentrates on specialist areas of high unmet clinical need, where we have the expert knowledge and capability to develop and market our own products without any inherent dependency on big pharma for resources and expertise, has established significant credibility as a strategy for specialist pharmaceutical companies.

**PIPELINE REVIEW**

**PHARMACEUTICALS**

Cerepro™ - regulatory pathway finally established and scientific hurdles overcome

Having had our marketing approval application accepted for review by the EMEA late in 2005, we have spent 2006 responding to the various EMEA questions and requests and progressing that application into the last stages of review. As Cerepro™ is the first gene medicine to undergo formal review for European marketing approval, this review has been of particular significance as it has clarified many hitherto undefined regulatory and manufacturing requirements for European approval of this new and exciting class of medicines.

Some very notable achievements were made during 2006, without which Ark could not have progressed its application. By Q3 our cGMP facility in Finland successfully manufactured the essential 'conformity' batches to EMEA commercial supply specifications and we have continued to manufacture batches since then. Ark's UK headquarters satisfactorily completed a full GCP system inspection by the MHRA under the new EU pharmaceutical regulations. The Phase II Cerepro™ study, which forms the main clinical evidence in the MAA submission, was subjected to a full GCP inspection as part of the review process and the report noted that the results give an accurate description of the trial and source data, and that the endpoint data are reliable from a GCP perspective. Our financial and strategic plans for Cerepro™ remain unchanged.

Recruitment into the 250 patient Phase III/IV corroborative study commenced in earnest at the beginning of 2006 and has proceeded according to plan, allaying external concerns that patients would be reluctant to participate in a gene medicine trial. At the time of this report going to print 219 patients had been entered into the study and surgeons have found the product acceptable to administer. We were delighted to announce immediately post period that the Data and Safety Monitoring Board ("DSMB") had reviewed the first 133 patients entered into the study and had reported the adverse events seen were consistent with those of the earlier studies. The DSMB has unanimously recommended that the Company continue the study without modification.

Throughout 2006, the regulatory, manufacturing and clinical trial progress has materially strengthened Cerepro™ and it remains on track to become the first commercially available gene-based medicine outside China.

Trinam®

Following encouraging early stage clinical results in late 2005, we were delighted to announce the completion of the US-based Phase II ascending-dose safety study in kidney dialysis patients who have undergone vascular access graft surgery. Preliminary results of the full study showed that Trinam® has a good safety profile with no adverse events being reported beyond those consistent with the operative procedure. Ark's patented local delivery device (EG001), which delivers Trinam® gene-based medicine to the desired site, has proved highly effective in limiting systemic distribution around the body. No quantifiable levels were detected systemically in any patients treated with the drug. Additionally the efficacy data, which was a secondary end point in this trial, were extremely encouraging. Whereas controls were showing an average blocking time of four months, the treatment groups were remaining open for between two and four times longer. This is highly clinically significant for these patients, meaning that instead of having up to three operations per year, only one would be necessary.

## Trinam® – treatment to prevent haemodialysis access surgery complications

**Product**

Trinam® consists of a local delivery device and a gene-based medicine using VEGF. It is being developed to prevent the blocking of veins that frequently occurs after vascular surgery. This is caused by an abnormal overgrowth of muscle cells occurring in the wall of the otherwise healthy blood vessels. Known as intimal hyperplasia, this is a significant problem as it can cause a complete blockage (*de novo* stenosis) of the blood vessel, which usually results in the need for further surgery to avoid serious complications. The initial target market is haemodialysis graft access surgery for patients who have kidney failure.

**Development status**

Trinam® has Orphan Drug Status in the US and in Europe. The first (low dose) results from an ascending dose Phase II trial were presented at the American College of Surgeons in October 2005.

In August 2006 Ark reported the results of the Phase II study showing that access grafts of the low dose group remained functional for haemodialysis on average between two and four times longer than control patients.

A successful meeting was held with the FDA in late 2006 confirming that the Phase II trial data are sufficient to allow progression to a single Phase III study which will be acceptable for the basis of a marketing approval.





**Trinam®**
**Phase II patients had markedly increased graft patency rates**

## Vitor™ – for cancer cachexia

**Product**

Vitor™ is an oral, small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer.

Muscle wasting occurs frequently amongst patients with all types of solid tumours and also occurs in patients with other diseases including heart disease, liver cirrhosis and AIDS. In cancer, muscle wasting is often reported as the final cause of death.

**Development status**

Vitor™ has completed an initial 200 patient Phase III clinical trial for cachexia in cancer. The results showed that Vitor™ significantly reduced the rate of cancer cachexia in two of the cancers studied and a therapeutic effect was seen from week four in a third. The product was well tolerated with no adverse effects of concern noted. Vitor™ has Fast Track Designation with the FDA.

A further Phase III trial in up to 250 patients is scheduled to commence in H2 2007.





**Vitor™ significant therapeutic effect demonstrated in Phase III study in two cancers**

Finally in December 2006 the Company held the key 'End of Phase II' meeting with the FDA to discuss the Phase II results and the possibility of conducting a Phase III study. We were very pleased to report in early January 2007 that the FDA had determined that the data were good enough to allow us to proceed to Phase III. They also confirmed that this study alone would be acceptable as the basis for approval, that our manufacturing was acceptable and that they were willing to offer Special Protocol Assessment to finalise Trinam®'s clinical development.

The 2006 progress has confirmed our view that Trinam® is a very important product for both patients and the Company.

Vitor™

At the start of the year we reported full results of the initial Phase III clinical study of Vitor™ in cancer cachexia, the first human study of the therapeutic agent in this disease. Treatment with Vitor™ significantly ($p = 0.028$) slowed the rate of cachexia in two of the cancers studied (non-small cell lung and colon cancer). In the smaller group of pancreatic cancer patients, who exhibit a different pathological progression of cachexia, the rate of weight loss slowed with Vitor™ treatment and, whilst the magnitude of effect approached that observed in the other two cancers, the effect on this third cancer was not statistically significant. The study reports were finalised and validated during 2006 and late in the year we met with the EMEA and the FDA to discuss finalising the architecture of a further Phase III study.

Key points to emerge from the meetings were that the existing data are sufficient to allow Ark to optimise the study design and architecture and to commence Phase III clinical development. The next Phase III study is planned as a multi-centre, randomised, placebo controlled trial in up to 250 cancer patients with cachexia. The study architecture will be finalised during the FDA's Special Protocol Assessment, which is anticipated to last about three months, with commencement of the study in the USA and Europe expected in the second half of 2007.

EG005

EG005 is an oral therapy for the treatment of the fat metabolism disorder, lipodystrophy, in HIV-positive patients. In 2006 we completed early clinical development to assess its effect on a range of end points relevant to this poorly understood disease. The results we have reported showed that the product did have a positive effect on a range of blood markers for the disease, but there were no clear patterns of results in the morphological disease markers. Consequently we will not be pursuing this programme further until additional work has been completed by our scientists to understand particular aspects of the disease more fully.

**DEVICES**

Our UK wound care sales in 2006 were 36% higher than in 2005, as a result of a steady increase in Kerraboot® sales and the launch of Flaminal® in the last quarter.

Kerraboot®

Late in 2005 we increased the absorbency of the Kerraboot®, our novel device for diabetic foot ulcers, and in 2006 we introduced opaque ("white") and extra large versions. 2006 showed a steady growth in UK sales, ending the year 21% above 2005. Whilst we still have a lot to achieve in building UK sales, the period-on-period growth has occurred at a time when the UK healthcare market is becoming increasingly challenging. The influence of inclusion in NHS regional (primary care trust) formularies in determining prescribing is increasingly critical. Approval for use has now been achieved in over 15% of UK NHS Trusts in England and Wales, and in Scotland Kerraboot® has recently been approved for use under the Scottish National Procurement Contract.

During 2006, the Company has worked with international distributors of Kerraboot® to achieve regulatory and pricing approvals, the first of which have now come through in Turkey and Australia. We are now expecting regulatory and pricing approvals in other territories during H1 2007, a little slower than originally anticipated due to differing regulatory requirements in the various jurisdictions. Late in 2006 we announced a deal with Healthcare Logistics, Inc. for a pilot programme to introduce Kerraboot® into the United States market, focusing on the East Coast. We continue to receive positive clinical and health economic outcome reports wherever the product is trialled internationally.

Flaminal®

During 2006, we in-licensed and achieved NHS price reimbursement for Flaminal®, a novel enzyme-based topical anti-infective product for wound healing. The market for this product class in the UK is around £30m and has grown over 50% in the last two years. With Flaminal® offering a healing rate benefit of up to three times those published for existing products, and notably being particularly effective against methicillin-resistant *Staphylococcus aureus* ("MRSA"), we believe the sales potential of Flaminal® in the UK is significant. Sold by our existing sales force, this product was launched in October and, despite initial NHS supply chain difficulties, the early sales and market feedback have been very encouraging.

We have identified further interesting in-licensing targets in the wound care devices area which we expect to help us build a profitable devices business in line with our corporate objectives.

Overall it is clear that 2006 has been an extremely difficult period for the UK healthcare market. During the second half of the year NHS cost containment has driven the move to outsourced logistics for NHS supplies and this, coupled with acute funding problems amongst NHS Trusts and the consolidation of Trusts, has caused further and ongoing disruption in the market overall. Short term, we are focusing our efforts to ensure formulary

## Kerraboot® – a novel device for the management of leg and foot ulcers

**Kerraboot® – promotes wound healing in non-healing chronic ulcers.** Kerraboot® is a novel wound dressing device for leg and foot ulcers. It has achieved a CE-mark in Europe and is listed with the FDA, allowing it to be marketed in the US. Ark promotes the product in the UK through our own sales force and marketing agreements are in place for Australia and New Zealand, Korea, China, Denmark, Kuwait, Turkey, The Netherlands and Luxembourg.

Marketing of Kerraboot® will commence in the US, via a distributor, during H1 2007.

**Clinical condition**

Leg and foot ulcers are difficult to heal and in the most severe cases can lead to amputation. They can be caused initially by local problems in blood vessels or nerve damage and they are frequently associated with patients who suffer from diabetes and vascular disease.

**Kerraboot® in practice**

Kerraboot® offers enhanced clinical benefits compared with current standard treatments. For example, compared with Allevyn®, the overall healing profile of the Kerraboot® group was better and improvements were also noted in pain reduction and stress indicators. Additional benefits seen with Kerraboot® were in reduced dressing time (approximately 70%), ease of use and improvements in quality of life indicators.

In clinical studies carried out to date, both patients and healthcare workers rated Kerraboot® significantly better than previous dressings they had used.



**Kerraboot® reduces dressing times by approximately**

# 70%

## Flaminal® - a topical anti-microbial gel

**Product**

Flaminal® is a new non-cytotoxic alginate gel with anti-microbial properties utilising a novel enzyme system. This gel is indicated for wounds which show delayed healing as a result of a local infection or high bacterial load.

**Flaminal® in practice**

To date, clinical data have shown that Flaminal® has up to three times the healing rate compared with existing products. Flaminal® is particularly effective against *Streptococcus pyogenes* and methicillin-resistant *Staphylococcus aureus* (MRSA), two of the most troublesome and difficult to manage pathogens in wound care.


Flaminal
Antimicrobial Alginate Gel
5 x 15g

**Flaminal®**
**reduced wound area by**
# 63%
**over 28 days**

approvals are achieved and maintained through this period of NHS change. Whilst the healthcare sales environment in the UK will undoubtedly remain tough for the foreseeable future, the cost-benefit features of both Kerraboot® and Flaminal® should be a favourable catalyst in developing sales, although achieving rapid growth will remain challenging in the near term. The range of products we are assembling all show clear clinical and health economic benefits and these are the product features that will effectively drive sales as the market stabilises.

**PRE-CLINICAL AND RESEARCH**

In the first quarter we were very pleased to report that Scavidin®, our novel gene-based drug-targeting system, achieved control of tumour growth with both the chemotherapy paclitaxel and the radiotherapy yttrium in two pre-clinical cancer models. This was achieved at dose levels up to ten times less than those currently given. The effectiveness of most systemic anti-cancer treatments is limited by side effects at existing doses and to be able to change positively the efficacy/side effects balance in this way makes Scavidin® a very interesting and potentially valuable platform. We have continued to make good progress with the Scavidin® programme during the year and expect to report further proof-of-concept pre-clinical results in the near future.

Our Neuropilin-1 small molecule antagonist programme has identified two interesting early leads (one small peptide and one small molecule) which have been shown in *in vitro* models to inhibit the growth and spread of cancer cells. Depending on regulatory agency advice, we could take at least one of these two programmes into human studies in the next 18 months. At the research level, our targeted integrating vector 'clip' technology is becoming increasingly exciting and considerable progress is also being made with the anti-angiogenic VEGF receptor antagonists which we believe may have high utility in degenerative diseases in the eye. For these earlier stage projects, our scientists continue to operate under our highly cost effective academic/industry co-operation model.

Finally, in early January 2007 we held a very successful Research and Development day in Finland which was well attended by analysts and a number of shareholders who have reported enthusiastically on our R&D capabilities and expertise. Subsequently we announced that a team led by Ark gene scientists had successfully secured a grant of €2.5 million to undertake pioneering work in the use of insect-derived baculovirus to further the development of gene-based medicine.

In summary, the progress in our pre-clinical programmes indicates the emergence of a valuable pipeline of follow-on products.

**MANUFACTURING AND NEW FACILITY**

Manufacture of Cerepro™ for commercial purposes commenced early in 2006 in our existing cGMP production facility in Kuopio. The production of virus-based gene medicines to commercial specifications is one of the most complex manufacturing processes in the industry. In the year we completed seven successful production runs conforming to EMEA-agreed batch release criteria, confirming our ability to supply finished product for commercial use. We also successfully performed a series of specific critical production line process validations to comply with EMEA requirements for Cerepro™.

Construction of our new laboratories and manufacturing facility in Kuopio was completed in Q3, and the research laboratories were opened in October. They provide a first class purpose-built working environment with scope for growth. We are now working on the design of the internal layout and equipment installations of the new manufacturing facility and believe that in the process we will be able to capitalise on the rapid advances in science in this area.

**PATENTS**

During 2006 we made considerable progress with our patent portfolio, announcing the grant in the US of the Vitor™ cachexia and Kerraboot® patents, and the grant in Europe of the Cerepro™ patent.

Furthermore, post period, we have been successful in prosecuting the patent application relating to our intellectual property concerning the use of agents affecting the renin-angiotensin system for the prevention and treatment of stroke. This was a key milestone event for both us and Boehringer Ingelheim, with whom we had previously signed a licensing agreement. We are now considering the further commercial licensing potential of the patent.

**SUMMARY AND OUTLOOK**

2006 has been one of the most demanding years in the history of the Company, with management successfully achieving a range of critical milestones and clinical results. These have removed many perceived scientific risks in the business as well as allaying any residual concerns regarding the attitudes of the regulators towards gene-based medicine. The successes have enabled both the Cerepro™ MAA filing to move through critical stages in the European review process, and Trinam® and Vitor™ to further their Phase III development. In addition, as discussed above, our main pre-clinical programmes have all shown solid progress through the next stages of programme development and we have strengthened our patent portfolio considerably.

We look forward in 2007 to building on the achievements of the past year and reporting both on the outcome of the Cerepro™ MAA filing and the completion of recruitment to the Phase III/IV study. Furthermore, we expect to announce completion of the Special Protocol Assessment process with the FDA for Trinam® and commencement of recruitment in the Phase III studies for both Vitor™ and Trinam®, as well as progress in our other commercial and research activities.

Ark's manufacturing, clinical and regulatory progress in the year has contributed to the increasingly positive sentiment towards gene-based medicine. We believe that the validation of our expertise in this area has strengthened our reputation and the outlook for the business in the future.

The credit for this process goes to the management and staff at Ark, who have continued to show extraordinary commitment to the demanding programmes and tasks that constitute and support our ongoing research and development. We and the Board are very grateful for their dedication, expertise and effectiveness.

**Dennis Turner**
Chairman
19 March 2007

**Nigel Parker**
Chief Executive Officer

---

Ark has an extensive portfolio of additional products. These have arisen from Ark's own research teams in London and Kuopio and their stage of development ranges from exciting early research projects, to those in clinical development and those ready to be marketed.

| Product | Indication | Phase | Comment |
|---|---|---|---|
| EG005 | HIV lipodystrophy | Phase II completed | High unmet need |
| Ox-LDL diagnostic test | Cardiovascular risk | Completed CE-Mark | Ready to out-license |
| Scavidin® | Cancer | Pre-clinical | Gene-based targeting system for chemo/radiotherapy treatments |
| NP-1 antagonist | Cancer | Pre-clinical | Novel approach for solid tumours |
| VEGF antagonists | Macular degeneration | Pre-clinical | Exciting pre-clinical results |

# Expert teams

**DIRECTORS**

**Dennis Turner** Non-Executive Chairman
Dennis Turner, aged 64, joined Ark as Non-Executive Chairman in 1999. Most of his career has been spent creating, financing and building international companies in the medical and pharmaceutical services sectors. Most recently, he was Chairman and Chief Executive Officer of Pharmaceutical Marketing Services Inc. and Walsh International Inc. (both NASDAQ-listed) and a Non-Executive Director of International Biotechnology Trust (LSE-listed). Mr Turner is a member of the Remuneration and Nomination Committees.

**Dr Nigel Parker PhD** Chief Executive Officer
Dr Nigel Parker, aged 53, has been Chief Executive Officer of Ark since 1998 and is responsible for the strategy and development of the Group. A graduate in life sciences, he has over 25 years' experience in the pharmaceutical business, where he has undertaken senior international management roles in companies such as Teva Pharmaceuticals Limited and Pharmaceutical Marketing Services Inc.

**Martyn Williams MA, FCA** Chief Financial Officer
Martyn Williams, aged 55, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international businesses.

**Dr Bruce Carter** Non-Executive Director
Dr Bruce Carter, aged 63, is Chairman of the Remuneration Committee and a member of the Nomination Committee. He was appointed to the Board in July 2005. Dr Carter, who has over 25 years' pharmaceutical experience, is currently President and Chief Executive Officer of ZymoGenetics Inc. (NASDAQ-listed). Dr Carter has extensive experience at board level, having been on the Board of Management of Novo Nordisk from 1988 to 2000 and is currently on a number of biopharmaceutical boards including Renovis and QLT Inc.

**Peter Keen** Non-Executive Director
Peter Keen, aged 49, is a member of the Audit Committee. He is a Chartered Accountant with over 20 years' experience of financial management in biotechnology companies and is currently a partner with the venture capital firm Esprit Capital Partners LLP. Previously he was UK Managing Director of Merlin Biosciences, the venture capital company which co-founded Ark in 1997 until joining Arakis Limited, a Cambridge based biopharmaceutical company which was sold to Sosei Co Ltd in August 2005. He is also a Non-Executive Director of Abcam plc and the Finsbury Emerging Biotechnology Trust plc.

**Dr Wolfgang Plischke** Non-Executive Director
Dr Wolfgang Plischke, aged 55, is a member of the Audit Committee, having been appointed to the Board in December 2003. Until 1 March 2006 Dr Plischke was a member of the Bayer Healthcare Executive Committee and President of the Global Pharmaceuticals Division of Bayer. With effect from 1 March 2006, he became a member of the Board of Management of Bayer AG.

**David Prince** Non-Executive Director
David Prince, aged 55, is Chairman of the Audit Committee and a member of the Nomination Committee. He was appointed to the Board in May 2004. Mr Prince was until, December 2003, Group Finance Director of Cable and Wireless plc. Prior to this he held board positions at PCCW, as Group Chief Financial Officer and Hong Kong Telecom as Deputy CEO and Group Finance Director. He also holds a non-executive board position at Adecco SA and is a Non-Executive Director of SmarTone Telecommunications Holdings (Hong Kong).

**Sir Mark Richmond** Non-Executive Director
Sir Mark Richmond, aged 76, is senior independent Director, Chair of the Nomination Committee and a member of the Audit and Remuneration Committees. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Co Ltd.

**Professor Seppo Ylä-Herttuala MD, PhD, FESC**
Consultant Director of Molecular Medicine, Non-Executive Director
Professor Seppo Ylä-Herttuala, aged 50, was one of Ark's co-founders in 1997. Since 1995, he has developed the University of Kuopio's Gene Therapy Unit into one of the most active centres in Europe, with experience in ten human gene therapy trials to date. As a world-renowned expert in gene expression technology, the pathogenesis of vascular diseases and malignant glioma, he brings invaluable knowledge to the Group. His experience includes pioneering work in vascular gene therapy, where he performed the first adenoviral gene transfers to human peripheral arteries.

**SENIOR MANAGEMENT**

**John Martin** Chief Scientific Officer
Professor John Martin, aged 63, is Chief Scientific Officer at Ark and was one of Ark's co-founders in 1997. He is a practising cardiovascular physician and holds The British Heart Foundation Chair of Cardiovascular Science at UCL. He was Vice President of the European Society of Cardiology from 2000 to 2002 and as a member of the board of the Society he has initiated a high level political endeavour on heart disease in Europe through the European Commission and the Presidencies of several countries. He was the biology finalist for the Descartes Prize in Research 2004.

**David Eckland** Director of Research and Development
Dr David Eckland, aged 53, joined Ark in May 2005. He previously worked at Takeda Europe Research and Development Centre, where he became Managing Director in 2002, after leaving GlaxoWellcome in 1997, where he was International Director of Metabolic Disease Clinical Research. A graduate in Biochemistry and Medicine, and with a doctorate in Neuroendocrinology, Dr Eckland is a member of the Royal College of Physicians.

**Paul Higham** Director of Commercial Development
Paul Higham, aged 44, Director of Commercial Development has extensive operational and strategic commercial experience in the pharmaceutical industry. He joined Ark in 2001, having previously worked as General Manager of Bayer (Pharmaceuticals), Sweden and Denmark, and as International Commercial VP for GI, Metabolic and Pain at GlaxoWellcome plc.

**Nick Plummer** General Counsel and Company Secretary
Nick Plummer, aged 36, joined Ark in April 2004. He is responsible for both the company secretarial (public company reporting, corporate governance and compliance) and legal functions of the business. He is Secretary to the Board and its Committees. Prior to joining Ark, Mr Plummer worked for eight years at the international law firm Ashurst as a solicitor specialising in corporate law, gaining a wide knowledge of corporate and commercial issues in both domestic and international fields.

**Robert Shaw** Technical Director
Robert Shaw, aged 55, joined Ark in June 2005, having previously acted as a consultant to the Company on operational matters. Mr Shaw is responsible for Ark's quality management and manufacturing development, working mainly in Ark's facility in Kuopio. Mr Shaw is an industrial pharmacist with a record of achievements, both in the industrialisation of new processes and the management of established products.

**SCIENTIFIC ADVISORY BOARD**

Ark has established an advisory board of physicians and scientists to advise it on scientific and technical matters relating to the business. The Scientific Advisory Board meets twice a year or more frequently by request. Its members include:

**Dr John Gordon PhD, ScD** Chairman
Dr Gordon has wide-ranging experience at board level of both quoted and unquoted biotechnology companies. He has served on Committees for Government, Research Councils and various learned societies and was a Fellow of Corpus Christi College, Cambridge for many years.

**Professor Göran K Hansson MD, PhD** Vice Chairman
Professor Hansson is Professor of Cardiovascular Research at the Centre for Molecular Medicine at the Swedish Karolinska Institute. He also serves on the Nobel Committee for Physiology and Medicine, the European Vascular Biology Organisation and the editorial board of several leading scientific journals.

**Professor Anthony D Dayan**
**LLB, MD, FRCP, FRCPath, FFPM, FFOM**
Professor Dayan is Emeritus Professor of Toxicology, University of London, and has an extensive international consulting practice in pharmaceutical, biotechnological and industrial toxicology. He has served on the UK Medicines Commission and the UK Gene Therapy Advisory Committee.

**Professor David J Kerr**
**CBE, MA, MD, DSc, FRCP (Glasgow and London), FMedSci**
Professor David Kerr is Rhodes Professor of Cancer Therapeutics and Clinical Pharmacology at the University of Oxford and Director of the National Translational Cancer Research Network. He has an international reputation for treatment of and research into colorectal cancer and he is developing new approaches to cancer treatment which involve gene therapy.

**Bruce Mackler BA, MS, PhD, JD**
Dr Mackler has a first JD degree in law, a PhD in Immunology/Microbiology and a BA in Biology. For 27 years, Dr Mackler practised as a US lawyer specialising in food & drug law/regulations before the FDA, local and federal courts - US District & Supreme Court. After retirement in 2005, he set up Life Science Management Group, Inc., which performs due diligence assessments and provides FDA assistance to a number of financial groups and their portfolio companies. He authored over 100 published scientific papers and abstracts in immunology, cancer and mucosal diseases and lectures on FDA regulations.

Fuller details of the Scientific Advisory Board members can be found on the Ark website (www.arktherapeutics.com).

# Financial review

### Overview

We report a loss for the year ended 31 December 2006 of £17.5m (2005: £15.1m). The Group's losses have increased in the year as a result of the significant progress made in the clinical development process with its lead products, together with increased investment in the Group's advanced biologics manufacturing facility as well as the timing of milestone receipts under the licensing agreement with Boehringer Ingelheim.

Cash and money market investments at 31 December 2006 totalled £48.4m (2005: £34.3m).

### RESULTS OF OPERATIONS YEARS ENDED 31 DECEMBER 2006 AND 2005

### Revenue

Revenue of £0.3m was recorded in 2006 (2005: £2.3m). In 2005 £2.0m of milestone receipts due under the licensing agreement with Boehringer Ingelheim were earned and further receipts under this agreement are linked to milestones that are expected to be achieved in 2007. Sales in the UK of Kerraboot® were £0.3m (2005: £0.3m). It is expected for 2007 that the primary sources of revenues will continue to be product sales for Kerraboot® and Flaminal®, distribution agreements for Kerraboot®, potential sales from other wound care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportion of revenues is expected to come from the products now in late stage clinical development, together with further out-licensing receipts.

### Research and development expenses

Ark conducts research at its facilities in Kuopio, Finland, at University College London and through a specialist chemistry sub-contractor. Clinical studies are generally carried out by approved clinical research organisations within Europe and North America under the close supervision of senior project managers employed by the Group. Research and development expenditure in 2006 was £12.8m (2005: £13.9m), the reduction in spending on the Vitor™ programme following completion of the initial Phase III study in 2005 masking the continued investment in the biologics manufacturing facility in Finland and in the other lead and follow-on programmes.

Clinical development costs

Major studies during the year included the continuation of the Phase III study for Cerepro™, and the completion of the dose-ascending Phase II study for Trinam®. It is anticipated that 2007 will see the continuation of the Cerepro™ Phase III study and the commencement of both the Trinam® Phase III study and the next Phase III study for Vitor™.

Manufacturing development costs

Manufacturing development expenditure increased as clinical batches for Cerepro™ were produced and further staff were recruited as the Group began to prepare for commercial production. The increase in expenses in the year was also due to the initial investment in back-up commercial manufacturing facilities with a third party.

Research costs

Research costs rose by £0.5m due to a continuing investment in the Group's highly promising pre-clinical pipeline.

### Sales and marketing expenses

Selling, marketing and distribution costs for the period were £1.8m (2005: £1.3m). These costs related largely to sales force expenses and marketing activities for Kerraboot® in the UK, with additional costs in 2006 relating to the launch of Flaminal® and also to initial pre-marketing activities for Cerepro™.

### Other administrative expenses

Other administrative expenses for the period were £5.4m (2005: £5.2m). These administrative expenses consist primarily of remuneration for employees in executive and operational functions (including finance, commercial development, legal, IT and facilities), facilities costs, professional fees for legal, tax and audit services, and fees for Non-Executive Directors.

### Share-based compensation

Share-based compensation charges for the period were £1.1m (2005: £0.5m). The increase is a result of the charge from new options granted during 2006.

### Investment income

The Company invests its surplus cash in bank deposits of up to one year according to the terms of the Investment Policy set out by the Board. Net interest receivable comprises the interest income generated from cash invested in term and overnight deposits. In the year ended 31 December 2006 the Group earned investment income of £1.9m (2005: £1.9m) on cash deposits. Although average interest rates in 2006 were higher than in 2005, investment income was unchanged as a result of lower cash balances in the early part of 2006 prior to receipt of the net proceeds of the placing and open offer in May.

### Taxation

There were no UK corporation tax charges for the year under review due to the incidence of tax losses. We continue the policy of surrendering tax losses for cash by making research and development tax claims to the tax authorities and anticipate a tax credit receivable of £1.6m in respect of the year ended 31 December 2006 (2005: £1.6m), reflecting the continued investment in research and development in the year.

### Balance sheet

Total net assets (defined as total assets less total liabilities) have risen from £34.4m at 31 December 2005 to £49.5m at 31 December 2006, principally as a result of the increase in money market investments following the share placings in 2006.

### Investing activities

The net cash outflow from operating activities for the year was £17.4m (2005: £14.1m). Ark's net cash outflow from capital expenditure was £1.9m (2005: £0.8m). The capital expenditure was principally the investment in upgrading the Group's biologics manufacturing facilities in Kuopio, Finland. The Company's investment in expanded manufacturing facilities in Kuopio is expected to give rise to additional capital expenditure during 2007 and 2008.

Ark's net cash inflow from financing activities was £31.7m (2005: £0.5m) primarily through the proceeds from the successful placing and open offer of shares in May 2006 (£25.5m net of expenses) and the investor placing in December 2006 (£5.9m net of expenses). Interest received from term and overnight deposits was £1.8m (2005: £1.4m).

The Board has implemented an Investment Policy governing the investment of the Company's cash resources, under which the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that these resources remain available to fund the Group's operations while still seeking to maximise returns.

Martyn Williams
Chief Financial Officer
19 March 2007

# Corporate governance

The Company believes that an effective system of corporate governance, appropriate to the Company at this stage of its development, assists its corporate aim of delivering shareholder value. In this Annual Report, the Board is reporting formally on its compliance with the Combined Code on corporate governance (published in July 2003) (the "Code") which is appended to the Listing Rules of the Financial Services Authority. The Board recognises that it is accountable to shareholders for the Company's standard of governance and seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within the Company.

**Statement of compliance with the Code of Best Practice**
From 1 January 2006 to 31 December 2006 the Company has been in compliance with the provisions set out in section 1 of the Code, except that Dennis Turner, the Non-Executive Chairman of the Company also sat on the Remuneration Committee during the review period, which was discouraged by Provision B.2.1 of the Code. However, the revised version of the Combined Code published in 2006 (and applicable for periods commencing from 1 November 2006) permits the company chairman to be a member of the Remuneration Committee.

**Statement about applying the Principles of Good Governance**
The Company has applied the Principles of Good Governance set out in section 1 of the Code by complying with the Code of Best Practice save as reported above. Further explanation of how the principles have been applied is set out below and, in connection with Directors' remuneration, in the Directors' remuneration report.

**The role of the Board**
The Code requires every company to be headed by an effective board, which is collectively responsible for the success of the company. The Company has implemented a policy setting out which matters are reserved for the decision of the Board, which include responsibility for strategy and overall management of the Company, items of major capital expenditure, approval of annual and interim reports, accounts, budgets (including review of performance against budget), risk management review, changes to the structure, size and composition of the Board and determination of the remuneration policy of Directors and senior management. This policy also identifies those matters where full delegation to a Board Committee is not normally permitted, as a final decision on the matter is required to be taken by the whole Board. Matters which the Board considers suitable for delegation are contained in the terms of reference of its Committees.

The Board considers that it has shown its commitment to leading and controlling the Company by meeting eight times during the period and conducting annual strategy and budget reviews. During the reporting period Dr Bruce Carter, Sir Mark Richmond, Dennis Turner and Martyn Williams were each unable to attend one Board meeting. Despite his 12 month secondment from August 2005-2006 to the post of visiting Professor at the Salk Institute for Biological Studies, San Diego, California, Professor Seppo Ylä-Herttuala was able to attend three Board meetings and notwithstanding Dr Wolfgang Plischke's promotion to the Board of Management of Bayer AG on 1 March 2006 and resulting changes to his calendar commitments, Dr Plischke has been able to attend four Board meetings during the period.

**Division of responsibilities between Chairman and Chief Executive**
The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business by: appointing Dennis Turner as non-executive Chairman; naming Sir Mark Richmond as senior independent Director; establishing an executive management team under the leadership of the Chief Executive, Dr Nigel Parker; and establishing a procedure whereby the executive management team reports formally to the Board at each Board meeting.

**Board balance**
The Code requires a balance of Executive Directors and Non-Executive Directors ("NEDs") (and in particular independent NEDs) such that no individual or small group of individuals can dominate the Board's decision taking. A smaller company, such as Ark, must have at least two independent NEDs. Seven of the nine current Board members are NEDs, five of whom (excluding the Chairman) the Board considers to be independent. The senior independent Director is Sir Mark Richmond. The NEDs come from diverse business backgrounds and each has specific and relevant expertise, materially enhancing the judgment and overall performance of the Board. The Company intends to recruit a further NED in the next 12 months, as part of its succession planning.

**Independence of NEDs**
As explained in last year's Annual Report, in order to assist in securing the recruitment and retention of high calibre NEDs, the Company has historically granted NEDs options to acquire shares in the Company, in addition to fees. No NEDs have been granted options under the NED Share Participation Plan in the period under review and the Company does not intend to grant any further options to NEDs under this plan. Professor Seppo Ylä-Herttuala was granted share options in the period

under the Group's Consultancy Share Option Plan, not in relation to his directorship but as part of the benefits he receives for the consultancy services he supplies to the Group.

The holding of share options by NEDs could, amongst other things, be relevant in determining whether a NED is independent. After detailed consideration, the Board has determined that it does not believe that the holding of share options by its NEDs impacts on their independence in character and judgment. Options granted to NEDs are not subject to any performance conditions and the number of shares which may be acquired on the exercise of an option is solely dependent on the NED's period of service with the Company. In accordance with the recommendations of the Code, NEDs are required to hold shares arising from the exercise of their Directors' share options granted since the IPO for one year from the date that they cease to be a Director.

Other factors that may reflect on the independence of a NED include any material business relationships with the Company. Dr Wolfgang Plischke was Nomura's nominee Director from November 2003 to 8 March 2004 (the date of the Company's IPO) and is also a member of the Board of Management of Bayer AG. Since the IPO and during the reporting period, Dr Plischke had no further responsibilities to Nomura in respect of the Company. The Directors believe that Dr Plischke's prior relationship with Nomura and his employment with Bayer are not material to his current role with the Company and do not affect his independent judgment.

The Directors consider, in accordance with Provision A.3.1 of the Code, that Peter Keen has been an independent NED as from 6 February 2006, being three years from the date that Mr Keen resigned his directorship of Merlin Biosciences Ltd, an adviser to Merlin General Partner II Limited, an investment fund which, together with Merlin Equity Limited, holds approximately 1.25% of the issued shares in the Company.

Notwithstanding the fact that Mr Keen and Sir Mark Richmond have each been a NED of the parent company of the Group for nine years, the Board has evaluated their performance rigorously and considers that both are fully independent of the Company.

The Board has therefore determined that Dr Bruce Carter, Dr Wolfgang Plischke, David Prince, Sir Mark Richmond and Peter Keen meet the independence criteria set out in the Code.

During the reporting period the NEDs met three times without executive management being present, including once without the Chairman being present.

**The Board Committees**
The Board has established a Remuneration Committee, a Nomination Committee and an Audit Committee, whose make-up complies with the requirements of the Code. The terms of reference of each Committee can be downloaded from the Company's website.

**The Nomination Committee**
The Nomination Committee meets at least once a year or more if necessary and has responsibility for considering the size, structure and composition of the Board, retirements and appointments of additional and replacement Directors and making appropriate recommendations to the Board. The Code recommends that a majority of members of the Nomination Committee are independent NEDs. Sir Mark Richmond chairs the Nomination Committee, and its other members in the review period were Dennis Turner, Dr Bruce Carter and David Prince, the latter two having been appointed on 17 February 2006, at which meeting Dr Nigel Parker stepped down from the Committee. Consequently, three out of four members of the Committee are considered by the Company to be independent NEDs. The Nomination Committee met once during the period, in November 2006, with full attendance by all Committee members.

**The Remuneration Committee**
The Code requires that, in the case of a smaller company, the Remuneration Committee consists of at least two independent NEDs. Dr Bruce Carter chairs the Remuneration Committee, and its other members are Sir Mark Richmond and Dennis Turner (the former two Directors being considered independent). In accordance with the NAPF Voting Guidelines, the Company confirms that the Company Chairman, Mr Turner, was considered independent on appointment and there have been no subsequent events resulting in his independence being compromised. Accordingly, the Company considers it appropriate for Mr Turner to sit on the Remuneration Committee.

The Committee has responsibility for making recommendations to the Board on the Company's policy on the performance evaluation and remuneration of Directors, and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. The Committee met three times during the reporting period and, with the exception of Dr Bruce Carter who was unable to attend one meeting, the Board can confirm full attendance by all member Directors.

**The Audit Committee**
The Code recommends that in the case of a smaller company the Audit Committee should consist of at least two independent NEDs, one of whom has recent and relevant financial experience. The Company complies with these recommendations, with two of the Audit Committee members (David Prince and Peter Keen) both having recent and relevant financial experience. David Prince is Chairman of the Committee and the other members are Dr Wolfgang Plischke, Sir Mark Richmond and Peter Keen, the latter having been appointed to the Committee on 17 May 2006. The Audit Committee met four times during the year. The Board can confirm full attendance by all member Directors except for two meetings when Dr Wolfgang Plischke was unable to attend and one meeting that Sir Mark Richmond was unable to attend. A detailed report on the duties of the Audit Committee and how it discharges its responsibilities is provided in the internal control section below.

**Timeliness and quality of Board information**
The Board has sought to ensure that Directors are properly briefed on issues arising at Board meetings by establishing procedures for: distributing Board papers in a timely manner in advance of meetings; considering the adequacy and quality of the information provided before making decisions; and adjourning meetings or deferring decisions when Directors have concerns about the information available to them. Training is provided to all Directors on an ongoing and timely basis.

**Transparency of Board appointments**
There are formal, rigorous and transparent procedures for the appointment of new Directors to the Board. Short-listed candidates are interviewed by at least one member of the Nomination Committee and the Chairman of the Board and evaluations of appropriate candidates are circulated to all members of the Nomination Committee for consideration and approval prior to candidate recommendation to the Board.

**Constructive use of the AGM**
The Board seeks to use the AGM (together with other forums) to communicate with investors and encourage their participation by arranging presentations by executive management and inviting shareholder questions. The Chairman of each of the Board Committees, or their deputy, are, wherever possible, present at the AGM to answer questions on the report on the relevant Committee's activities and matters within the scope of that Committee's responsibilities.

**Dialogue with shareholders**
The Directors seek to build on a mutual understanding of objectives between the Company and its shareholders. Apart from the AGM, this is undertaken by way of the Annual Report and regular presentations to shareholders to discuss long term issues and to obtain feedback. Through the presentation of the Annual Report and Accounts, the Interim Report and press releases (which are emailed automatically to registered web users), the Board seeks to present a balanced and understandable assessment of the Company's position and prospects. All periodic reports and accounts are mailed to shareholders. The Ark Therapeutics website provides additional information on the Company and access to press releases, reports and accounts and other materials issued by the Company.

Sir Mark Richmond, as senior independent Director, is contactable by shareholders through a link on the Company's website. In addition, all NEDs have developed an understanding of the views of shareholders through corporate broker briefings and review of issued analyst notes.

**Board performance evaluation**
All Directors are subject to election by shareholders at the first annual general meeting after their appointment, and to re-election thereafter at intervals of no more than three years. In accordance with the Code, the Board undertakes an annual evaluation of its own performance and that of its committees and individual Directors which has been formalised in the Board Review and Development Policy (a copy of which is available on the Company's website) adopted by the Board. Individual evaluations aim to confirm that each Director continues both to contribute effectively and to demonstrate commitment to the role (including the allocation of necessary time for preparation and attendance at Board and committee meetings and any other duties). The NEDs, led by the senior independent Director, are responsible for evaluating the performance of the Chairman of the Board and meet annually to conduct a formal review without the Chairman present, taking into account the views of executive management. Following the evaluation process, the Company considers that the Board and its individual members continue to perform effectively.

The performance of the five Directors being proposed for re-election at the AGM (Martyn Williams, Dr Wolfgang Plischke and Dennis Turner for re-election by virtue of retirement by rotation, Sir Mark Richmond as a result of being over 70 years old and each of Sir Mark Richmond and Peter Keen as a result of having been a NED of the parent company of the Group for more than nine years) has been formally evaluated and it has been determined that all five continue to perform effectively and (other than Mr Williams) independently of the Company, and are fully committed to their roles on the Board and relevant Committees.

**Maintenance of a sound system of internal control**
The Board maintains a sound system of internal control to safeguard shareholders' investment and the Group's assets, and has established a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place throughout the reporting period and up to the date of approval of the annual report and accounts and which is in accordance with revised guidance on internal control published in October 2005 (the "Turnbull Guidance"). The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits. The Board confirms that it has, in the period under review, reviewed the effectiveness of the Group's system of internal controls including financial, operational and compliance controls and risk management systems.

Risk management review
In performing the risk management review process, senior management undertook a risk review in the reporting period in each area of the Group, identifying material risks, grading them on the likelihood of occurrence and impact on the business. They then determined how best to manage or reduce each risk and highlighted areas where action was required. The Audit Committee then reviewed the process and findings concluding that all material risks identified are being managed effectively. The Audit Committee then reported the results to the Board, which discussed the report and, after deliberation, confirmed the conclusion of the Audit Committee. In addition, specific risks and their mitigation have been discussed by the Board and its committees at meetings during the year.

Other internal controls
Through the Audit Committee, the Board has reviewed the effectiveness of the internal controls. The Group's organisational structure has clearly established responsibilities and lines of accountability. Employees are required to follow clearly laid out internal procedures and policies appropriate to the business and their position within the business. On an ongoing basis executive management monitors financial and operational performance in detail and where appropriate refers matters to the Board for further consideration.

The Board has evaluated the performance of the Audit Committee and confirms that there are arrangements in place for considering financial reporting and internal control principles and for maintaining an appropriate relationship with the Group's Auditors.

The Board has shown its commitment to formal and transparent arrangements for financial reporting, internal control and external audit by, amongst other things, reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in these areas (formalised in a "whistleblowing" policy circulated to all employees) and having policies and procedures in place for financial reporting.

The Board monitors the activities of the Group through monthly reports on performance against targets. The Board retains responsibility for approving any significant financial expenditure or commitment of resources.

The Group has a Scientific Advisory Board ("SAB"), which is an independent body comprising leading physicians and scientists to advise it on scientific and technical matters relating to the business. There are two permanent members and three ad hoc members of the SAB. The ad hoc SAB members attend SAB meetings when their particular expertise is required.

The Group has formal Health & Safety and Security Committees, comprising appropriate members of management and other employees which as part of their remit oversee the Group Health & Safety (see summary in the Directors' report) and Security policies respectively.

**Audit Committee responsibilities and relationships with Auditors**
The Code requires that this Annual Report separately describes the work of the Audit Committee and how it discharges its responsibilities.

The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Code and on ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the financial statements in the Interim and Annual Reports remains with the Board. Written terms of reference are modelled on the Code provisions and set out the main roles and responsibilities of the Audit Committee, including the monitoring of the Group's whistleblowing procedures, reviewing financial reporting arrangements and the effectiveness of internal controls and risk management systems. The Audit Committee reports to the Board, identifying any need for action or improvement on any of these terms of reference and makes recommendations as to the steps to be taken. The effectiveness of the Audit Committee is reviewed by the Board annually.

In accordance with the Smith Guidance on audit committees, no one other than the Audit Committee Chairman and members receive automatic invitations to a meeting of the Audit Committee. The Audit Committee meets the external Auditors at least once a year without management present and its Chairman keeps in touch on a continuing basis with the key people involved in the Company's governance, including the Board Chairman, the Chief Executive, the Chief Financial Officer and the external audit lead partner. An induction programme is provided for new Audit Committee members, covering the role of the Audit Committee, its terms of reference and an overview of the Company's business, including discussion of the main business, financial dynamics and risk.

The Audit Committee reviews the financial integrity of the Group's financial statements including relevant corporate governance statements prior to Board submission.

**Accountability and audit**
The Board is required by the Code to present a balanced and understandable assessment of the Group's position and prospects. In relation to this requirement reference is made to the Statement of Directors' Responsibilities for preparing the financial statements set out from page 33. The independent Auditors' report on pages 31 and 32 includes a statement by the Auditors about their reporting responsibilities.

The Audit Committee is responsible for making recommendations to the Board on the appointment, reappointment and removal of the external Auditors and assesses annually the qualification, expertise, resources, remuneration and independence of the external Auditors as well as the effectiveness of the audit process. The Board confirms that it has not taken a different position from that of the Audit Committee in relation to the appointment of the external Auditors. The Audit Committee also receives a report on the external audit firm's own internal quality control procedures. For each annual cycle, the Audit Committee ensures that appropriate plans are in place for the external audit.

Any non-audit services that are to be provided by the external Auditors are reviewed in order to safeguard Auditor objectivity and independence. The Board can confirm that during the reporting period there have been no non-audit services that are considered to have impaired the objectivity and independence of the external Auditors. A full breakdown of payments made to the external Auditors during the financial year is disclosed within note 7 on page 42.

As recommended by the Smith Guidance and in compliance with its terms of reference, the Audit Committee has developed and recommended to the Board and the Board has adopted a policy (the "Auditors' Independence Policy") to ensure Auditor independence and objectivity including in relation to the provision of non-audit services by the Auditors. Under the Auditors' Independence Policy the Auditors are permitted to supply the Group with audit and audit related services (eg reviews of internal controls and reviewing the Group's interim financial statements). Certain permitted non-audit services are set out in the policy (eg tax compliance and planning) and such services require authorisation either by the Chief Financial Officer or the Audit Committee according to their value. In order to ensure continued Auditors' independence under the policy the Auditors are prohibited from supplying certain services (including book-keeping and accounting services and actuarial services).

The Audit Committee considers the need for an internal audit function annually and has concluded that, given the size of the Group's operations at this time, it is not necessary.

**Compliance with the UK BioIndustry Association ("BIA") Code of Best Practice**
The BIA, of which the Company is a member, has published a code to establish principles of best practice for information communication and management amongst its members. The BIA code consists of broad principles of best practice in such areas as the composition of the Board, the Board's access to information and external advice, the release of sensitive information and public announcements relating to products. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The Board is committed to meaningful dialogue with its investors and can confirm that during the reporting period the Company complied with the BIA code.

**Going concern basis**
As at 31 December 2006 the Group had cash and money market investments of £48.4m. In accordance with the Code the Board, having made relevant enquiries, has a reasonable expectation that at the time of approving the financial statements the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason the Board continues to adopt the going concern basis in preparing the financial statements.

**Nick Plummer**
Company Secretary
19 March 2007

# Directors' remuneration report

**Introduction**

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985 (the "Act"). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles relating to Directors' remuneration. As required by the Act, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Act requires the Auditors to report to the Group's members on certain parts of the Directors' remuneration report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Act. The report has therefore been divided into separate sections for audited and unaudited information.

**UNAUDITED INFORMATION**

**Remuneration Committee**

The Group has a Remuneration Committee ("the Committee") which the Company considers is constituted in accordance with the recommendations of the Combined Code. The members of the Committee are Sir Mark Richmond, Dennis Turner and Dr Bruce Carter. Dr Carter was elected as Chairman of the Committee following the AGM in April 2006, succeeding Sir Mark Richmond.

None of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his own remuneration.

In considering the Directors' remuneration for the year, the Committee consulted Dr Nigel Parker (CEO) and Martyn Williams (CFO) about its proposals and reviewed executive compensation packages in the UK biotech sector. It also referred to a number of specialist studies on executive remuneration, including the annual survey carried out by New Bridge Street Consultants LLP in the biotechnology sector.

**Remuneration policy**

Executive remuneration packages are prudently designed to attract, motivate and retain directors of the high calibre needed to achieve the highest level of Group performance in accordance with the best interests of shareholders. They comprise a mixture of performance related and non-performance related remuneration. The performance measurement of the Executive Directors and key members of senior management and the determination of their annual remuneration package are undertaken by the Committee. The remuneration of the NEDs is determined by the Board within limits set out in the Articles of Association and with reference to published data on the level of such remuneration in other UK-listed companies in the biotech sector.

There are five main elements of the remuneration package for Executive Directors and senior management:

- Basic annual salary and benefits;
- Annual bonus payments;
- Share option incentives;
- Pension arrangements; and
- Long term incentive plans (LTIPs).

The Group's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance related. As described below, Executive Directors may earn annual incentive payments linked to a specified target percentage of their basic salary (Dr Nigel Parker: 40%, Martyn Williams: 35%) together with the benefits of participation in share option schemes. The Committee has the discretion to increase the above incentive payment percentages by up to one half for exceptional performance.

**Basic salary**

An Executive Director's basic salary is determined by the Committee at the beginning of each year and, from time to time, when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and relies on objective research which gives up-to-date information on a comparator group of companies within the sector. Account is also taken of the individual performance of each Executive against objectives set by the Committee as well as the pay and conditions of all employees. Basic salaries were reviewed in January 2006, with increases taking effect from 1 January 2006. Executive Directors' contracts of service which include details of remuneration will be available for inspection at the AGM.

In addition to basic salary, the Executive Directors receive certain benefits-in-kind, namely a car allowance and private medical insurance.

**Annual bonus payments**

The Group operates a performance-related bonus scheme for senior management, including Executive Directors. Bonuses are non-pensionable and, for the financial year 2006, the maximum bonus was 44% of basic salary. Bonus payments are based on the attainment of specific performance criteria which are directly related to defined strategic goals which have been approved by the Committee. Those criteria are intended to be stretching and are structured so as to encourage and reward high levels of achievement consistent with the interest of shareholders and the long term objectives of the Group.

**Share options**

Options over ordinary shares have been granted to date under seven share option plans:

- the Ark Therapeutics Limited 2001 Enterprise Management Incentive Share Option Plan (the "2001 EMI Plan"),
- the Ark Therapeutics Group Limited 2003 Enterprise Management Incentive Share Option Plan (the "2003 EMI Plan", together with the 2001 EMI Plan, the "EMI Plans"),
- the Ark Therapeutics Limited Share Option Plan (the "Old Executive Plan"),
- the Ark Therapeutics Group Unapproved Share Option Plan (the "Unapproved Executive Plan"),
- the Ark Therapeutics Group Approved Share Option Plan (the "Approved Executive Plan"),
- the Non-Executive Director Share Participation Plan (the "NED Plan") and
- the Ark Therapeutics Group Consultancy Share Option Plan (the "Consultants' Plan")

and, for the first time in 2006, under the Company's long term incentive plan, the Ark Therapeutics Group 2005 Long Term Incentive Plan (the "LTIP").

No grants have been made in the period under the Old Executive Plan, the 2001 EMI Plan or the NED Plan, nor will there be any further grants under these plans in the future. Employees and Executive Directors are eligible to participate in the Approved Executive Plan and the Unapproved Executive Plan (together the "Executive Plans") and the LTIP, the terms of which comply with guidelines and best practice governing the grant of share-based incentives in a listed company, to the extent to which the Board considers such practice to be appropriate to the Group.

In the period under review, no share options were granted to NEDs under the NED Plan. The NEDs hold options granted prior to the Company's IPO or, in the case of Dr Carter and Mr Prince, granted as part of their recruitment package. Going forward, the Company does not intend to grant any further share options under the NED Plan.

NED options become exercisable to the extent vested, which is dependent only on the NED remaining with the Company, and will vest as to one third annually on the first, second and third anniversary of grant. The Board considers that the terms of the options do not in any way affect the independent judgment of Sir Mark Richmond, Dr Wolfgang Plischke, David Prince, Peter Keen or Dr Bruce Carter. In accordance with the recommendations of the Combined Code, the NEDs have agreed that they will not dispose of shares arising from the exercise of options granted under the NED Plan since the Company's IPO for at least one year from the date their directorship terminates.

Professor Seppo Ylä-Herttuala, a Non-Executive Director, was awarded 50,000 options in the year under the Consultants' Plan in respect of his services to the Company as a consultant.

All outstanding options are over ordinary shares and any ordinary shares issued or transferred in satisfaction of any option shall rank *pari passu* with the then existing issued ordinary shares. Benefits under any of the share option plans or LTIP detailed below are not pensionable.

Under the original performance criteria of the Executive Plans, options granted to executive management or senior corporate staff were subject to a combination of cash flow management requirements and the achievement of certain comparative levels of Total Shareholder Return ("TSR"). In each of the four years commencing with the year in which the option was granted, one quarter of the option would be tested against the performance criteria. If cash flow targets were not met in any one year, no part of the quarter of the option would have vested in that year. Accordingly, options could not have vested in full until the end of the fourth year and, even if vested in part in any of the first three years, could not in normal circumstances have been exercised prior to the third anniversary of grant. To the extent vested at the end of this process, the option could have been exercised for the rest of its ten year life without further test.

Prior to the Company's IPO (which occurred in March 2004), the Executive Directors were also granted options under the terms of the EMI Plans, the Old Executive Plan and the Unapproved Executive Plan. The exercise of these options is not dependent upon performance criteria. The exercise price of the options granted under the above schemes is equal to the market value of the Company's shares at the time when the options are granted.

Under the Consultant's Plan, TSR has been the sole performance criterion.

**LTIP**

Under the LTIP, awards take the form of "nil paid" options and under the original performance criteria were subject to a combination of cash management requirements and the achievement of certain levels of TSR. At the end of three years, commencing with the year in which the option was granted, the option would be tested against the performance criteria.

In 2006 the Committee engaged the Hay Group Plc to review all elements of remuneration for executive management and senior corporate staff and make recommendations consistent with the Group's remuneration policy. As part of this brief, the Hay Group was asked to review current share-based incentive schemes and, in particular, the TSR performance condition upon which the exercise of options is dependent and to report on their suitability and effectiveness in stimulating the development of long term shareholder value. The Hay Group have advised that the use of relative TSR is not, in the circumstances, the most appropriate criterion for stimulating performance and generating increased shareholder value. They recommended that the Board consider basing performance on the achievement of key milestones that in their judgment will be the determinants and drivers of shareholder value, delivery of which is the primary goal of management.

In the Board's view the most important strategic factors that will ultimately add value to the business are its unique science and its ability to translate this science into successful products in the major markets. In that context, the contributions of the executive management and senior corporate staff are fundamental. Executives need to ensure that:

- They enable and facilitate scientific research and development.
- They prioritise and drive the international commercialisation of each therapeutic candidate.
- The business remains adequately funded to achieve these goals.
- A robust relationship is maintained with academics so that they remain involved and motivated.

The Remuneration Committee has, therefore, concluded that the use of TSR in assessing performance for vesting of share-based incentives should be replaced by a number of specific, externally verifiable corporate milestones, the achievement of which over a three year period would determine whether and to what extent options and LTIPs vest. Accordingly, for option awards made under the Executive Plans, the Consultants' Plan and the LTIP, the following milestones have been identified for the 2007 grant of options.

1 January 2007 – 31 December 2009

| | |
|---|---|
| 1. Approval of Cerepro™ in Europe or USA | 30% |
| 2. Vitor™ – execute processes to complete Phase III study | 15% |
| 3. Trinam® - execute processes to complete enrolment into Phase III study | 20% |
| 4. Build profitable, stand-alone woundcare/devices business | 10% |
| 5. Further exploitation of ACE/ATII receptor/stroke patent | 15% |
| 6. Expand clinical portfolio with at least one further candidate | 10% |

The Remuneration Committee considers that the achievement of the above milestones are expected to be the key events to drive enhanced shareholder value. Where an individual milestone is achieved before the end of the three year period, the percentage of the total award attributed to that particular milestone will vest but will not be exercisable until the third anniversary of grant. For future awards, the milestones will be set at the time of grant to reflect the key value drivers of the business at that time.

Furthermore, the Remuneration Committee considers it important to take into account the fact that the Company has had a highly successful year in 2006 with the following major developments and achievements all essential to the building of long term value in the Company:-

- Cerepro™ MAA filing progressed with EMEA
- Cerepro™ Phase III/IV study recruitment advanced to plan
- Vitor™ study confirms therapeutic effect in cancer cachexia
- Vitor™ - successful end of initial Phase III FDA/EMEA meetings
- Trinam® positive Phase II results achieved
- Trinam® - successful end of Phase II FDA meeting
- Placing and Open Offer successfully executed
- Flaminal® in-licensed and launched
- Kerraboot® - six further international distribution deals signed
- Scavidin® - first proof-of-concept demonstrated in pre-clinical cancer models

In light of these achievements, the Remuneration Committee and Board have decided to exercise their powers under the Executive Plans and the LTIP to vary performance conditions where these are considered to have ceased to be appropriate. In particular, the Remuneration Committee has determined that this is the case in respect of the annual company-wide grant of options of 4 January 2006. Under the TSR performance criteria for executive management and senior corporate staff, only 15% of one quarter of the options from that grant capable of vesting at 31 December 2006 would vest, despite the very significant progress made by the Company as described above. For other employees and consultants, 50% would have vested. The Remuneration Committee has, therefore, determined that instead, 100% of that quarter of options falling due for vesting would vest at 31 December 2006. This means that Dr Parker's and Mr Williams' options would vest as to 72,500 and 28,125 shares respectively instead of 10,875 and 4,219 respectively under the original performance conditions. In total, for all employees, consultants and executive directors this would result in 358,250 options vesting at 31 December 2006 compared with 113,763 options under the original performance conditions. This decision follows a consultation process with a number of the Company's major shareholders, who fully supported the proposal in the light of the Company's outstanding progress against milestones during 2006.

For the 2006 LTIP award, milestone-based performance criteria will be applied.

The Company's policy is to grant options annually to Executive Directors at the discretion of the Remuneration Committee taking into account individual performance up to a maximum of two times salary in any one year, inclusive of any LTIP awards. It is the Company's policy to phase the granting of share options rather than to award a single large block to any individual.

### Pension arrangements

In the UK, all employees including Executive Directors are invited to participate in the Group Personal Pension Plan, which is money-purchase in nature. The only pensionable element of remuneration is basic salary. During the year, the Group contributed a maximum of 15% of basic salary in relation to Executive Directors to a Group personal pension scheme in the name of each Executive Director with the exception of Dr Parker for whom a maximum of 17% of basic salary was contributed to a retirement annuity contract in which he participated prior to joining the Group.

**Performance graph**

The graph below shows the Company's performance, measured by TSR, compared with the performance of the comparator group of companies in the sector also measured by TSR. This is relevant to the Group's original performance criteria for options and LTIP awards as set out above. The comparator group was selected for this comparison because it was the comparator group used by the Company to determine to what extent options issued to Executive Directors and senior managers will vest (under the previous performance criteria).

**Directors' service contracts**

It is the Company's policy that Executive Directors should have contracts with an indefinite term providing for a maximum of one year's notice. This applies to the contracts of Dr Parker and Mr Williams, which were effective 8 March 2004. Dr Parker is required to give twelve months notice of termination and Mr Williams six months. The Company can make payment of basic salary in lieu of notice.

**Non-Executive Directors**

All NEDs have specific terms of engagement with an indefinite term (terminable on three months' notice by either party) and their remuneration is determined by the Chairman of the Board and the Executive Directors (save in the case of the Chairman of the Board, whose remuneration is determined by the Executive Directors) within the limits set by the Articles of Association and based on independent surveys of fees paid to NEDs of similar companies. The basic fee paid to the Chairman in the year was £55,000, and the basic fees paid to the other NEDs in the year were Dr Carter: £22,000; Mr Keen: £22,000; Dr Plischke: £22,000; Mr Prince: £22,000; Sir Mark Richmond: £22,000 and Professor Ylä-Herttuala: £2,000. The NEDs receive further fees for attendance at each Board meeting and for additional work performed for the Company in respect of chairmanship or membership of the Remuneration Committee, Audit Committee and Nomination Committee. NEDs are not eligible to join the Group's pension scheme.

The details of the appointments of the NEDs who served as a Director in the year to 31 December 2006 are summarised in the table below:

| Name of Director | Effective date of appointment |
|---|---|
| Dr B Carter | 7 July 2005 |
| P Keen | 8 March 2004* |
| Dr W Plischke | 8 March 2004** |
| D Prince | 26 May 2004 |
| Sir Mark Richmond | 8 March 2004* |
| D Turner | 8 March 2004* |
| Professor S Ylä-Herttuala | 8 March 2004* |

* Originally appointed a Director of Ark Therapeutics Limited (formerly known as Eurogene Limited), the previous parent company of the Group, as follows: P Keen - June 1997; Sir Mark Richmond - June 1997; Professor S Ylä-Herttuala - January 2001; D Turner - September 1999.

** Originally appointed a Director in December 2003.


Total Shareholder Return - ARK Therapeutics vs. Peer Group Average
8 March 2004 - 31 December 2006
Ark Therapeutics
Peer Group
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
08-Mar-04
08-Jul-04
08-Nov-04
08-Mar-05
08-Jul-05
08-Nov-05
08-Mar-06
08-Jul-06
08-Nov-06
Source: Datastream 13 February 2007

**Peer Group constituents:**

Acambis
Alizyme
Antisoma
Axis-Shield
Goldshield Group
GW Pharmaceuticals
Oxford Biomedica
Phytopharm
Prostrakan
Proteome Sciences
Protherics
Shire Pharmaceuticals
Sinclair
SkyePharma
Vernalis
XTL Biopharmaceuticals

**AUDITED INFORMATION**

**Aggregate Directors' remuneration**
The total amounts for Directors' remuneration were as follows:

| | **2006 £'000** | 2005 £'000 |
|---|---|---|
| Emoluments | **954** | 832 |
| Gains on exercise of share options | — | 545 |
| Pension contributions | **76** | 53 |
| | **1,030** | 1,430 |

**Directors' emoluments**

| Name of Director | **Fees/basic salary £'000** | **Benefits in kind £'000** | **Annual bonuses £'000** | **2006 total excluding pension £'000** | **2006 pension £'000** | 2005 total excluding pension £'000 | 2005 pension £'000 |
|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | |
| Dr N Parker | 310 | 16 | 120 | 446 | 49 | 393 | 27 |
| M Williams | 190 | 14 | 60 | 264 | 27 | 240 | 26 |
| | 500 | 30 | 180 | 710 | 76 | 633 | 53 |
| **Non-Executive** | | | | | | | |
| Dr B Carter | 37 | — | — | 37 | — | 13 | — |
| P Keen | 34 | — | — | 34 | — | 27 | — |
| Dr W Plischke | 26 | — | — | 26 | — | 25 | — |
| D Prince | 40 | — | — | 40 | — | 35 | — |
| Sir Mark Richmond | 39 | — | — | 39 | — | 39 | — |
| D Turner | 66 | — | — | 66 | — | 58 | — |
| Professor S Ylä-Herttuala | 2 | — | — | 2 | — | 2 | — |
| | 244 | — | — | 244 | — | 199 | — |
| Aggregate emoluments | 744 | 30 | 180 | 954 | 76 | 832 | 53 |

In addition to the amounts shown above Professor Ylä-Herttuala has earned consultancy fees of £65,000 (2005: £62,000) which were not in respect of his services as a Director.

No Director waived emoluments in respect of the years ended 31 December 2006 or 2005.

**Directors' interests**
The interests of the Directors in office at the end of the year in the share capital of the Company at 31 December 2006, 31 December 2005 and at the date of this report were as follows:

| | Number of ordinary shares of 1p each | | |
|---|---|---|---|
| | **31 December 2006** | 31 December 2005 | Date of report |
| D Turner | **143,002** | 96,002 | 143,002 |
| Dr N Parker | **2,891,373** | 2,886,667 | 2,891,373 |
| M Williams | **548,104** | 543,398 | 548,104 |
| Professor S Ylä-Herttuala | **3,652,358** | 4,152,358 | 3,652,358 |
| P Keen | **194,965** | — | 194,965 |
| D Prince | **11,765** | — | 11,765 |
| Sir Mark Richmond | **14,118** | — | 14,118 |

All interests are beneficially held other than 183,200 of Mr Keen's. His interest in those shares is as a joint trustee and sole member of a retirement benefit scheme which is the beneficial owner of the shares.

**Directors' share options**

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors.

Details of options over ordinary shares for Directors who served during the year are as follows:

| Name of Director | 1 January 2006 | Granted | Options exercised during the period | 31 December 2006 | Exercise price pence | Date from which exercisable | Expiry date |
|---|---|---|---|---|---|---|---|
| Dr B Carter | 150,000 | — | — | 150,000 | 100.81 | 07/07/2006 | **06/07/2015 |
| P Keen | 120,000 | — | — | 120,000 | 69.00 | 21/03/2002 | 23/05/2011 |
| | 150,000 | — | — | 150,000 | 60.50 | 28/01/2005 | **27/01/2014 |
| Dr N Parker | 260,000 | — | — | 260,000 | 0.01 | 08/03/2004 | 24/04/2010 |
| | 1,008,808 | — | — | 1,008,808 | 50.00 | 08/03/2004 | 24/04/2010 |
| | 428,000 | — | — | 428,000 | 69.00 | 24/05/2002 | *23/05/2011 |
| | 400,000 | — | — | 400,000 | 74.00 | 21/03/2003 | *20/03/2012 |
| | 350,000 | — | — | 350,000 | 50.00 | 24/09/2004 | *23/09/2013 |
| | 400,000 | — | — | 400,000 | 60.50 | 28/01/2005 | *27/01/2014 |
| | 500,000 | — | — | 500,000 | 60.50 | 02/02/2005 | *01/02/2014 |
| | 600,000 | — | — | 600,000 | 96.25 | 12/03/2008 | ***11/03/2015 |
| | — | 290,000 | — | 290,000 | 104.00 | 04/01/2009 | ***03/01/2016 |
| Dr W Plischke | 150,000 | — | — | 150,000 | 60.50 | 28/01/2005 | ** 27/01/2014 |
| D Prince | 150,000 | — | — | 150,000 | 133.00 | 26/05/2005 | ** 26/05/2014 |
| Sir Mark Richmond | 120,000 | — | — | 120,000 | 69.00 | 21/03/2002 | 23/05/2011 |
| | 150,000 | — | — | 150,000 | 60.50 | 28/01/2005 | **27/01/2014 |
| D Turner | 400,000 | — | — | 400,000 | 50.00 | 27/04/2000 | 05/12/2009 |
| | 170,000 | — | — | 170,000 | 50.00 | 21/03/2002 | 24/04/2010 |
| | 120,000 | — | — | 120,000 | 69.00 | 21/03/2002 | 23/05/2011 |
| | 150,000 | — | — | 150,000 | 60.50 | 28/01/2005 | **27/01/2014 |
| M Williams | 300,000 | — | — | 300,000 | 30.00 | 08/03/2004 | 05/12/2009 |
| | 150,000 | — | — | 150,000 | 50.00 | 08/03/2004 | 24/04/2010 |
| | 150,000 | — | — | 150,000 | 50.00 | 25/04/2001 | *24/04/2010 |
| | 200,000 | — | — | 200,000 | 69.00 | 24/05/2002 | *23/05/2011 |
| | 54,542 | — | — | 54,542 | 74.00 | 04/04/2003 | *03/04/2012 |
| | 145,458 | — | — | 145,458 | 74.00 | 21/03/2003 | *20/03/2012 |
| | 180,000 | — | — | 180,000 | 50.00 | 24/09/2004 | *23/09/2013 |
| | 180,000 | — | — | 180,000 | 60.50 | 28/01/2005 | *27/01/2014 |
| | 90,000 | — | — | 90,000 | 60.50 | 02/02/2005 | *01/02/2014 |
| | 240,000 | — | — | 240,000 | 96.25 | 12/03/2008 | ***11/03/2015 |
| | — | 112,500 | — | 112,500 | 104.00 | 04/01/2009 | ***03/01/2016 |
| Prof S Ylä-Herttuala | 70,000 | — | — | 70,000 | 50.00 | 25/04/2001 | *24/04/2010 |
| | 60,000 | — | — | 60,000 | 74.00 | 21/03/2003 | *20/03/2012 |
| | 50,000 | — | — | 50,000 | 50.00 | 24/09/2004 | *23/09/2013 |
| | 50,000 | — | — | 50,000 | 60.50 | 28/01/2005 | *27/01/2014 |
| | 99,999 | — | — | 99,999 | 60.00 | 28/09/2004 | 31/12/2008 |
| | 50,000 | — | — | 50,000 | 96.25 | 12/03/2008 | ***11/03/2015 |
| | — | 50,000 | — | 50,000 | 104.00 | 04/01/2009 | ***03/01/2016 |
| | 7,846,807 | 452,500 | — | 8,299,307 | | | |

* Exercisable over four years in equal instalments
** Exercisable over three years in equal instalments
*** Vest, subject to performance conditions, over four years in equal instalments: exercisable after three years

During the reporting period Mr Keen held 120,000 of his options on trust for Merlin General Partner Limited, as general partner of the Merlin Fund L.P.. Post period, these options have been transferred by Mr Keen to Merlin General Partner Limited, the beneficial owner.

Included in the preceding table are retained options held by Professor Ylä-Herttuala over shares in Ark Therapeutics Limited, but, under an agreement dated 12 July 2002 between Ark Therapeutics Limited, the Company and Professor Ylä-Herttuala, on any exercise of these options the Ark Therapeutics Limited shares subject to option shall be issued directly to the Company and the Company shall issue the equivalent number of its shares to Professor Ylä-Herttuala.

Other than the variation to performance conditions referred to above, there have been no significant variations to the terms and conditions for share options (including under the LTIP) during the financial year.

The market price of the ordinary shares at 31 December 2006 was 93.75 pence and the range during the year was 71.5 to 114 pence.

**Directors' LTIP Awards**

Details of the Company's long term incentive plan, the Ark Therapeutics Group 2005 Long Term Incentive Plan (the "LTIP"), are as follows:

| Name of Director | 1 January 2006 | Granted | Options exercised during the period | 31 December 2006 | Exercise price pence | Date from which exercisable | Expiry date |
|---|---|---|---|---|---|---|---|
| Dr N Parker | — | 290,000 | — | 290,000 | — | 04/01/2009 | *04/01/2016 |
| M Williams | — | 112,500 | — | 112,500 | — | 04/01/2009 | *04/01/2016 |
| | — | 402,500 | — | 402,500 | | | |

* Vest, subject to performance conditions, and exercisable after three years

The market price of the shares on the date of issue was 109.5 pence.

Details of performance criteria (where appropriate) are given in the "Share options" and "LTIP" sections of this Directors' remuneration report.

**Approval**

This report was approved by the Board of Directors on 6 March 2007 and signed on its behalf by:



**Dr Bruce Carter**
Chairman of the Remuneration Committee
19 March 2007

# Directors' report

The Directors present their Annual Report on the affairs of the Company and Group, together with the financial statements and Auditors' report for the year ended 31 December 2006.

**Principal activities**
The principal activity of the Group is the discovery, development and commercialisation of products in areas of specialist medicine, with particular focus on vascular disease and cancer.

The subsidiary undertakings principally affecting the profits or net assets of the Group in the year are listed in note 14 to the financial statements.

**Business review**
The Company is required to set out in this Directors' report a fair review of the business of the Group and a description of the principal risks and uncertainties facing the Group (known as a "Business Review"). The Business Review is required to set out a balanced and comprehensive analysis of the development and performance of the Group's business during the financial year ended 31 December 2006 and of the position of the Group at the end of that financial year. The information that fulfils the requirements of the Business Review can, in addition to that set out below, be found in the following sections: Chairman and Chief Executive's review on pages 4 to 9 and Financial review on page 12, which are incorporated in this report by reference.

**Principal risks and uncertainties**

Industry risk
The nature of pharmaceutical development is such that drug candidates may not be successful due to an inability to demonstrate in a timely manner the necessary safety and efficacy in a clinical setting to the satisfaction of appropriate regulatory bodies, such as the European Medicines Agency ("EMEA") in Europe and the Food and Drug Administration ("FDA") in the US. The Group may be unable to attract, by itself or from partners, the funding necessary to meet the high cost of developing its products through to successful commercialisation.

Clinical and regulatory risk
Biological drug substances may not be stable or economically reproducible. Unacceptable toxicities or insufficient efficacy in the chosen indication may cause the medicine to fail or limit its applicability. Lack of performance by third party Clinical Research Organisations or an inability to recruit patients may cause undue delays in clinical trials. Clinical and regulatory issues may arise or changes to the regulatory environment may occur that lead to delays, further costs, reduction in the commercial potential of a product in development or the cessation of programmes. Ethical, regulatory or marketing approvals may be delayed or withheld or, if awarded, may carry unacceptable conditions to further development or commercial success. The Group's manufacturing facilities and those of its third party manufacturers are subject to regulatory requirements and licensing and there can be no assurance that such facilities will continue to comply with such regulatory requirements. Given the cutting-edge nature of the technology, alternative manufacturing facilities may not be available.

Competition and intellectual property risk
Certain companies are developing medicines that may restrict the potential commercial success of the Group's products or render them obsolete. Companies may have intellectual property that restricts the Group's freedom of use of certain intellectual property or imposes high additional costs to obtain licences. The Group's intellectual property may become invalid or expire before its products are successfully commercialised.

Economic risk
The successful development and commercialisation of novel medicines carry a high level of risk and the returns may be insufficient to cover the costs incurred. Restrictions on health budgets worldwide or on the prices that may be charged for new medicines through competitive or other pressures may limit a medicine's sales potential. The Group may not be able to attract partners on favourable terms or recruit the appropriate calibre of staff to help develop or commercialise its products. Any such partners may fail to perform or commit the resources necessary to commercialise the Group's products successfully.

Financial risk
Sustainability is dependent upon generating cash flows from successful development and commercialisation of the Group's products. Until then, the Group will be dependent upon additional funding through completion of one or more licensing deals or through injection of capital. There can be no assurances that such funding will be achieved on favourable terms, if at all. Failure to generate additional funding may lead to postponement or cancellation of programmes and/or a scale back of operations.

Interest rate risk is only applicable to the Finnish loans detailed in note 18. Three of the four loans incur interest at less than Bank of Finland base rate. The fourth loan is at Euribor plus 2.27%.

The Group's credit risk is primarily attributed to its money market investments and cash and cash equivalents. This risk is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The position regarding currency risk is regularly reviewed and currency hedging activity is initiated where appropriate.

Risk management
The Group's risk management processes are detailed at pages 16 and 17 of the Corporate governance report.

**Key performance indicators ("KPIs")**

The KPIs of the business are the progress of the research and development portfolio through clinical development, and the management of cash resources (both funding and cash outflows). While these KPIs demonstrate relevant factors by reference to which the development, performance and position of the Group's business can be measured effectively, it is in the nature of the Group's strategy, and the biopharmaceutical industry in general, that these KPIs are not readily or meaningfully comparable year on year simply as measures.

**Research and development KPIs**

As described in the "Principal risks and uncertainties" section of this report on page 25, delays can be experienced on progress through clinical development due to factors beyond the control of the Group. Consequently, it is not appropriate to set precise targets of the timings of future stages in clinical development. However, the research and development KPIs of the Group, being the progress of the portfolio in 2005 and 2006 through clinical development along with the next stages of development and expected timings are as follows:

**CEREPRO™**

2005

- Marketing authorisation application accepted by EMEA for review
- Finnish manufacturing licence received to produce Cerepro™ for commercial supply in Europe
- Phase III/IV study commenced

2006

- Response filed to first series of questions from the EMEA MAA review process and to 180 days questions
- Commercial "conformity" batches produced by the Group
- Cerepro™ patent granted by European Patent Office

Looking Ahead - 2007

- Data Safety Monitoring Board recommended the Group continue with the Phase III/IV study after reviewing safety data
- Completion of Phase III/IV recruitment
- EMEA decision on MAA for early approval under exceptional circumstances
- Clarification from FDA of US approval route

**TRINAM®**

2005

- Positive first stage (low dose) Phase II results presented at American College of Surgeons Congress

2006

- Phase II trial completed, positive preliminary Phase II results announced
- Positive "end of Phase II" meeting held with FDA

Looking Ahead - 2007

- Complete Special Protocol Assessment process for Phase III
- Commencement of Phase III study

**VITOR™**

2005

- Completed enrolment of initial Phase III study

2006

- Results from initial Phase III show Vitor™ significantly slows progression of cachexia in two cancer types
- US patent granted
- Positive outcome from pre-Phase III FDA and EMEA scientific advice meetings

Looking Ahead - 2007

- Complete Special Protocol Assessment process for Phase III
- Commencement of next Phase III study

**PIPELINE PRODUCTS**

2005

- Discovered novel gene therapy delivery technology which selectively inserts DNA into the specific therapeutic site in the genome (targeted integration)
- Completed CE-marking of Ox-LDL diagnostic kit

2006

- Results announced of one year extension to EG005 Phase II study
- Scavidin® shown to be highly effective in stopping tumour development in two pre-clinical cancer models
- Neuropilin-1 small molecule antagonist programme identified two interesting early leads

Looking Ahead - 2007

- EU grant awarded to Ark-led team for baculovirus development (Jan 2007)
- Further proof-of-concept results for Scavidin®
- Progress towards first human studies in Neuropilin-1 programme

**Cash management KPIs**

The management of cash KPIs of the Group, being the operational cash consumed in the business and funding received are as follows. "Operational cash consumed in the business" is defined by reference to the cash flow statement as being the addition of "net cash outflow from operations" and the purchase of tangible and intangible assets.

2005

- Operational cash consumed in the business £16.8m
- Proceeds on issue of shares £0.6m

2006

- Operational cash consumed in the business £21.0m
- Proceeds on issue of shares £31.8m

**Results and dividends**

The Group incurred a loss after taxation of £17.5m (2005: loss of £15.1m).

The Directors are unable to recommend the payment of a dividend (2005: £nil).

**Directors**

The Directors of the Company who served during the year are as follows:

| | |
|---|---|
| Dennis Turner | Non-Executive Chairman and member of the Remuneration Committee and Nomination Committee |
| Dr Nigel Parker | Chief Executive Officer |
| Martyn Williams | Chief Financial Officer |
| Sir Mark Richmond | Senior Non-Executive Director, Chairman of the Nomination Committee and member of the Remuneration Committee and Audit Committee |
| Dr Bruce Carter | Non-Executive Director, Chairman of the Remuneration Committee and member of the Nomination Committee |
| Peter Keen | Non-Executive Director and member (since 17 May 2006) of the Audit Committee |
| Dr Wolfgang Plischke | Non-Executive Director and member of the Audit Committee |
| David Prince | Non-Executive Director, Chairman of the Audit Committee and member of the Nomination Committee |
| Professor Seppo Ylä-Herttuala | Non-Executive Director |

Short biographies of each Director are provided on page 10.

Directors are subject to election by shareholders at the first Annual General Meeting after their appointment and to re-election thereafter at intervals of no more than three years. Accordingly, Martyn Williams, Dr Wolfgang Plischke and Dennis Turner retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

PIRC (Pensions Investments Research Consultants) recommend that directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 76, is therefore standing for re-election this year. The Combined Code states that NEDs serving on the Board for longer than nine years should be subject to re-election each year. Sir Mark Richmond has served in excess of nine years as a NED on the Board of the parent Company of the Group and is consequently also subject to annual re-appointment in accordance with the Combined Code. Peter Keen has also served as a NED on the Board of the parent company of the Group for more than nine years and is, therefore, standing for re-election this year.

**Policy and practice on payment of creditors**

It is the Group's policy to agree payment terms with suppliers at the start of business relationships and to abide by those terms.

The typical terms are 45 days (2005: 45 days). The Company is a holding company and has minimal trade purchases; therefore its number of days' purchases outstanding is not meaningful.

**Charitable and political contributions**

The Group encourages employee involvement in charitable causes and employees took part in British Heart Foundation fundraising activities during the year. The Group made no charitable donations during the reporting period (2005: £nil).

No political donations or contributions to any political organisations were made during the year (2005: £nil).

**Directors' interests**

Details of the Directors' service contracts together with the Directors' interests in shares and share options, are given in the Directors' remuneration report on pages 18 to 24.

**Directors' indemnities**

The Company has made qualifying third party indemnity provisions for the benefit of its Directors which were made during the reporting period and remain in force at the date of this report.

**Share capital**

During the reporting period 173,400 ordinary shares were allotted following the exercise of options awarded under the Group's share option schemes. As at 31 December 2006, the Company had 562 ordinary shareholders and 165,915,859 ordinary shares in issue.

Substantial shareholdings

The Company is aware of the following substantial holdings in the Company's share capital at the close of business on 14 March 2007.

| | Number of shares | % |
|---|---|---|
| Invesco Asset Management | **14,286,785** | **8.61** |
| Lansdowne Partners | **11,748,373** | **7.08** |
| Aberforth Partners | **10,891,668** | **6.56** |
| J O Hambro Capital Management Ltd | **6,876,302** | **4.14** |
| Legal & General Investment Management Ltd | **6,105,820** | **3.68** |
| New Star Asset Management Ltd | **5,738,890** | **3.46** |
| Hansa Trust Plc | **5,125,000** | **3.09** |

**Employees**

Employee incentives

The Group recognises the contributions made by its employees to achieve corporate goals and objectives and is committed to operating in a way that rewards and recognises these contributions. Share options are awarded widely through the Company, encouraging employee participation in the development of the Company, and it is anticipated that this will continue, together with the long term incentive plan for senior staff.

Disabled employees

Applications for employment by disabled persons are fully considered, bearing in mind the aptitudes of the applicant concerned. In the event that a member of staff becomes disabled every effort will be made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings and regular email updates. Employee representation is encouraged, for example, through membership of Group committees, such as security and health and safety.

The Group currently operates in the UK and Finland and its employment policies are varied to meet local conditions and requirements. These are established in accordance with good practice in the country in which the individuals are employed.

Corporate social responsibility report

The Directors recognise the increasing importance of corporate social responsibility and endeavour to take into account the interests of the Group's stakeholders, including its investors, employees, customers, suppliers and business partners when operating its business. To help achieve this, the Group operates a Corporate Social Responsibility Policy ("CSR Policy") for the Group (a copy of which is available on the Company's website), which sets out the core principles of its business operations. The Group believes that having empowered and responsible employees who display sound judgment and awareness of the consequences of their decisions or actions, and who act in an ethical and responsible way, is key to the success of the business. The Company's wholly owned subsidiary Ark Therapeutics Oy ("ATO") is based in Kuopio, Finland, a region designated by the European Commission as an economic area requiring subsidy to assist economic development. Following the Company's continued investment ATO has become a local success story, growing rapidly and is now a major employer in the Kuopio region. ATO is at the heart of the Group's continued success and the Company is currently investing in a 'state of the art' gene-medicine manufacturing facility in Kuopio.

Equal opportunities policy

The Group is committed to achieving equality of opportunity in all its employment practices, policies and procedures. Employees are highly valued and their rights and dignity are respected. The Group does not tolerate any harassment or discrimination. The Group practises equal treatment of all employees or potential employees irrespective of their race, creed, colour, sexual orientation, nationality, ethnic origin, religion, disability, age, gender or marital status. The equal opportunities section of the CSR Policy covers all permanent and temporary employees (including Non-Executive Directors), all job applicants, agency staff, associates, consultants and contractors. The Group also endeavours to be honest and fair in its relationships with customers and suppliers, and to be a good corporate citizen respecting the laws of countries in which it operates.

Family friendly employment policies and careers
The maternity leave and maternity pay policy conforms with statutory requirements. Flexible approaches to return to work after maternity leave and part-time or non-standard hours and work patterns are adopted where viable. The Group also has a paternity leave policy.

Martyn Williams is the Director with overall responsibility for employee matters.

Environment
The Group is committed to complying with environmental legislation and minimising the impact of its activities on the environment and the Group operates an Environmental Policy (a copy of which is available on the Company's website). The Group considers that its activities have a low environmental impact. In the construction and fit-out of the new Finnish manufacturing facility the Group is working with the landlord and contractors to encourage full consideration of environmental issues and compliance with Finnish environmental regulations. In the UK the Group operates a "Bikes to Work" Scheme under which employees are encouraged, by taking advantage of tax benefits, to purchase bicycles for use in their journeys to work and thus contributing to a reduction in car use and in the consequent environmental impact of traffic congestion.

Health and safety
The Group considers health and safety to be a priority in its workplaces and operates a formal health and safety policy. A health and safety committee reviews health and safety standards within the Group on an ongoing basis. The Group has a good safety record and there have been no incidents or accidents reported to the Health and Safety Executive in the UK or the relevant Finnish health and safety authority in 2006. The health and safety policy has been circulated to all Group personnel. Martyn Williams is the Director with overall responsibility for health and safety matters.

Risk management
The key elements of each of the Company's CSR, Environmental and Health and Safety Policies are reviewed as part of the Company's risk management review process detailed on page 16. No material deviations from these policies have been identified in this year's review.

A Group-wide business continuity plan is in the process of being implemented. This is designed to minimise the impact of a serious incident on the business activities of the Company and to aid recovery, whilst safeguarding employees.

**Auditors and AGM**
Each of the persons who is a Director at the date of approval of this Annual Report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Company's Auditors are unaware; and

- the Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Deloitte & Touche LLP have expressed their willingness to continue in office as Auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 26 April 2007 at 11.30 am. The notice of the meeting is set out at pages 58 and 59, with a summary of the business to be transacted.

By order of the Board

**Nick Plummer**
Company Secretary
19 March 2007

# Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report, Directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards ("IFRSs") as adopted by the European Union and have also elected to prepare the parent company financial statements in accordance with IFRSs as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's and the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IAS Board's "Framework for the Preparation and Presentation of Financial Statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group, and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board

**Nick Plummer**
Company Secretary
19 March 2007

# Independent Auditors' report
to the members of Ark Therapeutics Group plc

We have audited the Group and parent Company financial statements (the "financial statements") of Ark Therapeutics Group plc for the year ended 31 December 2006 which comprise the consolidated and individual Company income statements, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated and individual Company statements of changes in equity and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of Directors and Auditors**
The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. The information given in the Directors' report includes that specific information presented in the Chairman and Chief Executive's review and the Financial review that is cross referred from the Business review section of the Directors' report. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the annual report.

**Basis of audit opinion**
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

# Independent Auditors' report

to the members of Ark Therapeutics Group plc continued

**Opinion**

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's and the parent Company's affairs as at 31 December 2006 and of the Group's loss and the parent Company's profit for the year then ended;

- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

- the information given in the Directors' report is consistent with the financial statements.

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
Cambridge
United Kingdom

19 March 2007

# Consolidated and Company income statements

for the year ended 31 December 2006

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **Year ended 31 December 2006** | Year ended 31 December 2005 | **Year ended 31 December 2006** | Year ended 31 December 2005 |
| | Note | **£'000** | £'000 | **£'000** | £'000 |
| Revenue | 3,4 | **344** | 2,347 | **—** | — |
| Cost of sales | | **(147)** | (102) | **—** | — |
| Gross profit | | **197** | 2,245 | **—** | — |
| Research and development expenses | | **(12,845)** | (13,941) | **—** | — |
| Selling, marketing and distribution costs | | **(1,842)** | (1,273) | **—** | — |
| Other administrative expenses | | **(5,413)** | (5,182) | **(592)** | (501) |
| Share-based compensation | | **(1,071)** | (505) | **(142)** | (92) |
| Administrative expenses | | **(6,484)** | (5,687) | **(734)** | (593) |
| Other income | 5 | **33** | 34 | **—** | — |
| Operating loss | | **(20,941)** | (18,622) | **(734)** | (593) |
| Investment income | 3 | **1,867** | 1,893 | **3,589** | 2,471 |
| Finance costs | 6 | **(23)** | (47) | **—** | — |
| (Loss)/profit on ordinary activities before taxation | 7 | **(19,097)** | (16,776) | **2,855** | 1,878 |
| Taxation | 9 | **1,584** | 1,641 | **—** | — |
| (Loss)/profit on ordinary activities after taxation, being retained (loss)/profit for the year | | **(17,513)** | (15,135) | **2,855** | 1,878 |
| Loss per share (basic and diluted) | 10 | **12 pence** | 12 pence | | |

All results relate wholly to continuing activities.

# Consolidated and Company balance sheets

as at 31 December 2006

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **31 December 2006** | 31 December 2005 | **31 December 2006** | 31 December 2005 |
| | Note | **£'000** | £'000 | **£'000** | £'000 |
| **Non-current assets** | | | | | |
| Goodwill | 11 | **1,306** | 1,306 | — | — |
| Other intangible assets | 12 | **329** | 75 | — | — |
| Property, plant and equipment | 13 | **2,034** | 1,327 | — | — |
| Investments in subsidiaries | 14 | **—** | — | **8** | 8 |
| | | **3,669** | 2,708 | **8** | 8 |
| **Current assets** | | | | | |
| Inventories | 15 | **470** | 251 | — | — |
| Trade and other receivables | 16 | **1,470** | 1,255 | **41,451** | 20,794 |
| Research and development tax credits receivable | 16 | **1,499** | 1,548 | — | — |
| Money market investments | 16 | **40,000** | 28,000 | **40,000** | 28,000 |
| Cash and cash equivalents | 16 | **8,433** | 6,290 | **7,893** | 5,780 |
| | | **51,872** | 37,344 | **89,344** | 54,574 |
| **TOTAL ASSETS** | | **55,541** | 40,052 | **89,352** | 54,582 |
| **Non-current liabilities** | | | | | |
| Obligations under finance leases | 17 | **43** | — | — | — |
| Loans | 18 | **338** | 433 | — | — |
| | | **381** | 433 | — | — |
| **Current liabilities** | | | | | |
| Trade and other payables | 21 | **5,539** | 5,168 | **320** | 95 |
| Current tax liabilities | | **14** | — | — | — |
| Obligations under finance leases | 17 | **10** | — | — | — |
| Loans | 18 | **86** | 46 | — | — |
| | | **5,649** | 5,214 | **320** | 95 |
| **TOTAL LIABILITIES** | | **6,030** | 5,647 | **320** | 95 |
| **Equity** | | | | | |
| Share capital | 22 | **1,659** | 1,275 | **1,659** | 1,275 |
| Share premium | | **81,196** | 50,032 | **81,196** | 50,032 |
| Merger reserve | | **36,989** | 36,989 | — | — |
| Foreign currency translation reserve | | **(22)** | (21) | — | — |
| Share-based compensation | | **2,042** | 970 | **309** | 167 |
| Retained (loss)/profit | | **(72,353)** | (54,840) | **5,868** | 3,013 |
| **TOTAL EQUITY** | | **49,511** | 34,405 | **89,032** | 54,487 |
| **TOTAL LIABILITIES AND EQUITY** | | **55,541** | 40,052 | **89,352** | 54,582 |

These financial statements were approved by the Board of Directors and were authorised for issue on 19 March 2007. They were signed on its behalf by

**Dr N Parker** Director
19 March 2007

**M Williams** Director

# Consolidated statement of changes in equity

for the year ended 31 December 2006

| | Share capital £'000 | Share premium £'000 | Merger reserve £'000 | Foreign currency translation reserve £'000 | Share-based compensation £'000 | Retained loss £'000 | Total £'000 |
|---|---|---|---|---|---|---|---|
| **Balance as at 31 December 2004** | 1,263 | 49,431 | 36,989 | (23) | 465 | (39,705) | 48,420 |
| Exchange differences on translating foreign operations recognised directly in equity | — | — | — | 2 | — | — | 2 |
| Share-based compensation | — | — | — | — | 505 | — | 505 |
| Loss for the year | — | — | — | — | — | (15,135) | (15,135) |
| Equity share options exercised | 7 | 431 | — | — | — | — | 438 |
| Bonus issue | 5 | (5) | — | — | — | — | — |
| Adjustment of share issue expenses | — | 175 | — | — | — | — | 175 |
| **Balance as at 31 December 2005** | 1,275 | 50,032 | 36,989 | (21) | 970 | (54,840) | 34,405 |
| Exchange differences on translating foreign operations recognised directly in equity | — | — | — | (1) | — | — | (1) |
| Share-based compensation | — | — | — | — | 1,072 | — | 1,072 |
| Loss for the year | — | — | — | — | — | (17,513) | (17,513) |
| Equity share options exercised | 2 | 98 | — | — | — | — | 100 |
| Share issue | 382 | 32,862 | — | — | — | — | 33,244 |
| Share issue expenses | — | (1,796) | — | — | — | — | (1,796) |
| **Balance as at 31 December 2006** | 1,659 | 81,196 | 36,989 | (22) | 2,042 | (72,353) | 49,511 |

# Company statement of changes in equity

for the year ended 31 December 2006

| | Share capital £'000 | Share premium £'000 | Share-based compensation £'000 | Retained profit £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Balance as at 31 December 2004** | 1,263 | 49,431 | 75 | 1,135 | 51,904 |
| Profit for the year | — | — | — | 1,878 | 1,878 |
| Share-based compensation | — | — | 92 | — | 92 |
| Equity share options exercised | 7 | 431 | — | — | 438 |
| Bonus issue | 5 | (5) | — | — | — |
| Share issue expenses | — | 175 | — | — | 175 |
| **Balance as at 31 December 2005** | 1,275 | 50,032 | 167 | 3,013 | 54,487 |
| Profit for the year | — | — | — | 2,855 | 2,855 |
| Share-based compensation | — | — | 142 | — | 142 |
| Equity share options exercised | 2 | 98 | — | — | 100 |
| Share issue | 382 | 32,862 | — | — | 33,244 |
| Share issue expenses | — | (1,796) | — | | (1,796) |
| **Balance as at 31 December 2006** | 1,659 | 81,196 | 309 | 5,868 | 89,032 |

# Consolidated and Company cash flow statements

for the year ended 31 December 2006

| | Group | | Company | |
|---|---|---|---|---|
| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
| Operating loss | **(20,941)** | (18,622) | **(734)** | (593) |
| Depreciation and amortisation | **993** | 447 | **—** | — |
| (Increase) / decrease in receivables | **(132)** | 4 | **(6)** | — |
| (Increase) / decrease in inventories | **(219)** | 80 | **—** | — |
| Increase / (decrease) in payables | **162** | 1,569 | **20** | (1) |
| Share-based compensation | **1,071** | 505 | **142** | 92 |
| Income taxes paid | **(1)** | — | **—** | — |
| **Net cash outflow from operations** | **(19,067)** | (16,017) | **(578)** | (502) |
| Research and development tax credit received | **1,648** | 1,953 | **—** | — |
| **Net cash outflow from operating activities** | **(17,419)** | (14,064) | **(578)** | (502) |
| **Investing activities** | | | | |
| Interest received | **1,784** | 1,350 | **3,505** | 1,927 |
| Purchases of money market investments | **(12,000)** | (28,000) | **(12,000)** | (28,000) |
| Purchases of property, plant and equipment | **(1,223)** | (746) | **—** | — |
| Purchases of intangible assets | **(692)** | (45) | **—** | — |
| Proceeds on sale of property, plant and equipment | **—** | 2 | **—** | — |
| Funding of subsidiary company | **—** | — | **(20,567)** | (14,810) |
| **Net cash used in investing activities** | **(12,131)** | (27,439) | **(29,062)** | (40,883) |
| **Financing activities** | | | | |
| Repayments of borrowings | **(48)** | (61) | **—** | — |
| Proceeds on issue of shares | **31,753** | 613 | **31,753** | 613 |
| Finance costs | **(19)** | (17) | **—** | — |
| **Net cash generated from financing activities** | **31,686** | 535 | **31,753** | 613 |
| Net increase/(decrease) in cash and cash equivalents | **2,136** | (40,968) | **2,113** | (40,772) |
| Cash and cash equivalents at beginning of year | **6,290** | 47,256 | **5,780** | 46,552 |
| Effect of exchange rate changes | **7** | 2 | **—** | — |
| Cash and cash equivalents at end of year | **8,433** | 6,290 | **7,893** | 5,780 |

# Notes to the financial statements

**1 PRESENTATION OF FINANCIAL STATEMENTS**

Ark Therapeutics Group plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 62. The nature of the Group's operations and its principal activities are set out in the Financial review on page 12.

These financial statements are presented in sterling since that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 2.

At the date of authorisation of these financial statements, IFRS 7 (Financial instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures) has not been applied as it is only effective from 1 January 2007. The Directors anticipate the adoption of this Standard from 1 January 2007 will have no material impact on the financial statements of the Group except for the additional disclosures on capital and financial instruments. The impact of all other Standards and Interpretations not yet adopted is not expected to be material.

**2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The financial statements have also been prepared in accordance with IFRSs adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

**Basis of consolidation**
The Group financial statements include the financial statements of the Company and all the subsidiaries during the periods reported for the periods during which they were members of the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

**Revenue recognition**
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed. Non-refundable licence fees are recognised over the term of the licence, except where the earnings process is considered to be complete, in which case the revenue is recognised in full at that time.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset's net carrying amount.

**Intangible fixed assets**
Goodwill
Goodwill recognised under UK GAAP prior to the date of transition to IFRSs is stated at net book value at this date. Goodwill recognised subsequent to 1 January 2004 will be capitalised. Goodwill is not amortised but is reviewed for impairment annually as described below.

Licences
Licences are recognised at their cost at the acquisition date and are amortised over their useful economic life.

Internally-generated intangible assets - research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group's development activities is recognised only if all of the following conditions are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internally-generated intangible assets are amortised on a straight-line basis over their useful lives. Where no internally-generated intangible assets can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Computer software
The Group writes off software costs as incurred, except for purchases from third parties in respect of major systems. In such cases these are capitalised and written off over a period of three years from the date of purchase.

**Impairment of assets**
Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangibles with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

**Property, plant and equipment**
Property, plant and equipment is stated at cost net of depreciation and provision for impairment. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, as reviewed at each balance sheet date, of each asset on a straight-line basis over its expected useful life as follows:

| | |
|---|---|
| Leasehold improvements | lower of 5 years or the useful economic life of the lease |
| Laboratory equipment and plant and machinery | 20% per annum |
| Office equipment | 33.33% per annum |

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

**Foreign currencies**
Transactions of Group companies denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of operations and on foreign currency borrowings are reported in the foreign currency translation reserve.

The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities. All other exchange differences are included in the income statement.

**Leasing**
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs (see below).

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

**Taxation**
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary timing differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the period in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

**Borrowing costs**
Borrowing costs directly attributed to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

**Inventories**
Inventories are stated at the lower of cost and net realisable value. Cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is based on estimated selling price less costs of disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

**Post-retirement benefits**
The Group makes contributions to employees' personal pension plans which are defined contribution schemes. The amount charged to the income statement in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

**Government grants**
Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the assets concerned. Other grants are credited to the income statement as the related expenditure is incurred.

**Share-based payments**
The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

The Group has applied the requirements of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002.

**3 REVENUE**

An analysis of the Group's and Company's revenue is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
| Sales of goods | **344** | 260 | — | — |
| Revenue from out-licensing deals | — | 2,087 | — | — |
| | **344** | 2,347 | — | — |
| **Investment income** | | | | |
| Investment income - third party | **1,867** | 1,893 | **1,862** | 1,887 |
| Investment income - inter-company | — | — | **1,727** | 584 |
| | **1,867** | 1,893 | **3,589** | 2,471 |
| | **2,211** | 4,240 | **3,589** | 2,471 |

Investment income consists of interest on money-market investments and cash and cash equivalents.

## 4 BUSINESS AND GEOGRAPHICAL SEGMENTS

**Business segments**
For management purposes the Group is currently organised into one business segment, which is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

Since this is the only primary segment no further information has been shown.

**Geographical segments**
The Group's operations are located in the UK and Finland. Commercialisation activities are carried out in the UK and the rest of Europe, whilst discovery and development of products occurs in the UK and Finland.

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods and services:

| | **Revenue by geographical market** | |
|---|---|---|
| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
| UK | **340** | 260 |
| Rest of Europe | **—** | 2,037 |
| Other | **4** | 50 |
| | **344** | 2,347 |

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

| | **Carrying amount of segment assets** | | **Additions to property, plant and equipment and intangible assets** | |
|---|---|---|---|---|
| | **31 December 2006 £'000** | 31 December 2005 £'000 | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
| UK | **53,560** | 39,150 | **826** | 375 |
| Finland | **2,385** | 1,973 | **1,145** | 442 |
| Inter-segment eliminations | **(404)** | (1,071) | — | — |
| | **55,541** | 40,052 | **1,971** | 817 |

## 5 OTHER INCOME

Other income consists of the release of deferred income from Finnish government grants. There is no other income in the Company (2005: £nil).

**6 FINANCE COSTS**

Finance costs consist of interest payable on the Finnish government loans as detailed in note 18. There are no finance costs in the Company (2005: £nil).

**7 (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION**

(Loss)/profit on ordinary activities before taxation is after charging/(crediting):

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Staff costs (note 8) | **6,621** | 5,491 |
| Depreciation and amortisation: | | |
| Owned assets | **955** | 447 |
| Operating lease rentals | | |
| Plant and machinery | **73** | 58 |
| Property | **468** | 401 |
| Motor vehicles | **94** | 55 |
| Net foreign exchange losses | **16** | 28 |
| Government grants | **(33)** | (34) |

The analysis of Auditors' remuneration is as follows:

| | | |
|---|---|---|
| **Fees payable to the Company's auditors for the audit of the Company's annual accounts** | **15** | 30 |
| **Fees payable to the Company's Auditors and their associates for other services to the Group** | | |
| The audit of the Company's subsidiaries pursuant to legislation | **30** | 16 |
| Total audit fees | **45** | 46 |
| Other services pursuant to legislation | **15** | 28 |
| Tax services | **55** | 66 |
| Total non-audit fees | **70** | 94 |

Fees payable to Deloitte & Touche LLP and their associates for non-audit services to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis. Fees of £72,000 were charged to the share premium account in relation to the reporting accountants' services.

## 8 DIRECTORS AND EMPLOYEES

### Group

**Directors' remuneration**

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors' remuneration and details of Directors' options are contained in the Directors' remuneration report on pages 18 to 24. The remuneration of the Directors, who are the key management personnel of the Group, is set out in note 28.

**Employees**

Average monthly number of people (including Executive Directors) employed:

| | **Year ended 31 December 2006 Number** | Year ended 31 December 2005 Number |
|---|---|---|
| Finance and administration | **28** | 24 |
| Development | **12** | 11 |
| Manufacturing | **62** | 47 |
| Research | **33** | 28 |
| Sales and marketing | **13** | 12 |
| | **148** | 122 |

The aggregate remuneration comprised:

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Wages and salaries | **5,430** | 4,534 |
| Social security costs | **591** | 491 |
| Pension contributions (note 24) | **600** | 466 |
| | **6,621** | 5,491 |

In addition to the wages and salaries analysis above are the effects of the share-based compensation charge during the year of £1,071,000 (2005: £505,000).

### Company

The average monthly number of people employed by the Company within Finance and Administration was 3 (2005: 3). The related staff costs are included within Ark Therapeutics Limited.

### 9 TAXATION

**Group**

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Current taxation: | | |
| Domestic | **(1,599)** | (1,641) |
| Finnish subsidiary | **15** | — |
| | **(1,584)** | (1,641) |

The domestic taxation relates to the research and development tax relief calculated at 16% of qualifying expenditure.

Taxation for the Finnish subsidiary is calculated at the prevailing rate of 26%.

The credit for the year can be reconciled to the loss per the income statement as follows:

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Loss on ordinary activities before tax | **(19,097)** | (16,776) |
| Tax on Group loss on ordinary activities at UK corporate rate (30%) | **(5,729)** | (5,033) |
| Expenses not deductible for tax purposes | **381** | 52 |
| UK tax losses carried forward | **3,488** | 2,696 |
| Difference in rate for research and development relief | **375** | 699 |
| Finnish taxation | **2** | — |
| Difference in respect of prior years | **(101)** | (55) |
| Tax expense | **(1,584)** | (1,641) |

**Company**

The Company is eligible for Group tax relief and therefore the tax charge for the year is £nil (2005: £nil).

The charge for the year can be reconciled to the profit per the income statement as follows:

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Profit on ordinary activities before tax | **2,855** | 1,878 |
| Taxation at the current rate of 30% | **857** | 563 |
| Applied to Group relief | **(857)** | (563) |
| Tax expense | **—** | — |

### 10 LOSS PER SHARE

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £17,513,000 (2005: £15,135,000) and on 147,291,176 ordinary shares (2005: 127,168,920) being the weighted average number of ordinary shares in issue.

### 11 GOODWILL

| **Group** | £'000 |
|---|---|
| Cost | |
| At 1 January 2005, 31 December 2005 and 31 December 2006 | 1,306 |
| Carrying amount | |
| **At 1 January 2005, 31 December 2005 and 31 December 2006** | **1,306** |

The Company had no intangible fixed assets (2005: £nil).

The goodwill arose on the acquisition of Ark Therapeutics Oy. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. At 31 December 2006 there was no accumulated impairment loss.

The recoverable amount of the cash-generating unit is determined from a value in use calculation. The key assumptions for the value in use calculations are those regarding the launch date of products (Cerepro™ and Ox-LDL), the growth rates, and expected changes to selling prices and direct costs during the period. Changes are based on expectations of future changes in the market. The 15% discount rate used reflects current market assessments of the time value of money and the risks specific to the cash generating unit. The calculation has been based on the most recent cash flow forecasts for the next five years, which have been approved by the Board.

## 12 OTHER INTANGIBLE ASSETS

| | Licences £'000 | Product Development £'000 | Computer Software £'000 | Total £'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Cost | | | | |
| At 1 January 2005 | — | — | 54 | 54 |
| Exchange differences | — | — | — | — |
| Additions | — | — | 45 | 45 |
| **At 31 December 2005** | — | — | **99** | **99** |
| Accumulated depreciation | | | | |
| At 1 January 2005 | — | — | 2 | 2 |
| Exchange differences | — | — | — | — |
| Charge for the year | — | — | 22 | 22 |
| **At 31 December 2005** | — | — | **24** | **24** |
| Carrying amount | | | | |
| **At 31 December 2005** | — | — | **75** | **75** |
| Cost | | | | |
| At 1 January 2006 | — | — | 99 | 99 |
| Exchange differences | — | — | — | — |
| Additions | 498 | 174 | 20 | 692 |
| **At 31 December 2006** | **498** | **174** | **119** | **791** |
| Accumulated depreciation | | | | |
| At 1 January 2006 | — | — | 24 | 24 |
| Charge for the year | 388 | 15 | 35 | 438 |
| **At 31 December 2006** | **388** | **15** | **59** | **462** |
| Carrying amount | | | | |
| **At 31 December 2006** | **110** | **159** | **60** | **329** |

The amortisation period for product development costs is five years. Licences are amortised over their estimated useful lives, which are on average one year.

The Company had no other intangible assets in the year (2005: £nil).

**13 PROPERTY, PLANT AND EQUIPMENT**

| | Leasehold improvements £'000 | Machines and laboratory equipment £'000 | Office equipment £'000 | Total £'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Cost | | | | |
| At 1 January 2005 | 435 | 818 | 347 | 1,600 |
| Exchange difference | (12) | (20) | (4) | (36) |
| Additions | 254 | 322 | 196 | 772 |
| Disposals | — | (11) | (30) | (41) |
| **At 31 December 2005** | **677** | **1,109** | **509** | **2,295** |
| Accumulated depreciation | | | | |
| At 1 January 2005 | 122 | 316 | 154 | 592 |
| Exchange difference | (3) | (6) | (1) | (10) |
| Charge for the year | 142 | 163 | 120 | 425 |
| Disposals | — | (11) | (28) | (39) |
| **At 31 December 2005** | **261** | **462** | **245** | **968** |
| Carrying amount | | | | |
| **At 31 December 2005** | **416** | **647** | **264** | **1,327** |
| Cost | | | | |
| At 1 January 2006 | 677 | 1,109 | 509 | 2,295 |
| Exchange difference | (10) | (22) | (4) | (36) |
| Additions | 589 | 557 | 133 | 1,279 |
| **At 31 December 2006** | **1,256** | **1,644** | **638** | **3,538** |
| Accumulated depreciation | | | | |
| At 1 January 2006 | 261 | 462 | 245 | 968 |
| Exchange difference | (6) | (10) | (3) | (19) |
| Charge for the year | 157 | 253 | 145 | 555 |
| **At 31 December 2006** | **412** | **705** | **387** | **1,504** |
| Carrying amount | | | | |
| **At 31 December 2006** | **844** | **939** | **251** | **2,034** |

The net book value of plant and machinery includes an amount of £53,000 (2005: £nil) held under finance leases. The Company had no fixed assets during the year (2005: £nil).

## 14 SUBSIDIARIES

| | Company 2006 £'000 | Company 2005 £'000 |
|---|---|---|
| Shares in Group undertakings at cost and net book value | **8** | 8 |

**Principal Group investments**

The parent company and the Group have investments in the following subsidiary undertakings which principally affected the profits or net assets of the Group.

| | Country of incorporation | Holding | % | Principal activity |
|---|---|---|---|---|
| At 31 December 2005 and 2006 | | | | |
| Ark Therapeutics Limited* | England | ordinary | 100 | Research and development of products in areas of specialist medicine |
| Patient Plus Limited* | England | ordinary | 100 | Research and development of products in areas of specialist medicine |
| Ark Therapeutics Oy | Finland | ordinary | 100 | Research and development of products in areas of specialist medicine |
| KerraTec Inc* | USA | ordinary | 100 | Dormant |

* Held directly by Ark Therapeutics Group plc

## 15 INVENTORIES

| | Group 2006 £'000 | Group 2005 £'000 |
|---|---|---|
| Raw materials | — | 10 |
| Work-in-progress | — | 228 |
| Finished goods | **470** | 13 |
| | **470** | 251 |

The Company held no inventory (2005: £nil).

There is no material difference between the balance sheet value of inventories and their replacement cost.

### 16 OTHER FINANCIAL ASSETS

| **Trade and other receivables** | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | **£'000** | £'000 | **£'000** | £'000 |
| Amounts receivable from the sale of goods | **52** | 55 | **—** | — |
| Other debtors | **340** | 363 | **—** | — |
| Amounts due from the Group undertakings | **—** | — | **40,800** | 20,233 |
| Prepayments and accrued income | **1,078** | 837 | **651** | 561 |
| | **1,470** | 1,255 | **41,451** | 20,794 |
| **Research and development tax credits receivable** | **1,499** | 1,548 | **—** | — |

The average credit period taken on sales of goods is 30 days. The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

Money market investments comprise short term bank deposits with an original maturity of between 3 and 12 months.

Cash and cash equivalents comprise current accounts held by the Group with immediate access and short term bank deposits with a maturity value of three months or less.

The carrying value of money market investments and cash and cash equivalents approximates their fair value.

### 17 OBLIGATIONS UNDER FINANCE LEASES

| | **Minimum lease payments** | |
|---|---|---|
| | **2006** | 2005 |
| | **£'000** | £'000 |
| Amounts payable under finance leases | **53** | — |
| Amounts payable under finance leases: | | |
| Within one year | **10** | — |
| In the second to fifth years inclusive | **43** | — |
| | **53** | — |
| Less: Amount due for settlement within 12 months (shown under current liabilities) | **(10)** | — |
| Amount due for settlement after 12 months | **43** | — |

The Company balances are £nil (2005: £nil).

It is the Group's policy to lease certain of its office equipment under finance lease. The average lease term is 5 years. For the year ended 31 December 2006, the average effective borrowing rate was 6.1%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangement has been entered into for contingent rental payments.

All lease obligations are denominated in Euros. There is no material difference between the minimum lease payments and their present value. The fair value of the Group's lease obligations approximates their carrying amount. The Group's obligations under finance leases are secured by the lessors' rights over the leased assets.

**18 LOANS**

| | Group | |
|---|---|---|
| | **2006** | 2005 |
| | **£'000** | £'000 |
| Other loans | **424** | 479 |
| Loans are repayable as follows: | | |
| Within one year | **86** | 46 |
| In the second year | **85** | 87 |
| In the third to fifth years inclusive | **80** | 170 |
| After five years | **173** | 176 |
| | **424** | 479 |
| Amount due for settlement within 12 months (shown under current liabilities) | **(86)** | (46) |
| Amount due for settlement after 12 months | **338** | 433 |

All loans are denominated in Euros. The Company had no loans (2005: £nil).

The weighted average interest rate paid on borrowings was 2.9% (2005: 3.8%). The Directors consider the carrying amount of borrowings to approximate their fair value.

The other principal features of the Group's loans are as follows:

In January 1998, the Company's wholly owned subsidiary, Ark Therapeutics Oy ("ATO"), entered into an eight year term loan with the Finnish Government agency TEKES. The loan is repayable in instalments due from January 2002 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Bank of Finland base rate, with a minimum rate of 3%. In total, €74,447 was borrowed (out of an available facility of €134,550) and no repayments have been made.

In February 2000, ATO entered into a second eight year term loan with TEKES. The loan is repayable in instalments due from February 2004 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Bank of Finland base rate, with a minimum of 3%. In total, €181,643 has been borrowed, being the total available facility, and no repayments have been made.

In March 2002, ATO entered into a seven year term loan with the Finnish Government agency FINNVERA. The loan is repayable in instalments due from September 2003. The loan has an interest rate of Euribor plus 2.27%. In total, €370,013 was borrowed (out of an available facility of €370,013) and €235,466 has been repaid. Ark Therapeutics Limited has given a guarantee to FINNVERA as a security for the loan. In addition, ATO has pledged floating charges amounting to €370,000 to FINNVERA.

In December 2002, ATO entered into an eight year term loan with TEKES. The loan is repayable in instalments beginning in 2007 and has an interest rate of 3% below Bank of Finland base rate, with a minimum rate of 1%. In total, €238,780 was borrowed, being the total available facility and no repayments have been made.

### 19 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Interest rate profile

There were no fixed rate borrowings as at 31 December 2006 and 31 December 2005. There were no interest-free financial liabilities as at 31 December 2006 and 31 December 2005.

The interest rate on floating rate financial liabilities is linked to Euribor in the case of Euro liabilities. Further details of interest rates on long term borrowings are given in note 18.

Currency exposures

The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the income statement. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at 31 December 2006 these exposures were as follows:

| | **Net foreign currency monetary liabilities** | | | |
|---|---|---|---|---|
| | Sterling £'000 | US Dollar £'000 | Euro £'000 | Total £'000 |
| Sterling | — | 90 | 362 | 452 |
| Euro | 48 | — | — | 48 |
| Total | 48 | 90 | 362 | 500 |

The exposures as at 31 December 2005 for comparison purposes were as follows:

| | **Net foreign currency monetary liabilities** | | | |
|---|---|---|---|---|
| | Sterling £'000 | US Dollar £'000 | Euro £'000 | Total £'000 |
| Sterling | — | 129 | 133 | 262 |
| Euro | 8 | 6 | — | 14 |
| Total | 8 | 135 | 133 | 276 |

The maturity profile of the Group's financial liabilities at 31 December 2006 is included in note 18.

Fair values

Based on a net present value calculation the Directors consider there to be no material difference between the book value of financial instruments and their fair value at the balance sheet date.

## 20 DEFERRED TAX

At 31 December 2006 the Group has no deferred tax liabilities or assets.

The following are the deductible temporary differences for which the Group has not recognised deferred tax assets due to the unpredictability of future profit streams:

| | 2006 £'000 | 2005 £'000 |
|---|---|---|
| Tax depreciation | **573** | 136 |
| Share-based payments | **2,164** | 3,093 |
| Tax losses | **46,163** | 34,650 |
| | **48,900** | 37,879 |

## 21 TRADE AND OTHER PAYABLES

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 45 days. Deferred income is the release to the income statement of Finnish government grants.

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £'000 | 2005 £'000 | 2006 £'000 | 2005 £'000 |
| Trade creditors and accruals | **5,486** | 5,073 | **320** | 95 |
| Deferred income | **53** | 95 | **—** | — |
| | **5,539** | 5,168 | **320** | 95 |

The Directors consider that the carrying amount of trade payables approximates their fair value.

**22 SHARE CAPITAL**

| | **2006** **£'000** | 2005 £'000 |
|---|---|---|
| **Authorised** | | |
| 200,000,000 ordinary shares of 1 pence each | **2,000** | 2,000 |
| **Issued and fully paid** | | |
| 165,915,859 (2005: 127,493,059) ordinary shares of 1 pence each | **1,659** | 1,275 |

Between 1 January 2005 and 31 December 2005 the Company issued 1,159,315 ordinary 1 pence shares on exercise of employee share options at an average exercise price of 37 pence per share.

Between 1 January 2006 and 31 December 2006 the Company issued 173,400 ordinary 1 pence shares on exercise of employee share options at an average exercise price of 57 pence per share.

On 22 May 2006, the Company issued 31,874,514 new ordinary 1 pence shares by way of an open offer and private placing at a price of 85 pence per share.

On 15 December 2006, the Company issued 6,374,886 new ordinary 1 pence shares in a private placing at a price of 96.5 pence per share.

**Share options**

Details of share options in existence at 31 December 2006 are as follows:

| | **Number** | **Weighted average exercise price pence** | **Period in which exercisable in normal circumstances** |
|---|---|---|---|
| EMI Schemes | 1,158,746 | 0.66 | until 2014 |
| Old Executive Plan | 9,063,734 | 0.55 | until 2014 |
| NED Plan | 300,000 | 1.17 | until 2015 |
| Scavidin® Stand-alone Plan | 114,998 | 0.61 | until 2006 |
| Approved Executive Plan | 655,695 | 0.99 | until 2016 |
| Unapproved Executive Plan | 2,609,805 | 1.01 | until 2016 |
| Consultants' Plan | 550,000 | 1.02 | until 2016 |
| LTIP | 797,000 | — | until 2016 |
| | 15,249,978 | 0.66 | |

**23 NON-CASH TRANSACTIONS**

Additions to office equipment during the year amounting to £56,000 (2005: £nil) were financed by new finance leases.

**24 RETIREMENT BENEFIT PLANS**

The Group operates defined contribution retirement benefit plans for all qualifying employees. The total cost charged to income of £600,000 (2005: £466,000) represents contributions payable to these schemes by the Group. At 31 December 2006 contributions of £1,000 (2005: £37,000) due in respect of the current reporting period had not been paid over to the schemes.

The Company does not operate retirement benefit plans.

**25 OPERATING LEASE ARRANGEMENTS**

At 31 December 2006 the Group was committed to making the following minimum lease payments under non-cancellable operating leases:

| | **2006** | 2005 |
|---|---|---|
| | **£'000** | £'000 |
| Within one year | **897** | 464 |
| In the second to fifth years inclusive | **2,526** | 1,536 |
| After five years | **82** | 1,538 |
| | **3,505** | 3,538 |

Operating lease payments represent rentals payable by the Group for certain of its property and equipment. Leases on property are negotiated for an average period of 5 years during which rentals are fixed. Leases on equipment are negotiated for an average period of 3 years during which rentals are fixed.

The Company has no lease commitments (2005: £nil).

**26 SHARE-BASED PAYMENTS - EQUITY-SETTLED SHARE OPTION SCHEMES AND LTIP**

As listed in the Directors' report, the Company operates a number of share option schemes and an LTIP. The share-based payment charge is made up from option awards from the EMI Plans, the Old Executive Plan, the Unapproved and Approved Executive Plans, the NED Plan, the Consultants' Plan, the LTIP and the Scavidin® Stand-alone Plan and the Directors do not believe that presenting separate information on each scheme combination is a meaningful method of presenting information. Therefore the schemes have been aggregated as follows:

(a) Scavidin® Stand-alone Plan - options (granted to the inventors of the Scavidin® technology) all vested 100% on the date of grant in 2004. No options were granted in 2006 and 2005.

(b) 2005 Schemes (the Approved, Unapproved, NED and Consultants' Plans) - over 94% of the shares issued in 2005 will vest based upon performance criteria, and so these schemes have been aggregated together. In turn, over 91% of those performance criteria are based upon the performance of the Company's share price compared to a comparator group of biotech companies (see pages 19 to 21 in the Directors' remuneration report for further details). Options were granted during 2006 on 4 January 2006 and 3 July 2006. Options were granted during 2005 on 12 March 2005, 3 May 2005, 24 May 2005, 6 June 2005, 13 June 2005, 7 July 2005 and 24 August 2005.

# Notes to the financial statements continued

(c) LTIP - the Company's long term incentive plan, the Ark Therapeutics Group 2005 Long Term Incentive Plan: options granted at nil price which vest based upon performance criteria (the same criteria as for the 2005 Schemes in (b) above). LTIP awards were granted during 2006 on 4 January 2006 and 3 July 2006. No LTIP awards were granted in 2005.

(d) Other schemes - the vesting conditions on all other options issued from September 2002 to December 2004 were all based upon length of time only. No options were granted in 2006 and 2005.

Details of the share options and LTIP awards outstanding during the year are as follows:

| | **2005 Schemes** | | | | **Other Schemes** | | | |
|---|---|---|---|---|---|---|---|---|
| | **Number of share options** | **Weighted average exercise price £'s** | Number of share options | Weighted average exercise price £'s | **Number of share options** | **Weighted average exercise price £'s** | Number of share options | Weighted average exercise price £'s |
| | **2006** | **2006** | 2005 | 2005 | **2006** | **2006** | 2005 | 2005 |
| Outstanding at beginning of period | **2,488,500** | **0.99** | — | — | **4,286,500** | **0.61** | 4,446,650 | 0.61 |
| Granted during the period | **1,483,000** | **1.03** | 2,537,000 | 0.99 | — | — | — | — |
| Cancelled during the period | **(6,000)** | **0.96** | (48,500) | 0.96 | **(105,000)** | **0.61** | (85,550) | 0.59 |
| Exercised during the period | — | — | — | — | **(77,400)** | **0.53** | (74,600) | 0.54 |
| Expired during the period | — | — | — | — | — | — | — | — |
| Outstanding at the end of the period | **3,965,500** | **1.01** | 2,488,500 | 0.99 | **4,104,100** | **0.61** | 4,286,500 | 0.61 |
| Exercisable at the end of the period | **476,510** | **0.99** | — | — | **2,413,850** | **0.60** | 1,421,000 | 0.59 |

| | **Scavidin® Stand Alone Scheme** | | | | **LTIP Scheme** | | | |
|---|---|---|---|---|---|---|---|---|
| | **Number of share options** | **Weighted average exercise price £'s** | Number of share options | Weighted average exercise price £'s | **Number of share options** | **Weighted average exercise price £'s** | Number of share options | Weighted average exercise price £'s |
| | **2006** | **2006** | 2005 | 2005 | **2006** | **2006** | 2005 | 2005 |
| Outstanding at beginning of period | **114,998** | **0.60** | 333,329 | 0.60 | — | — | — | — |
| Granted during the period | — | — | — | — | **797,000** | — | — | — |
| Cancelled during the period | — | — | — | — | — | — | — | — |
| Exercised during the period | — | — | (218,331) | 0.60 | — | — | — | — |
| Expired during the period | — | — | — | — | — | — | — | — |
| Outstanding at the end of the period | **114,998** | **0.60** | 114,998 | 0.60 | **797,000** | — | — | — |
| Exercisable at the end of the period | **114,998** | **0.60** | 114,998 | 0.60 | — | — | — | — |

The weighted average share price at the date of exercise for share options exercised during the period was £0.95 (2005: £1.09). The options outstanding at 31 December 2006 had a weighted average exercise price of £0.73 and a weighted average remaining contractual life of 7.7 years. Options were granted on 4 January 2006 for the Unapproved and Approved Executive Plans, the Consultants' Plan and the LTIP, and on 3 July 2006 for the Approved Executive Plan and the LTIP. The aggregate of the estimated fair values of the options granted during 2006 is £1.53m. The aggregate of the estimated fair values of the options granted during 2005 is £1.5m.

# Notes to the financial statements continued

**Fair value calculations**

The fair value for the 'Other Schemes' was calculated using the Black-Scholes model. No grants were made during 2006. The fair values for the Scavidin® Scheme were calculated in 2004, using the Black-Scholes method, with no further grants. Therefore the information for 2004 only is given below.

The fair value for the 2005 Schemes and the LTIP was calculated using the Monte Carlo method.

The inputs into the Black-Scholes model are as follows:

| | **2005 Schemes** | | **Scavidin® Scheme** |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Weighted average share price | **N/A** | £0.99 | £0.60 |
| Weighted average exercise price | **N/A** | £0.99 | £0.60 |
| Expected volatility | **N/A** | 60% | 60% |
| Expected life | **N/A** | 5.5 years | 2 years |
| Expected rate | **N/A** | 4.75% | 4.75% |
| Expected dividends | **N/A** | — | — |

The inputs into the Monte Carlo model are as follows:

| | **2005 Schemes** | | **LTIP** |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| Weighted average share price | 1.08 | £0.99 | £0.77 |
| Weighted average exercise price | 1.03 | £0.99 | £— |
| Expected volatility | 60% | 60% | 60% |
| Expected life | 5.5 years | 5.5 years | 3 years |
| Risk free rate | 4.17% to 4.82% | 4.21% to 4.84% | 4.19% to 4.82% |
| Expected dividends | — | — | — |

(1) Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous three years, considered alongside the volatility of similar companies. Expectation of the cancellation of options and also of non-satisfaction of performance criteria have been considered in determining the fair value expenses charged to the income statement.

(2) The expected useful life used in the models is based on management's best estimate: none of the schemes have yet been running for 5.5 years.

(3) The risk free rate of return is the UK Gilt Rate at the date of grant, commensurate with the expected term (ie 5.5 years for options, 3 years for the LTIP awards).

The charge is spread over the expected vesting period, utilising the fair value from the two methods above, and after adjusting for estimated cancellation of options as employees leave. A cancellation percentage of 10% is used, unless actual cancellations per grant have been higher, or unless all options have vested in which case the actual cancellation percentage has been used.

The Group recognised total expenses of £1,071,000 and £505,000 related to equity-settled share-based payment transactions in 2006 and 2005 respectively (Company 2006: £142,000, 2005: £92,000).

### 27 CONTINGENT LIABILITIES

The Company has guaranteed other borrowings of subsidiary undertakings amounting to £91,000 (2005: £139,000).

### 28 RELATED PARTY TRANSACTIONS

**Group**
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The following transactions took place during the year at arm's length:

Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors' consultancy services are included within the Directors' remuneration report.

At 31 December 2006, £65,000 (2005: £62,000) in respect of consultancy fees was owed to Professor S Ylä-Herttuala.

**Remuneration of key management personnel**
The remuneration of the Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 *Related Party Disclosures*. Further information about the remuneration of individual Directors is provided in the audited part of the Directors' remuneration report on pages 22 to 24.

| | **Year ended 31 December 2006 £'000** | Year ended 31 December 2005 £'000 |
|---|---|---|
| Short term employee benefits | **954** | 832 |
| Pension contributions | **76** | 53 |
| Gains on exercise of share options | **—** | 545 |
| Share-based payment - options | **382** | 300 |
| Share-based payment - LTIP | **103** | — |
| | **1,515** | 1,730 |

**Company**
During the year the Company provided working capital loans to subsidiary companies. Interest on these loans was charged at market related rates. Details of interest income for the year and outstanding balances at year-end are shown below:

| | **Interest income for the year** | | **Amounts due from subsidiaries** | |
|---|---|---|---|---|
| | **2006 £'000** | 2005 £'000 | **2006 £'000** | 2005 £'000 |
| Ark Therapeutics Ltd | **1,727** | 584 | **40,800** | 20,233 |

### 29 WARRANTS

In December 2006 Ark agreed to issue warrants to certain investment funds managed by Fidelity International entitling them to subscribe for 5,589,307 ordinary shares, conditional upon the Directors being granted authority to allot such shares at the Company's Annual General Meeting to be held in 2007 or 2008. Subject to the grant of such authority, the warrants will be exercisable at any time between 1 May 2007 and 31 December 2008 at an exercise price of 140p per share.

# Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you should consult your stockbroker, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Ark Therapeutics Group plc, please pass this document and the accompanying proxy form to the stockbroker or other agent through whom you made the sale or transfer, for transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of Ark Therapeutics Group plc will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 26 April 2007 at 11.30 am, for the following purposes:

**Ordinary Business**

1 To receive the accounts for the financial year ended 31 December 2006, together with the reports of the Directors and Auditors thereon. **(Resolution 1)**

2 To approve the Directors' remuneration report for the year ended 31 December 2006. **(Resolution 2)**

3 To re-appoint Dr Wolfgang Plischke who is submitting himself for re-appointment as a Director. **(Resolution 3)**

4 To re-appoint Dennis Turner who is submitting himself for re-appointment as a Director. **(Resolution 4)**

5 To re-appoint Martyn Williams who is submitting himself for re-appointment as a Director. **(Resolution 5)**

6 To re-appoint Peter Keen who, having served on the Board of the parent company of the Group for more than nine years, is submitting himself for re-appointment as a Director. **(Resolution 6)**

7 To re-appoint Sir Mark Richmond, aged 76 and, having served on the Board of the parent company of the Group for more than nine years, is submitting himself for re-appointment as a Director. **(Resolution 7)**

8 To re-appoint Deloitte & Touche LLP as Auditors of the Company to hold office until the end of the next meeting at which the financial statements are presented and to authorise the Directors to set their remuneration. **(Resolution 8)**

**Special Business**

To consider and, if thought fit, to pass the following resolutions, of which resolution 9 will be proposed as an ordinary resolution, and resolutions 10 and 11 will be proposed as special resolutions:

**9** That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £497,986 (being 30% of the Company's issued share capital as at 14 March 2007, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2008 or on 26 July 2008, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act. **(Resolution 9)**

**10** That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 9 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 9 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and (b) otherwise than pursuant to paragraph (a) of this resolution and for any purpose other than the allotment of equity securities pursuant to any exercise of warrants under the Warrant Instrument (defined in resolution 11 below), up to an aggregate nominal amount of £82,998 (being 5% of the Company's issued share capital as at 14 March 2007), and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or on 26 July 2008, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This power is in substitution for any and all powers previously conferred upon the Directors for the purposes of section 95 of the Act. **(Resolution 10)**

**11** That the Directors be and are hereby empowered pursuant to section 95(1) of the Act subject to the passing of resolution 9 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority granted by resolution 9 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities pursuant to the exercise of warrants to subscribe for shares in the capital of the Company granted by a warrant instrument of the Company dated 13 December 2006 (the "Warrant Instrument") and shall be limited to the allotment of equity securities up to an aggregate nominal amount of £55,893.07, and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or on 26 July 2008, whichever is the earlier. This power is in addition to the power (if any) conferred by resolution 10 above for the purposes of section 95 of the Act. **(Resolution 11)**

Your Board believes that the resolutions to be proposed as special business at the AGM are in the best interests of the Company and its shareholders. Accordingly the Directors unanimously recommend that shareholders vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings of shares in the Company.

By order of the Board

**Nick Plummer**
Company Secretary
19 March 2007

Registered Office:
79 New Cavendish Street
London W1W 6XB

# Notice of Annual General Meeting – Notes

**Proxies**

1 A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's Registrar at the Proxy Processing Centre, Telford Road, Bicester OX26 4LD (or delivered by hand to the Company's Registrar at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours) not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting. **Completed proxy forms should not be sent to the Company's registered office.**

**Documents on display**

2 The register of Directors' interests in the share capital and debentures of the Company, together with copies of service agreements under which Directors of the Company are employed, and copies of the terms and conditions of appointment of Non-Executive Directors (including the terms of the qualifying third party indemnity provisions made by the Company for the benefit of its Directors) are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

**Right to attend and vote**

3 Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of the Company by no later than 11.30 am on 24 April 2007, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

**Explanatory notes**

4 **Resolution 2.** In accordance with the Act, directors of listed companies are required to prepare a detailed Directors' remuneration report which must be approved by the shareholders at the Annual General Meeting. The Directors' remuneration report contains, inter alia, details of the members of the Remuneration Committee, the Company's policy on Directors' remuneration for 2006 and subsequent financial years, a performance graph showing the Company's performance, measured by total shareholder return, compared with the performance of the comparator group of companies in the industry described in the Directors' remuneration report, details of the Directors' service contracts and specific disclosures relating to each Director's remuneration. It is proposed that the Directors' remuneration report for the year ended 31 December 2006, as set out on pages 18 to 24 of the Annual Report, be approved.

5 **Resolutions 3, 4 and 5.** One-third of the Board is required to retire by rotation each year. Dr Wolfgang Plischke, Dennis Turner and Martyn Williams are the three Directors who resign this year and who are consequently proposed for re-appointment.

Dr Wolfgang Plischke, aged 55, is a member of the Audit Committee, having been appointed to the Board in December 2003. Until 1 March 2006 Dr Plischke was a member of the Bayer Healthcare Executive Committee and President of the Global Pharmaceuticals Division of Bayer. With effect from 1 March 2006, he became a member of the Board of Management of Bayer AG. Notwithstanding Dr Wolfgang Plischke's promotion to the Board of Management of Bayer AG and resulting changes to his calendar commitments, Dr Plischke has been able to attend four Board meetings during the period.

Dennis Turner, aged 64, joined Ark as Non-Executive Chairman in 1999. Most of his career has been spent creating, financing and building international companies in the medical and pharmaceutical services sectors. Most recently, he was Chairman and Chief Executive Officer of Pharmaceutical Marketing Services Inc. and Walsh International Inc. (both NASDAQ-listed) and a Non-Executive Director of International Biotechnology Trust (LSE-listed). Mr Turner is a member of the Remuneration and Nomination Committees.

Martyn Williams, aged 55, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international businesses.

6 **Resolution 6.** This resolution is to re-appoint Peter Keen as a Director. Mr Keen has served in excess of nine years as a Non-Executive Director of the parent company of the Group and is subject to re-appointment in accordance with provision A.7.2 of the Combined Code, which recommends that after nine years a director be subject to re-appointment on an annual basis. Mr Keen has served as a Non-Executive Director of the parent company of the Group since 1997. The Directors have evaluated Mr Keen's

performance and have determined that, in spite of his length of tenure as a Director, Mr Keen continues to provide valuable and independent advice to the Company and shows a strong and effective commitment to his role. The Board believes that it is appropriate to re-appoint Mr Keen as a Director for a further year.

Peter Keen, aged 49, is a member of the Audit Committee. He is a Chartered Accountant with over 20 years' experience of financial management in biotechnology companies and is currently a partner with the venture capital firm Esprit Capital Partners LLP. Previously he was UK Managing Director of Merlin Biosciences, the venture capital company which co-founded Ark in 1997 until joining Arakis Limited, a Cambridge based biopharmaceutical company which was sold to Sosei Co Ltd in August 2005. He is also a Non-Executive Director of Abcam plc and the Finsbury Emerging Biotechnology Trust plc.

7 **Resolution 7.** PIRC (Pensions Investments Research Consultants) recommend that directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 76, is therefore standing for re-election this year. He has also served in excess of nine years as a Non-Executive Director of the parent company of the Group and is consequently subject to annual re-appointment in accordance with the Combined Code. Sir Mark is a Non-Executive Director, senior independent Director, Chair of the Nomination Committee and a member of the Audit and Remuneration Committees. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Co Ltd.

8 **Resolution 9.** Your Directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted on 27 April 2006 is due to expire at the Company's Annual General Meeting in 2007, or on 27 July 2007, whichever is earlier, and therefore requires renewal. This resolution, if passed, will continue the Directors' flexibility to act in the best interests of shareholders, when the opportunity arises, by issuing new shares. Accordingly, resolution 9 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £497,986, representing approximately 30% of the total issued ordinary share capital as at 14 March 2007. If given, this authority will expire at the Annual General Meeting in 2008 or on 26 July 2008, whichever is the earlier. Other than in respect of the Company's obligations under its share option schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company, save only that, in the event resolution 11 is passed, a maximum of 5,589,307 ordinary shares may be issued to certain investment funds managed by Fidelity International under the terms of the Warrant Instrument.

9 **Resolution 10.** Your Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted on 27 April 2006 is due to expire at the conclusion of the Annual General Meeting in 2007 or on 27 July 2007, whichever is earlier, and therefore requires renewal. Accordingly, resolution 10 will be proposed as a special resolution to grant such authority. The authority will be limited to the allotment of equity securities pursuant to a rights issue or, in other circumstances, is limited to a maximum aggregate nominal value of £82,998 (being 5% of the issued ordinary share capital on 14 March 2007). Specifically, this resolution excludes, and does not empower the Directors to allot, shares to be issued pursuant to the Warrant Instrument, which power is subject to a separate shareholder resolution in the form of resolution 11. If given, this authority will expire on 26 July 2008 or at the conclusion of the Annual General Meeting in 2008, whichever is the earlier.

10 **Resolution 11.** In addition to the general authority proposed by resolution 10, the Directors are seeking additional authority from shareholders to allot shares for cash otherwise than to existing shareholders pro rata to their holdings, pursuant to the exercise of subscription rights under the Warrant Instrument. In December 2006 Ark agreed to issue warrants to certain investment funds managed by Fidelity International entitling them to subscribe for 5,589,307 ordinary shares, conditional upon the Directors being granted such authority to allot such shares at the Company's Annual General Meeting to be held in 2007 or 2008. Subject to the grant of such authority, the warrants will be exercisable at any time between 1 May 2007 and 31 December 2008 at an exercise price of 140p per share.

# Shareholder information

**Registered Office**
79 New Cavendish Street
London
W1W 6XB

**Directors**
D Turner
Dr N Parker
M Williams
Dr B Carter
P Keen
Dr W Plischke
D Prince
Sir Mark Richmond
Professor S Ylä-Herttuala

**Company Secretary**
Nick Plummer

**Company Registration Number**
4313987

**Advisers**

**Auditors**
Deloitte & Touche LLP
City House
126-130 Hills Road
Cambridge
CB2 1RY

**Principal Bankers**
Barclays Bank plc
Mortlock House
Vision Park
Histon
Cambridge
BX3 2BB

**Joint Corporate Brokers**
Credit Suisse Securities (Europe) Limited
One Cabot Square
Canary Wharf
London
E14 4QF

Piper Jaffray Ltd
One South Place
London
EC2M 2RB

**Legal Advisers**
Ashurst
Broadwalk House
5 Appold Street
London
EC2A 2HA

**Patent Attorneys**
Gill Jennings & Every
Broadgate House
7 Eldon Street
London
EC2M 7LH

**Public Relations Advisers**
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB

**Registrars**
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire
HD8 0LA

# Glossary

**Technical terms which have been used in the Annual Report have the following meaning:**

| | |
|---|---|
| **Access graft** | the joining of a length of synthetic material (the graft) between an artery and a vein |
| **Adenovirus** | a common virus that infects humans. More than 40 types are known to infect man causing upper respiratory symptoms, acute respiratory disease, conjunctivitis and gastroenteritis |
| **Agonist** | a substance which stimulates or turns on biological activity, usually by acting at a receptor site |
| **Angiogenic** | the formation and development of blood vessels |
| **Antagonist** | a substance which competes with the agonist at the receptor site and inhibits biological activity |
| **Antimicrobial** | a drug for killing micro-organisms or suppressing their multiplication or growth |
| **Baculovirus** | a member of a family of viruses that normally infect insect cells |
| **Biodistribution** | the circulation of chemicals or medicines around the body |
| **Bioequivalence** | the equivalence in biological effect of two versions (eg produced by two different manufacturers) of the same medicinal substance (active ingredient). This equivalence encompasses efficacy, safety and bioavailability at the same dose |
| **Cachexia** | a general weight loss and wasting occurring in the course of a chronic disease such as cancer |
| **Cardiovascular** | pertaining to the heart and blood vessels |
| **CE-Marking** | products that come under a European Directive and are to be placed on the market in the EU, must bear CE Marking. CE Marking is the manufacturer's claim that the product meets the essential requirements of all relevant EU Directives, eg safety and quality |
| **Cirrhosis** | chronic inflammation and fibrosis of an organ, normally used in conjunction with destructive disease of the liver caused by excessive alcohol consumption |
| **Chemotherapy** | treatment of disease by means of chemical substances or drugs; usually used in relation to cancers |
| **Clinical** | relating to the treatment and care of a patient. Denoting the symptoms and course of a disease, as distinguished from the laboratory findings or anatomical changes |
| ***de novo* stenosis** | a new stricture or blockage which arises in blood vessels |
| **Delivery device** | a mechanical structure which contains a medicine and which allows it to be given to a specific site in the body |
| **DNA** | (deoxyribonucleic acid) the molecule that encodes the genetic information. DNA is a double-stranded molecule held together by weak bonds between base pairs of nucleotides to form a double helix |
| **Drug tariff** | the process of obtaining from a particular health authority the price it will pay for a branded prescription-only medicine |
| **DSMB** | Data Safety Monitoring Board. Responsible for examining the safety aspects of a medicine under development |
| **Efficacy** | produces a positive effect. Treats a disease successfully |
| **EMEA** | the European Medicines Agency |
| **Exceptional circumstances** | a term used in relation to medicine approval by a Government Regulatory Agency. For diseases where there are no treatments the medicine may be granted approval with limited clinical data. This enables the medicine to be made available for patients |

| | |
|---|---|
| **Fast Track Designation** | the Fast Track programme of the FDA, designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Such designation is granted, if judged appropriate, by the FDA after review of a Fast Track Designation Submission for the specific drug from a company |
| **FDA** | Food & Drug Administration, the consumer protection agency responsible for public health in the USA, which ensures that safe and effective products reach the market in a timely manner |
| **Formulary** | a listing of prescription drugs approved for use by a particular purchasing health authority |
| **Genome** | the entire inherited genetic make-up of an individual or species |
| **Glioma** | a malignant tumour of the central nervous system, arising from the glial cells, usually in the brain |
| **GCP** | Good Clinical Practice, a set of internationally recognised ethical and scientific quality requirements which must be observed for designing, conducting and reporting clinical trials that involve the participation of human subjects |
| **GMP** | Good Manufacturing Practice, formal standards of facilities cleanliness, process, quality controls and documentation set out and periodically monitored by the main medicines control agencies to which a company has to conform in order to manufacture a medicinal product for human use |
| **Haemodialysis graft** | see 'Access Graft' used in the treatment of patients with kidney failure |
| **HIV** | Human Immunodeficiency Virus |
| **IAS** | International Accounting Standards |
| **IFRSs** | International Financial Reporting Standards |
| ***in vitro*** | referring to experiments involving living cells performed outside the intact organism of origin in a laboratory environment |
| **Intimal hyperplasia** | excessive growth of cells within a blood vessel wall |
| **IPO** | Initial Public Offering |
| **Lipodystrophy** | defective metabolism of fat, commonly seen in patients treated with HIV infections |
| **MAA** | Marketing Authorisation Application, the complete set of information for a product on which it was granted a licence to permit its sale to doctors |
| **MHRA** | the Medicines and Healthcare products Regulatory Agency |
| **Nucleotide** | the basic molecular unit of DNA, composed of a phosphate backbone, a sugar molecule and a purine or pyrimidine base |
| **Orphan Medicinal Product/Drug/Status** | a term which describes a drug with Orphan Drug Status granted by the FDA and/or the EMEA. Such status confers certain development, registration and marketing advantages for new treatments to be used in rare diseases or conditions, eg permitting marketing approval applications based on predicted clinical benefit; tax credits; improved exclusivity periods |
| **Ox-LDL** | Oxidised Low Density Lipoprotein |
| **P** | P is the symbol indicating probability and the figure is used in statistical analysis in order to indicate the significance of a difference observed between two data sets. The occurrence of a difference with a probability of less than one in 20 (ie p=less than 0.05) is generally considered to be statistically significant |
| ***pari passu*** | of equal ranking |

# Glossary continued

| | |
|---|---|
| **Phase II** | Phase II - where the drug is given to patients with the disease for which it is believed the drug may have some therapeutic effect. Positive efficacy is often referred to as clinical 'proof of concept'. This Phase should conclude with evidence of whether the drug works, which patient population to target, and what is the optimal dose between beneficial effect and side effect |
| **Phase III** | Phase III - where the drug undergoes a 'dry run' of its ultimate proposed use on the market. The trials in this Phase need to prove to a strong degree of statistical significance that the drug presented at a particular dose, to a particular population and in a particular formulation has sufficient effect along with appropriately low side effects. The 'pivotal Phase III trial' is that which ultimately provides statistically sound evidence of effect and safety |
| **Phase IV** | Phase IV - studies performed after a drug is approved for marketing. The studies in this phase are performed to determine the incidence of adverse reactions; to determine the long term effect of the drug; to study a patient population not previously studied; and for marketing comparisons against other products and other uses |
| **Pre-clinical** | the Phase of drug discovery and development which precedes testing of the drug in humans. Many studies carried out in this Phase are required by regulatory agencies before they will allow testing in man |
| **Proof-of-concept** | evidence that a medicine might be useful to treat a particular disease |
| **Receptor** | a molecule located within a cell or on the surface of a cell, to which an agonist or antagonist will bind; as a result of that binding, a biological response is produced or blocked |
| **Renin-angiotensin System** | hormonal system which regulates blood pressure |
| **Special Protocol Assessment** | an FDA process to evaluate a clinical trial protocol and other trial documents |
| **Ulcer** | a lesion on the surface of the skin or on a mucous surface, caused by superficial loss of tissue, usually with inflammation |
| **Vector** | a chemical or molecular structure used to facilitate DNA gene delivery into cells |
| **VEGF** | Vascular Endothelial Growth Factor: is part of a family of growth factors, designated VEGF-A, VEGF-B, etc that stimulate the growth of endothelial cells |

Designed and produced by **corporateprm**, Edinburgh and London. www.corporateprm.co.uk

**Ark Therapeutics Group plc**
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

RECEIVED
2007 APR -6 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **1.** | **DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JANUARY 13, 2007** |
| 1.1 | Form 88(2) - Return of Allotment of Shares dated February 2, 2007 |
| 1.2 | Form 88(2) - Return of Allotment of Shares dated February 6, 2007 |
| 1.3 | Form 88(2) - Return of Allotment of Shares dated February 9, 2007 |
| 1.4 | Form 88(2) - Return of Allotment of Shares dated February 28, 2007 |
| 1.5 | Form 88(2) - Return of Allotment of Shares dated February 28, 2007 |
| 1.6 | Form 88(2) - Return of Allotment of Shares dated March 16, 2007 |
| 1.7 | Form 88(2) - Return of Allotment of Shares dated March 19, 2007 |
| **2.** | **DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JANUARY 13, 2007** |
| 2.1 | **Miscellaneous Notifications filed with The London Stock Exchange** |
| 2.1.1 | Announcement dated January 15, 2007 regarding Award |
| 2.1.2 | Announcement dated January 19, 2007 regarding Notice of Results |
| 2.1.3 | Announcement dated January 22, 2007 regarding Total Voting Rights |
| 2.1.4 | Announcement dated January 25, 2007 regarding Holding(s) in Company |
| 2.1.5 | Announcement dated February 1, 2007 regarding European Grant Awarded |
| 2.1.6 | Announcement dated February 5, 2007 regarding Option Awards |
| 2.1.7 | Announcement dated February 6, 2007 regarding Holding(s) in Company |
| 2.1.8 | Announcement dated February 16, 2007 regarding Research Update |
| 2.1.9 | Announcement dated February 16, 2007 regarding Holding(s) in Company |
| 2.1.10 | Announcement dated February 22, 2007 regarding Stroke Patent |
| 2.1.11 | Announcement dated February 23, 2007 regarding Holding(s) in Company |
| 2.1.12 | Announcement dated February 23, 2007 regarding Holding(s) in Company |

| | |
|---|---|
| 2.1.13 | Announcement dated March 5, 2007 regarding Voting Rights and Capital |
| 2.1.14 | Announcement dated March 7, 2007 regarding Final Results |
| 2.1.15 | Announcement dated March 12, 2007 regarding Holding(s) in Company |
| 2.1.16 | Announcement dated March 15, 2007 regarding Holding(s) in Company |
| 2.1.17 | Announcement dated March 19, 2007 regarding Block Listing Application |
| 2.1.18 | Annual Report and Accounts 2006 |
| **3.** | **PRESS RELEASES SINCE JANUARY 13, 2007** |
| 3.1 | Press release dated January 15, 2007 regarding Award (see 2.1.1 above) |
| 3.2 | Press release dated February 1, 2007 regarding European Grant Awarded (see 2.1.5 above) |
| 3.3 | Press release dated February 16, 2007 regarding Research Update (see 2.1.8 above) |
| 3.4 | Press release dated February 22, 2007 regarding Stroke Patent (see 2.1.10 above) |

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

# Return of Allotment of Shares



**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 23 | 01 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY | | |
| Number allotted | 3000 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share (including any share premium) | 50P | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: PERSHING KEEN NOMINEES LTD A/C LDCLT<br>Address: CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON<br>UK Postcode E14 2BH | ORDINARY | 3,000 |
| Name:<br>Address:<br>UK Postcode | | |
| Name:<br>Address:<br>UK Postcode | | |
| Name:<br>Address:<br>UK Postcode | | |
| Name:<br>Address:<br>UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.R.L. Plummer Date 02/02/2007

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

D:

Tel: 0207 388 7722

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 29 | 01 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 5000 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.605P | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED A/C LDCLT<br>Address<br>CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK,<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>5,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed N J Plummer Date 06/02/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House — for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 17 | 01 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 14999 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £0.60 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED LDCLT A/C<br>Address CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>14,999 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed N Plummer Date 09/02/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

# 88(2)

RECEIVED

2007 APR -6 P 12:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 23 | 02 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2750 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 50P | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

---

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
| --- | --- | --- |
| Name PERSHING KEEN NOM LIMITED A/C LDCLT<br>Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK,<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>2,750 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed N J C Plummer Date 28/02/2007

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

**Shares allotted (including bonus shares):**

| | From (Day / Month / Year) | To (Day / Month / Year) |
|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 23 / 02 / 2007 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 3750 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 60.5P | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** — **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOM LIMITED A/C LDCLT<br>Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>3,750 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed N.J.C. Plummer. Date 28/02/2007

~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 07 | 03 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 15000 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.605P | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** — **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LTD A/C LDCLT<br>Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK,<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>15,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N R C Plummer Date 16/3/07

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 12 | 03 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 22000 | 13000 | |
| Nominal value of each share | 1P | 1P | |
| Amount (if any) paid or due on each share *(including any share premium)* | 74P | 60.5P | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LTD A/C LDCLT<br>Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK,<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>35,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/03/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| |
| |
| Tel |
| DX number DX exchange |

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Re: Award |
| **Released** | 12:45 15-Jan-07 |
| **Number** | 5287P |

## Ark's Kerraboot® awarded Frost & Sullivan's 2006 European Product Innovation Of The Year Award

*Analyst R&D Day in Finland to be held on Tuesday, 16 January 2007*

**15 January, 2007** – Ark Therapeutics plc ("Ark") today announces that Frost & Sullivan has awarded the 2006 European Product Innovation of the Year Award in the field of Wound Closure to Ark for its efforts in the development and introduction of the novel Kerraboot® product. The dual-action Kerraboot® helps accelerate chronic wound healing, particularly in the lower limbs.

The Frost & Sullivan Award for Product Innovation is presented each year to the companies that have demonstrated excellence in new products and technologies within their sector. To choose a recipient of this award, the analyst team tracks all new product launches, R&D spending, products in development, and new product features and modifications. This is accomplished through interviews with all the market participants, and extensive secondary and technology research. All new product launches and new products in development in each company are compared and evaluated based on the degree of innovation and customer satisfaction. Companies are then ranked by the number of new product launches and new products in development.

There are many factors that influence wound healing such as patient immune response, nutritional status, co-morbidities and other infections. However, many researchers also believe that chronic wounds do not heal well because of the presence of matrix metalloproteases (MMP) in exudate, which inhibit cell proliferation and delay healing. This inhibitory effect is attributed to either an over-expression of MMP inhibitors or to the insufficient production of MMP inhibitors.

Given the role of exudate in wound healing, Ark designed a product – Kerraboot® – that facilitates drainage and isolation of exudates from the wound bed. Additionally, Kerraboot® also helps provide a warm, moist, optimum healing environment around specific wound sites, as may be found in lower limbs. The warmth and humidity provided by Kerraboot® helps to increase blood flow to the ulcer or diseased area and accelerate wound healing. For any wound closure therapy to be effective, it should be easy and quick to apply. In this regard, Kerraboot® has an average dressing time of just five minutes (range: 2 to 20) which is half the average time taken to change standard dressings. It features easy application so patients are able to change their dressings without help from nurses.

The design of Kerraboot® incorporates super absorbent material around the foot, which easily absorbs the exudate from the wound. The dressing needs to be replaced only when exudate starts seeping into the boots. Due to its wound healing characteristics, Kerraboot® could be particularly useful for treating diabetic foot ulcers and other lower limb ulcer conditions. Case studies have shown that Kerraboot® has helped to reduce the incidence of amputation.

Kerraboot® has obtained European CE Mark regulatory approval and is listed for use in the US by the FDA. The product has been launched in the UK and international commercialisation is now under way, including in the US, China and South Korea.

Ark also announces that it is to hold an R&D Day for analysts and investors at its manufacturing facility in Kuopio, Finland on Tuesday, 16 January. The site visit will include presentations given by senior managers and directors. There will be no discussion about current or future trading or financial performance.

Paul Higham, Director of Commercial Development at Ark commented:

"We are delighted to have received this award. Frost & Sullivan is a well respected organisation which has independently recognised the innovative nature of Kerraboot® and the contribution it can make to patients with lower limb wounds. UK and international trials to date have demonstrated the clinical benefits and cost-effectiveness of this novel product, which is a significant advance in the way lower limb ulcers are treated. Introducing new types of medical treatment takes time and energy to gain widespread acceptance and usage. We are making good progress in the UK with Primary Care Trusts (PCTs) and steadily gaining formulary inclusions. We are also optimistic that Kerraboot® will gain acceptance in other international markets where the healthcare systems already recognise and reward products that demonstrate cost benefit as well as clinical success."

**For further information:**


**Ark Therapeutics Group plc** **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

**Financial Dynamics** **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble


**Notes to Editors**

**Ark Therapeutics Group plc**
Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's lead products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.*

END

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# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Notice of Results |
| **Released** | 12:28 19-Jan-07 |
| **Number** | 8268P |

## Date of Preliminary 2006 Results

**London, 19 January 2007:** Ark Therapeutics Group plc's preliminary announcement of its Annual Results for the year ending 31 December 2006 will be made on 7 March 2007.

**For further information please contact:**

| **Ark Therapeutics Group plc** |
|---|

END

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Ark Therapeutics Group PLC |
| TIDM | AKT |
| Headline | Total Voting Rights |
| Released | 11:24 22-Jan-07 |
| Number | 9053P |

22 January 2007

**Ark Therapeutics Group plc**

**Voting Rights and Capital**

In conformity with the Transparency Directive's transitional provision 6, Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that the Company's capital consists of 165,933,858 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to the interest in, Ark under the FSA's Disclosure and Transparency Rules.

- Ends -

END

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| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 17:19 25-Jan-07 |
| **Number** | 1733Q |

RNS Number:1733Q
Ark Therapeutics Group PLC
25 January 2007

Ark Therapeutics Group plc
25 January 2007

Notification of Major Interests In Shares

1. Name of Company:
   Ark Therapeutics Group plc

2. Name of shareholder having a major interest:
   Aberforth Partners LLP

3. Please state whether notification indicates that it is in respect of the holding of the shareholder named In 2 above; or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| | |
|---|---|
| Nortrust Nominees Limited A/C ABERFRTH | 5,209,332 |
| Nortrust Nominees Limited A/C ABERFRTH | 5,228,836 |
| The Church Commissioners for England (Chase GIS) Nominees Ltd | 887,466 |

5. Number of shares acquired:
   Not advised

6. Percentage of issued class:
   Not advised

7. Number of shares disposed;
   Not advised

8. Percentage of issued class:
   Not advised

9. Class of Security;
   Ordinary shares

10. Date of transaction
    Not advised

11. Date company informed;
    25 January 2007

12. Total holding following this notification
    11,325,634

13. Total percentage holding of issued class following this notification:
6.83%

14. Any additional information

15. Name of contact and telephone number for queries:
Nick Plummer - +44 (0)207 388 7722

18. Name and signature of authorised company official responsible for making this notification
Nick Plummer - Company Secretary

17. Date of notification:
25 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | European Grant Awarded |
| **Released** | 07:00 01-Feb-07 |
| **Number** | 5133Q |

# Ark Therapeutics-led consortium awarded €2.5 million European Commission grant to fund research into baculoviral vectors for gene medicine

February 1, 2007: Ark Therapeutics Group plc ("Ark") announces today the award of a European Commission grant of €2.5m to fund a consortium of commercial and academic collaborators led by Ark to conduct research into advancing the use of insect derived viruses known as baculoviruses (BVs) as vectors for gene-based medicines. Ark will administer and lead the research project, providing key gene-based technologies and expertise from London and Finland whilst collaborating with researchers in Germany, France, The Netherlands and Portugal.

The grant will support the BACULOGENES project which aims to develop clinically suitable methods for the development, production, testing and validation of next generation stabilised and selective BV vectors for gene medicine applications. Target diseases for *in vivo* gene delivery with selectively targeted BVs include muscle disorders, age-related macular degeneration and prostate cancer.

Delivering therapeutic DNA into cells is one of the most promising therapeutic platforms under development for treating a large scope of pathologies, ranging from genetic disorders to degeneration syndromes and cancers. Adenoviral vector gene medicine based on the common cold virus is now established as the leading technology, proving safe and effective. However, other vectors currently being explored in research still have limitations mainly relating to safety and gene delivery capabilities requiring further research

Ark is a pioneer in the use of BVs for mammalian gene transfer applications where its existing BVs have already shown promising results. The consortium will devote its efforts not only to BV gene therapy applications, but also to the development of large scale production, downstream processing, purification and analysis methods, together with the quality control and validation assays, and all issues related to regulatory aspects required for the clinical exploitation of BV technology. Ark will retain certain IP and commercial rights to the future applications depending on the results of the various programmes.

The project filed under the European Commission Framework 6 initiative, was assessed on a variety of parameters including scientific and technological excellence, relevance, consortium quality and management capabilities. Ark's consortium scored 28 out of a maximum of 30, achieving one of the highest scores for applications in this Framework area.

Ark is a world leader in the area of gene-based medicine, with two gene products (Cerepro™ and Trinam®) in Phase III development and a range of earlier gene medicine platforms, including Scavidin®, as well as targeted vector 'clip' technologies. It is the only company with a manufacturing facility licensed to produce gene medicines for commercial sale in Europe. Ark has over 100 employees at its main gene medicine research and manufacturing facility in Kuopio, Finland and conducts further gene related research in London.

Commenting on the award Dr Nigel Parker CEO said:

*"This is a real achievement for our scientists. They have put many years of dedicated effort into the technology of gene-based medicines. To have successfully driven the project leading to the award of such a significant grant and to achieve such a high score in what is recognised as a rigorously peer reviewed process is a real credit to them."*

**For further information please contact:**

| | |
|---|---|
| **Ark Therapeutics Group plc**: | +44 (0)20 7388 7722 |

Dr Nigel Parker, CEO
Martyn Williams, CFO

**Financial Dynamics:** +44 (0)20 7831 3113
David Yates
Anna Keeble

## Notes to Editors

### Baculoviruses

Baculoviruses are insect viruses which are not known to replicate in mammalian cells, giving them an advantage in terms of safety over classical mammalian viruses currently used as vectors such as adeno-associated viruses, retroviruses and lentiviruses. The most promising BV to date appears inherently safe and can deliver up to five times more DNA than previous vectors. BV is not known to be associated with any human disease.

BV technology has been used for many years for producing recombinant proteins and thus large scale production technology is readily adaptable for the exploitation of gene medicine approaches.

### Ark Therapeutics Group plc

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes 'forward-looking statements' which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words 'targets', 'believes', 'estimates', 'expects', 'aims', 'intends', 'will', 'can', 'may', 'anticipates', 'would', 'should', 'could' or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Option Awards |
| **Released** | 14:41 05-Feb-07 |
| **Number** | 7274Q |

5 February 2007

**Ark Therapeutics Group plc (the "Company")**

**Option Awards**

On 3 January 2007, the Company's Remuneration Committee (which is comprised wholly of non-executive directors) awarded options to the Chief Executive Officer, Dr Nigel Parker, and to the Chief Finance Officer, Martyn Williams, under the Company's Unapproved Share Option Plan (the "Option Plan") and the Long Term Incentive Plan (the "LTIP" and, together with the Option Plan, the "Plans"). These awards were part of the annual, company-wide performance-based remuneration review.

Dr Parker was awarded options over 315,000 ordinary shares under each of the Option Plan and LTIP (630,000 options in total). Mr Williams was awarded options over 120,000 shares under each of the Plans (240,000 in total).

The Company's Remuneration Committee also awarded options over 60,000 ordinary shares to the Consultant Director of Molecular Medicine, Professor Seppo Ylä-Herttuala, under the Company's Consultancy Share Option Plan (the "Consultancy Plan").

Options will not be exercisable until at least three years from the date of issue. Options awarded under the Option Plan and the Consultancy Plan have an exercise price of 94.75 pence per ordinary share.

The LTIP awards are nil-paid options which vest and become capable of exercise on the third anniversary of grant.

No consideration was paid for the grant of options under the Option Plan, the Consultancy Plan nor the LTIP.

Following these Option Plan, Consultancy Plan and LTIP awards, Dr Parker, Mr Williams and Professor Ylä-Herttuala will hold options over 5,156,808, 2,155,000 and 489,999 ordinary shares respectively.

Ends

END

Close

# Regulatory Announcement





| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 13:03 06-Feb-07 |
| **Number** | 7922Q |

RNS Number:7922Q
Ark Therapeutics Group PLC
06 February 2007

ARK THERAPEUTICS GROUP PLC

2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes): N/A

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

.................

3. Full name of person(s) subject to the notification obligation (iii):

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

5 FEBRUARY 2007

7. Threshold(s) that is/are crossed or reached:

ABOVE 3% (L&G)

8. Notified details:

.................

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) Number of shares | Number of voting Rights (viii) |
|---|---|---|
| ORD GBP 0.01 | 6,515,536 | 3.92% |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| | 5,858,748 | 5,858,748 | | 3.53% | |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 5,858,748 | 3.53% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH) (DIRECT AND INDIRECT)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G) (5,858,748-3.53% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (5,084,299-3.06% = PMC)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC) (5,084,299-3.06% = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT) (LGAS & LGPL)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

NOTIFICATION USING SHARES IN ISSUE FIGURE OF 165,933,858

14. Contact name:

HELEN LEWIS

15. Contact telephone number:

020 7528 6742

16. Contact name and telephone at issuer:

NICK PLUMMER
COMPANY SECRETARY
ARK THERAPEUTICS GROUP PLC

020 7388 7722

6 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section



Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Research Update |
| **Released** | 07:00 16-Feb-07 |
| **Number** | 3659R |

### Positive outcome from pre-Phase III FDA and EMEA scientific advice meetings for Vitor™

*Phase III trial scheduled to commence in H2 2007*

**16 February 2007** - Ark Therapeutics Group plc ("Ark" or the "Company") today announces that it has held positive pre-Phase III scientific advice meetings with the US Food and Drug Administration (FDA) and the European Medicines Evaluation Agency (EMEA) regarding Vitor™, an oral therapy in development for treating the weight loss and muscle wasting (cachexia) associated with cancer.

The regulatory agencies reviewed the Vitor™ data package, including results from the Phase II/III trial completed in 2006 (a first to man study in cachexia) and the Company's proposed Phase III study protocol. Key points to emerge from the meetings were that the existing data are sufficient to allow Ark to optimise the study design and architecture and to commence Phase III clinical development. The possibility exists for an approval based either on treating weight loss or on improving clinically relevant functional measurements such as muscle strength. Vitor™ has been awarded Fast Track status by the FDA and the Company expects to finalise the design of the study during the FDA Special Protocol Assessment (SPA) process.

The Phase III study is planned as a multi-centre, randomised, placebo controlled trial of up to 250 patients, in which the efficacy and safety of Vitor™ will be investigated in non-small cell lung (NSCL) cancer patients with cachexia. The study will be of 16 weeks in duration. To avoid study entry effects, the first four weeks will be a 'lead in' to confirm weight loss is actually occurring in the entered patients, after which they will be randomised into the study. The rate of weight loss will be measured, as well as key functional and clinically relevant quality of life markers. The study is anticipated to take about 18 months to complete and will be conducted in both the USA and Europe. The trial is scheduled to commence in Q3 2007, after protocol assessment has been completed. Final protocol details will be announced at that time.

Commenting on today's announcement, Dr Nigel Parker, Chief Executive of Ark, said:

*"The outcome of these latest meetings with the regulatory agencies in the US and Europe is further good news for Ark. We now have three products at the Phase III development stage which gives us one of the strongest late stage pipelines in the small cap biotechnology sector. In addition, it demonstrates the strategy and value of our business model, spreading risk across a number of independent products in development."*

**For further information:**

**Ark Therapeutics Group plc** — **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

**Financial Dynamics** — **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble

**Notes to Editors**

**Vitor and cachexia in cancer**

Vitor™ is an oral small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and certain countries in Europe. Pre-clinical work has shown Vitor™ up-rates the ability of mitchondria to produce energy. In addition, by working on the ubiquitin proteasome pathway, it prevents the breakdown of muscle proteins (actin and myosin) and reverses the impaired muscle protein production, which both occur as a result of the action of chemicals secreted by the cancer tumour and lead to weight loss. Ark estimates that 1.5 million new cases of cancer cachexia occur every year in the US and Europe yet few treatment options currently exist.

**Phase II/III Trial Results**

As previously announced in January 2006, full results of patients completing the study showed treatment with Vitor™ significantly ($p<0.028$) reduced the rate of cachexia in patients with non-small cell lung and colorectal cancer, but not in patients with pancreatic cancer. The combined analysis of all cancers for the primary endpoint of overall weight loss showed that, whilst treated patients on average lost 29% less weight than untreated patients, the difference did not reach significance ($p>0.05\%$). The statistical results in the primary endpoints were principally confounded by pancreatic cancer patients showing a different response from the other two cancers and a large number (42%) of study non-completers causing high variability in the data. For the co-primary endpoint of grip strength across all cancers, Vitor™ treatment attenuated mean grip strength by 42% compared with placebo but again the results did not reach statistical difference. Statistical significance was reached in two secondary endpoints, extent of fatigue since last visit ($p<0.039$) and level of fatigue at the reporting time ($p<0.0072$).

Patients had lost an average of 15% body weight (av. 24 lbs) in the six months prior to entering the study. The rate of weight loss on entering the study slowed markedly in both treated and untreated groups. It is possible that because patients had lost so much weight prior to entry, they could lose little more; however, a 'study entry' effect may have existed. Nevertheless, the trial population lost an average of 2.3lbs during the 12 week period with treated patients losing an average of 1.91lbs and controls 2.68lbs. After four weeks in the study, the beneficial effect of Vitor™ on rate of weight change became evident in all cancer types. Pancreatic cancer patients on Vitor™ on average lost 0.020lbs/day from week 4 to week 12 with controls losing 0.061lbs/day and NSCL and colon cancer patients showed average net weight gains of +0.0025lbs/day on Vitor™ whilst controls lost 0.022lbs/day. The patients who had lost the most weight on study entry appeared to show the greatest response to Vitor™. The safety profile showed Vitor™ to be well tolerated and the study did not reveal any unexpected events

**About Ark**

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.*

END

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**relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 09:00 16-Feb-07 |
| **Number** | 3656R |

RNS Number:3656R
Ark Therapeutics Group PLC
16 February 2007

Ark Therapeutics Group plc

2007

Notification of Major Interests in Shares

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached ( )

An event changing the breakdown of voting rights: ( )

Other - confirmation of holding ( X )

3. Full name of person(s) subject to the notification obligation:

AMVESCAP PLC

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction and date on which the threshold is crossed or reached if different:

Not advised

6. Date on which issuer notified:

15 February 2007

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (is possible using ISIN Code: Ordinary shares of 1p each

GB0034251727

Situation previous to the triggering transaction:

Number of shares: 14,331,051

Number of voting rights: 14,331,051

Resulting situation after the triggering transaction

Number of shares: 14,331,051

Direct:

Number of voting rights:

Direct:

Indirect: 14,331,051

% of voting rights:

Direct:

Indirect: 8.63%

B: Financial Instruments:

Resulting situation after the triggering transaction:

Type of financial instrument:

Expiration date:

Exercise/conversion period/date:

Number of voting rights that may be acquired
if the instrument is exercised/ converted:

% of voting rights:

Total (A+B)

Number of voting rights: 14,331,051

% of voting rights 8.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Samantha Edwards

15. Contact telephone number:

01491 416381

16. Contact name and telephone at issuer:

NICK PLUMMER
Company Secretary
Ark Therapeutics Group plc

020 7388 7722

16 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2007 APR -6 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE



| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Stroke Patent |
| **Released** | 07:00 22-Feb-07 |
| **Number** | 6679R |

## Ark wins key patent case on stroke in Europe

**London, UK 22 February 2007 -** Ark Therapeutics Group plc ("Ark" or the "Company") announces that following a hearing at the European Patent Office (EPO) it has been informed by its patent attorneys, Gill Jennings & Every LLP, that it has been successful in prosecuting Ark's patent application relating to its intellectual property concerning the use of agents that affect the angiotensin-renin system for the prevention and treatment of stroke.

The patent will cover 23 molecules belonging to the therapeutic classes of angiotensin-converting enzyme (ACE) inhibitors and angiotensin II receptor (ATII) blockers, many of which are already marketed for various indications. The geographic scope of the patent comprises the 18 European countries that belonged to the European Patent Convention in 1998. The European patent will give protection in the applicable European countries until 2018. Separate patent applications are under prosecution in the USA as well as in other international territories.

In April 2005, Ark signed a licence agreement with Boehringer Ingelheim granting rights to Ark's intellectual property for the use of its products affecting the renin-angiotensin system. The deal comprised upfront and milestone payments and undisclosed royalties on sales of Boehringer Ingelheim's products for the indication of stroke in all territories in which Ark has secured patent protection. Formal grant of this European patent will trigger a milestone payment from Boehringer Ingelheim to Ark. Further financial details have not been disclosed.

Dr Nigel Parker, CEO of Ark, commented: "*We are very pleased to announce this important patent news. The mitochondrial[2] science on which the patent is based was an exciting very early discovery by Ark scientists and we are pleased to see the novelty being recognised by the European Patent Office in this third therapeutic application. Ark will now start to consider the further commercial licensing potential of the patent.*"

**For further information:**

**Ark Therapeutics Group plc** — **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

**Financial Dynamics** — **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble

### About Ark Therapeutics Group plc

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.*

END

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 09:00 23-Feb-07 |
| **Number** | 7428R |

RNS Number:7428R
Ark Therapeutics Group PLC
23 February 2007

Ark Therapeutics Group plc

2007

Notification of Major Interests in Shares

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( x )

Other ( )

.................

3. Full name of person(s) subject to the notification obligation (iii):

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):

See schedule below

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

Revised due to DTR rules

6. Date on which issuer notified:

22 February 2007

7. Threshold(s) that is/are crossed or reached:

Not disclosed

8. Notified details:

.................

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| ISIN GB0034251727 | 10,179,628 | 10,179,628 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| ISIN GB0034251727 | | | 10,179,628 | | 6.13% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 10,179,628 | 6.13% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See schedule below

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, Fidelity aggregated the interests in shares of FMR Corp (FMR) and

Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, Fidelity are now reporting the indirect holdings of FMR and FIL separately. For this issuer FMR has no holdings. Please note that these holdings are correct as at close of business 20 February 2007.

14. Contact name:

Teresa Garry

15. Contact telephone number:

01737 837092

16. Contact name and telephone at issuer:

NICK PLUMMER
Company Secretary
Ark Therapeutics Group plc

020 7388 7722

Schedule

| | |
|---|---|
| Security: | ARK THERAPEUTICS GROUP PLC |
| Current ownership percentage | 6.13% |
| Total Shares Held | 10,179,628 |
| Shares in Issue: | 165,933,858 |

| Shares Held | Management Company | Nominee/Registered Name |
|---|---|---|
| 1,615,493 | FIL | STATE STR BK AND TR CO LNDN (S |
| 44,035 | FISL | JP MORGAN, BOURNEMOUTH |
| 365,500 | FIJ | BROWN BROTHERS HARRIMAN AND CO |
| 7,975,300 | FIL | BROWN BROS HARRIMN LTD LUX |
| 179,300 | FPM | BANK OF NEW YORK BRUSSELS |

22 February 2007

END



END

Close

## Regulatory Announcement

Go to market news section



Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Voting Rights and Capital |
| **Released** | 10:40 01-Mar-07 |
| **Number** | 1178S |

1 March 2007

**Ark Therapeutics Group plc**

**Voting Rights and Capital**

In conformity with the Transparency Directive's transitional provision 6, Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that the Company's capital consists of 165,945,358 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to the interest in, Ark under the FSA's Disclosure and Transparency Rules.

\- Ends -

END

Close

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 17:33 05-Mar-07 |
| **Number** | 3599S |

RNS Number:3599S
Ark Therapeutics Group PLC
05 March 2007

Ark Therapeutics Group plc

2007

Notification of Major Interests in Shares

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes): N/A

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( x )

Other ( )

.................

3. Full name of person(s) subject to the notification obligation (iii):

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):

See schedule below

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

Revised due to DTR rules

6. Date on which issuer notified:

2 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

.................

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| ISIN GB0034251727 | 5,137,721 | 5,137,721 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| ISIN GB0034251727 | | | 5,137,721 | | 3.10% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| Warrants | 31/12/2008 | - | 5,041,907 | 3.04% |

| | |
|---|---|
| Total (A+B) | 10,179,628 |
| Number of voting rights | 5,137,721 |
| % of voting rights | 3.10% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See schedule below

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, Fidelity aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules, Fidelity are now reporting the indirect holdings of FMR and FIL separately. For this issuer FMR has no holdings. Please note that these holdings are correct as at close of business 28 February 2007.

14. Contact name:

Sophie Hughes

15. Contact telephone number:

01737 836713

16. Contact name and telephone at issuer:

NICK PLUMMER
Company Secretary
Ark Therapeutics Group plc

020 7388 7722

Schedule

| | |
|---|---|
| Security: | ARK THERAPEUTICS GROUP PLC |
| Current ownership percentage | 3.10% |
| Total Shares Held | 5,137,721 |
| Shares in Issue: | 165,933,858 |

| Shares Held | Management Company | Nominee/Registered Name |
|---|---|---|
| 231,486 | FIL | STATE STR BK AND TR CO LNDN (S |
| 44,035 | FISL | JP MORGAN, BOURNEMOUTH |
| 207,600 | FIJ | BROWN BROTHERS HARRIMAN AND CO |
| 4,475,300 | FIL | BROWN BROS HARRIMN LTD LUX |
| 179,300 | FPM | BANK OF NEW YORK BRUSSELS |

5 March 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Final Results |
| **Released** | 07:00 07-Mar-07 |
| **Number** | 4610S |

# Ark Therapeutics Group plc

## Preliminary results for the year ended 31 December 2006

**London, UK, 7 March 2007** – Ark Therapeutics Group plc today announces its unaudited preliminary results for the year ended 31 December 2006.

**HIGHLIGHTS OF THE YEAR**

- Cerepro™ MAA filing progressed to last stages of EMEA review
- Trinam® Phase II trial completed, preliminary results positive
- Initial Phase III study shows Vitor™ significantly slows progression of cachexia in two cancer types
- Vitor™ US patent granted
- Unique DNA-based targeting system, Scavidin®, halts tumour progression in two cancer models
- Flaminal® in-licensed and Drug Tariff price secured, strengthening UK devices business
- UK wound care sales show 36% year on year growth and Kerraboot® internationalisation continues
- Share placings executed raising £31.4m (post expenses)
- Cash and money market investments of £48.4m at 31 December 2006 (£34.3m at 31 December 2005)

**POST-PERIOD EVENTS**

- Cerepro™ Data Safety Monitoring Board review positive for Phase III trial
- Trinam® cleared to proceed to Phase III
- Vitor™ cleared to continue Phase III development
- Ark-led team receives €2.5m EU grant for baculovirus development
- EPO confirmed that patent for renin-angiotensin agents in stroke allowed
- First Research and Development day held

Dr Nigel Parker, CEO of Ark, commented:

"In 2006, Ark made very significant progress with its key products and technologies. The Company now has two products on the market and three in the Phase III development stage, including one in late stage regulatory review. We look forward in 2007 to building on the achievements of the past year and, in particular, reporting on the outcome of the filing in Europe of our lead product for brain cancer, Cerepro™, as well as commencement of patient recruitment in the Phase III studies for our other late stage products, Vitor™ and Trinam®."

For further information:

| | |
|---|---|
| **Ark Therapeutics Group plc**<br>Dr Nigel Parker, CEO<br>Martyn Williams, CFO | **Tel: + 44 (0)20 7388 7722** |
| **Financial Dynamics**<br>David Yates<br>Anna Keeble | **Tel: +44 (0)20 7831 3113** |

**Notes to Editors**
**Ark Therapeutics Group plc**

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.*

## Chairman and Chief Executive's review

### A significant move forward for our business model

In 2006 Ark made very significant progress with its key products and technologies. Notably, the Company achieved a number of breakthrough scientific and developmental milestones with its gene-based medicines, which are significant 'firsts' for the biotechnology sector. Ark's pioneering achievements have contributed to a considerable change in overall sentiment towards this novel and exciting area of medicine which is rapidly being recognised as one of the next major product platforms in pharmaceuticals. With our strong and unique pipeline, commercial production facilities and team of gene medicine scientists, Ark has developed and strengthened considerably throughout 2006.

As a result of our achievements, we are pleased to report that strong interest in Ark from both existing and new investors has allowed us to strengthen our balance sheet, raising £31.4m net of expenses during the period, and we are delighted with the increasing breadth and quality of our shareholder base. We closed the period with £48.4m of cash reserves.

In early Q4 we moved into a new purpose built research and manufacturing facility in Kuopio, Finland and consolidated our various teams into one central location. The research laboratories have been fitted out and the design of our new 'state of the art' manufacturing suites is underway. We now have space to expand more efficiently as we continue to innovate and develop exciting new DNA-based treatments and technologies.

In an increasingly challenging healthcare environment our achievements this year have moved our business forward significantly. We have two products now on the market (Kerraboot® and Flaminal®) and three in Phase III development, including one in late stage regulatory review. We believe our business model, which concentrates on specialist areas of high unmet clinical need, where we have the expert knowledge and capability to develop and market our own products without any inherent dependency on big pharma for resources and expertise, has established significant credibility as a strategy for specialist pharmaceutical companies.

## Pipeline review

### Pharmaceuticals

***Cerepro™ - treatment for operable malignant brain cancer - regulatory pathway finally established and scientific hurdles overcome***

Having had our marketing approval application accepted for review by the EMEA late in 2005, we have spent 2006 responding to the various EMEA questions and requests and progressing that application into the last stages of review. As Cerepro™ is the first gene medicine to undergo formal review for European marketing approval, this review has been of particular significance as it has clarified many hitherto undefined regulatory and manufacturing requirements for European approval of this new and exciting class of medicines.

Some very notable achievements were made during 2006, without which Ark could not have progressed its application. By Q3 our cGMP facility in Finland successfully manufactured the essential 'conformity' batches to EMEA commercial supply specifications and we have continued to manufacture batches since then. Ark's UK headquarters satisfactorily completed a full GCP system inspection by the MHRA under the new EU pharmaceutical regulations. The Phase II Cerepro™ study, which forms the main clinical evidence in the MAA submission, was subjected to a full GCP inspection as part of the review process and the report noted that the results give an accurate description of the trial and source data, and that the endpoint data are reliable from a GCP perspective. Our financial and strategic plans for Cerepro™ remain unchanged.

Recruitment into the 250 patient Phase III/IV corroborative study commenced in earnest at the beginning of 2006 and has proceeded according to plan, allaying external concerns that patients would be reluctant to participate in a gene medicine trial. At the time of this report going to print 210 patients had been entered into the study and surgeons have found the product acceptable to administer. We were delighted to announce immediately post period that the Data and Safety Monitoring Board ("DSMB") had reviewed the first 133 patients entered into the study and had reported the adverse events seen were consistent with those of the earlier studies. The DSMB has unanimously recommended that the Company continue the study without modification.

Throughout 2006, the regulatory, manufacturing and clinical trial progress has materially strengthened Cerepro™ and it remains on track to become the first commercially available gene-based medicine outside China.

***Trinam® - treatment to prevent haemodialysis access surgery complications***

Following encouraging early stage clinical results in late 2005, we were delighted to announce the completion of the US-based Phase II ascending-dose safety study in kidney dialysis patients who have undergone vascular access graft surgery. Preliminary results of the full study showed that Trinam® has a good safety profile with no adverse events being reported beyond those consistent with the operative procedure. Ark's patented local delivery device (EG001), which delivers Trinam® gene-based medicine to the desired site, has proved highly effective in limiting systemic distribution around the body. No quantifiable levels were detected systemically in any patients treated with the drug. Additionally the efficacy data, which was a secondary end point in this trial, were extremely encouraging. Whereas controls were showing an average blocking time of four months, the treatment groups were remaining open for between two and four times longer. This is highly clinically significant for these patients, meaning that instead of having up to three operations per year, only one would be necessary.

Finally in December 2006 the Company held the key 'End of Phase II' meeting with the FDA to discuss the Phase II results and the possibility of conducting a Phase III study. We were very pleased to report in early January 2007 that the FDA had determined that the data was good enough to allow us to proceed to Phase III. They also confirmed that this study alone would be acceptable as the basis for approval, that our manufacturing was acceptable and that they were willing to offer Special Protocol Assessment to finalise Trinam®'s clinical development.

The 2006 progress has confirmed our view that Trinam® is a very important product for both patients and the Company.

***Vitor™ - treatment for cancer cachexia***

At the start of the year we reported full results of the initial Phase III clinical study of Vitor™ in cancer cachexia, the first human study of the therapeutic agent in this disease. Treatment with Vitor™ significantly ($p = 0.028$) slowed the rate of cachexia in two of the cancers studied (non-small cell lung and colon cancer). In the smaller group of pancreatic cancer patients, who exhibit a different pathological progression of cachexia, the rate of weight loss slowed with Vitor™ treatment and, whilst the magnitude of effect approached that observed in the other two cancers, the effect on this third cancer was not statistically significant. The study reports were finalised and validated during 2006 and late in the year we met with the EMEA and the FDA to discuss finalising the architecture of a further Phase III study.

Key points to emerge from the meetings were that the existing data are sufficient to allow Ark to optimise the study design and architecture and to commence Phase III clinical development. The next Phase III study is planned as a multi-centre, randomised, placebo controlled trial in up to 250 cancer patients with cachexia. The study architecture will be finalised during the FDA's Special Protocol Assessment, which is anticipated to last about three months, with commencement of the study in the USA and Europe expected in the second half of 2007.

***EG005 - treatment for HIV lipodystrophy***

EG005 is an oral therapy for the treatment of the fat metabolism disorder, lipodystrophy, in HIV-positive patients. In 2006 we completed early clinical development to assess its effect on a range of end points relevant to this poorly understood disease. The results we have reported showed that the product did have a positive effect on a range of blood markers for the disease but there were no clear patterns of results in the morphological disease markers. Consequently we will not be pursuing this programme further until additional work has been completed by our scientists to understand particular aspects of the disease more fully.

**Devices**

Our UK wound care sales in 2006 were 36% higher than in 2005, as a result of a steady increase in Kerraboot® sales and the launch of Flaminal® in the last quarter.

***Kerraboot® - a novel device for management of leg and foot ulcers***

Late in 2005 we increased the absorbency of the Kerraboot®, our novel device for diabetic foot ulcers, and in 2006 we introduced opaque ("white") and extra large versions. 2006 showed a steady growth in UK sales, ending the year 21% above 2005. Whilst we still have a lot to achieve in building UK sales, the period on period growth has occurred at a time when the UK healthcare market is becoming increasingly challenging. The influence of inclusion in NHS regional (primary care trust) formularies in determining prescribing is increasingly critical. Approval for use has now been achieved in over 15% of UK NHS Trusts in England and Wales, and in Scotland Kerraboot® has recently been approved for use under the Scottish National Procurement Contract.

During 2006, the Company has worked with international distributors of Kerraboot® to achieve regulatory and pricing approvals, the first of which have now come through in Turkey and Australia. We are now expecting regulatory and pricing approvals in other territories during H1 2007, a little slower than originally anticipated due to differing regulatory requirements in the various jurisdictions. Late in 2006 we announced a deal with Healthcare Logistics, Inc. for a pilot programme to introduce Kerraboot® into the United States market, focusing on the East Coast. We continue to receive positive clinical and health economic outcome reports wherever the product is trialled internationally.

***Flaminal® - a topical anti-microbial gel***

During 2006, we in-licensed and achieved NHS price reimbursement for Flaminal®, a novel enzyme-based topical anti-infective product for wound healing. The market for this product class in the UK is around £30m and has grown over 50% in the last two years. With Flaminal® offering a healing rate benefit of up to three times those published for existing products, and notably being particularly effective against methicillin-resistant *Staphylococcus aureus* ("MRSA"), we believe the sales potential of Flaminal® in the UK is significant. Sold by our existing sales force, this product was launched in October and, despite initial NHS supply chain difficulties, the early sales and market feedback have been very encouraging.

We have identified further interesting in-licensing targets in the wound care devices area which we expect to help us build a profitable devices business in line with our corporate objectives.

Overall it is clear that 2006 has been an extremely difficult period for the UK healthcare market. During the second half of the year NHS cost containment has driven the move to outsourced logistics for NHS supplies and this, coupled with acute funding problems amongst NHS Trusts and the consolidation of Trusts, has caused further and ongoing disruption in the market overall. Short term, we are focusing our efforts to ensure formulary approvals are achieved and maintained through this period of NHS change. Whilst the healthcare sales environment in the UK will undoubtedly remain tough for the foreseeable future, the cost-benefit features of both Kerraboot® and Flaminal® should be a favourable catalyst in developing sales, although achieving rapid growth will remain challenging in the near term. The range of products we are assembling all show clear clinical and health economic benefits and these are the product features that will effectively drive sales as the market stabilises.

**Pre-clinical and research**

In the first quarter we were very pleased to report that Scavidin®, our novel gene-based drug-targeting system, achieved control of tumour growth with both the chemotherapy paclitaxel and the radiotherapy yttrium in two pre-clinical cancer models. This was achieved at dose levels up to ten times less than those currently given. The effectiveness of most systemic anti-cancer treatments is limited by side effects at existing doses and to be able to change positively the efficacy/side effects balance in this way makes Scavidin® a very interesting and potentially valuable platform. We have continued to make good progress with the Scavidin® programme during the year and expect to report further proof of concept pre-clinical results in the near future.

Our Neuropilin-1 small molecule antagonist programme has identified two interesting early leads (one small peptide and one small molecule) which have been shown in *in vitro* models to inhibit the growth and spread of cancer cells. Depending on regulatory agency advice, we could take at least one of these two programmes into human studies in the next 18 months.

At the research level, our targeted integrating vector 'clip' technology is becoming increasingly exciting and considerable progress is also being made with the anti-angiogenic VEGF receptor antagonists which we believe may have high utility in degenerative diseases in the eye. For these earlier stage projects, our scientists continue to operate under our highly cost effective academic/industry co-operation model.

Finally, in early January 2007 we held a very successful Research and Development day in Finland which was well attended by analysts and a number of shareholders who have reported enthusiastically on our R & D capabilities and expertise. Subsequently we announced that a team led by Ark gene scientists had successfully secured a grant of €2.5 million to undertake pioneering work in the use of insect-derived baculovirus to further the development of gene-based medicine.

In summary, the progress in our pre-clinical programmes indicates the emergence of a valuable pipeline of follow-on products.

**Manufacturing and new facility**

Manufacture of Cerepro™ for commercial purposes commenced early in 2006 in our existing cGMP production facility in Kuopio. The production of virus-based gene medicines to commercial specifications is one of the most complex manufacturing processes in the industry. In the year we completed seven successful production runs conforming to EMEA-agreed batch release criteria, confirming our ability to supply finished product for commercial use. We also successfully performed a series of specific critical production line process validations to comply with EMEA requirements for Cerepro™.

Construction of our new laboratories and manufacturing facility in Kuopio was completed in Q3, and the research laboratories were opened in October. They provide a first class purpose-built working environment with scope for growth. We are now working on the design of the internal layout and equipment installations of the new manufacturing facility and believe that in the process we will be able to capitalise on the rapid advances in science in this area.

**Patents**

During 2006 we made considerable progress with our patent portfolio, announcing the grant in the US of the Vitor™ cachexia and Kerraboot® patents, and the grant in Europe of the Cerepro™ patent.

Furthermore, post period, we have been successful in prosecuting the patent application relating to our intellectual property concerning the use of agents affecting the renin-angiotensin system for the prevention and treatment of stroke. This was a key milestone event for both us and Boehringer Ingelheim, with whom we had previously signed a licensing agreement. We are now considering the further commercial licensing potential of the patent.

**Summary and outlook**

2006 has been one of the most demanding years in the history of the Company, with management successfully achieving a range of critical milestones and clinical results. These have removed many perceived scientific risks in the business as well as allaying any residual concerns regarding the attitudes of the regulators towards gene-based medicine. The successes have enabled both the Cerepro™ MAA filing to move through critical stages in the European review process, and Trinam® and Vitor™ to further their Phase III development. In addition, as discussed above, our main pre-clinical programmes have all shown solid progress through the next stages of programme development and we have strengthened our patent portfolio considerably.

We look forward in 2007 to building on the achievements of the past year and reporting both on the outcome of the Cerepro™ MAA filing and the completion of recruitment to the Phase III/IV study. Furthermore, we expect to announce completion of the Special Protocol Assistance process with the FDA for Trinam® and commencement of recruitment in the Phase III studies for both Vitor™ and Trinam®, as well as progress in our other commercial and research activities.

Ark's manufacturing, clinical and regulatory progress in the year has contributed to the increasingly positive sentiment towards gene-based medicine. We believe that the validation of our expertise in this area has strengthened our reputation and the outlook for the business in the future.

The credit for this process goes to the management and staff at Ark, who have continued to show extraordinary commitment to the demanding programmes and tasks that constitute and support our ongoing research and development. We and the Board are very grateful for their dedication, expertise and effectiveness.

| Dennis Turner, Chairman | Nigel Parker, Chief Executive Officer |
|---|---|

7 March 2007

**Financial review**

**Overview**

We report a loss for the year ended 31 December 2006 of £17.5m (2005: £15.1m). The Group's losses have increased in the year as a result of the significant progress made in the clinical development process with its lead products, together with increased investment in the Group's advanced biologics manufacturing facility as well as the timing of milestone receipts under the licensing agreement with Boehringer Ingelheim.

Cash and money market investments at 31 December 2006 totalled £48.4m (2005: £34.3m).

**Results of Operations**

**Years ended 31 December 2006 and 2005**

***Revenue***

Revenue of £0.3m was recorded in 2006 (2005: £2.3m). In 2005 £2.0m of milestone receipts due under the licensing agreement with Boehringer Ingelheim were earned and further receipts under this agreement are linked to milestones that are expected to be achieved in 2007. Sales in the UK of Kerraboot® were £0.3m (2005: £0.3m). It is expected for 2007 that the primary sources of revenues will continue to be product sales for Kerraboot® and Flaminal®, distribution agreements for Kerraboot®, potential sales from other wound care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportion of revenues is expected to come from the products now in late stage clinical development, together with further out-licensing receipts.

***Research and development expenses***

Ark conducts research at its facilities in Kuopio, Finland, at University College London and through a specialist chemistry sub-contractor. Clinical studies are generally carried out by approved clinical research organisations within Europe and North America under the close supervision of senior project managers employed by the Group. Research and development expenditure in 2006 was £12.8m (2005: £13.9m), the reduction in spending on the Vitor™ programme following completion of the initial Phase III study in 2005 masking the continued investment in the biologics manufacturing facility in Finland and in the other lead and follow-on programmes.

**Clinical development costs**

Major studies during the year included the continuation of the Phase III study for Cerepro™, and the completion of the dose-ascending Phase II study for Trinam®. It is anticipated that 2007 will see the continuation of the Cerepro™ Phase III study and the commencement of both the Trinam® Phase III study and the next Phase III study for Vitor™.

**Manufacturing development costs**

Manufacturing development expenditure increased as clinical batches for Cerepro™ were produced and further staff were recruited as the Company began to prepare for commercial production. The increase in expenses in the year was also due to the initial investment in back-up commercial manufacturing facilities with a third party.

**Research costs**

Research costs rose by £0.5m due to a continuing investment in the Company's highly promising pre-clinical pipeline.

**Sales and marketing expenses**

Selling, marketing and distribution costs for the period were £1.8m (2005: £1.3m). These costs related largely to sales force expenses and marketing activities for Kerraboot® in the UK, with additional costs in 2006 relating to the launch of Flaminal® and also to initial pre-marketing activities for Cerepro™.

**Other administrative expenses**

Other administrative expenses for the period were £5.4m (2005: £5.2m). These administrative expenses consist primarily of remuneration for employees in executive and operational functions (including finance, commercial development, legal, IT and facilities), facilities costs, professional fees for legal, tax and audit services, and fees for non-executive directors.

**Share-based compensation**

*Share-based compensation charges for the period were £1.1m (2005: £0.5m). The increase is a result of the charge from new options granted during 2006.*

**Investment income**

The Company invests its surplus cash in bank deposits of up to one year according to the terms of the Investment Policy set out by the Board. Net interest receivable comprises the interest income generated from cash invested in term and overnight deposits. In the year ended 31 December 2006 the Group earned investment income of £1.9m (2005: £1.9m) on cash deposits. Although average interest rates in 2006 were higher than in 2005, investment income was unchanged as a result of lower cash balances in the early part of 2006 prior to receipt of the net proceeds of the placing and open offer in May.

**Taxation**

There were no UK corporation tax charges for the year under review due to the incidence of tax losses. We continue the policy of surrendering tax losses for cash by making research and development tax claims to the tax authorities and anticipate a tax credit receivable of £1.6m in respect of the year ended 31 December 2006 (2005: £1.6m), reflecting the continued investment in research and development in the year.

**Balance sheet**

Total net assets (defined as total assets less total liabilities) have risen from £34.4m at 31 December 2005 to £49.5m at 31 December 2006, principally as a result of the increase in money market investments following the share placings in 2006.

**Investing activities**

The net cash outflow from operating activities for the year was £17.4m (2005: £14.1m). Ark's net cash outflow from capital expenditure was £1.9m (2005: £0.8m). The capital expenditure was principally the investment in upgrading the Group's biologics manufacturing facilities in Kuopio, Finland. The Company's investment in expanded manufacturing facilities in Kuopio is expected to give rise to additional capital expenditure during 2007 and 2008.

Ark's net cash inflow from financing activities was £31.7m (2005: £0.5m) primarily through the proceeds from the successful placing and open offer of shares in May 2006 (£25.5m net of expenses) and the investor placing in December 2006 (£5.9m net of expenses). Interest received from term and overnight deposits was £1.8m (2005: £1.4m).

The Board has implemented an Investment Policy governing the investment of the Company's cash resources, under which the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that these resources remain available to fund the Company's operations while still seeking to maximise returns.

**Consolidated income statement**
**for the year ended 31 December 2006 (unaudited)**

| | **Year ended 31 December 2006 £'000** | **Year ended 31 December 2005 £'000** |
|---|---|---|
| Revenue | **344** | 2,347 |
| Cost of sales | **(147)** | (102) |
| Gross profit | **197** | 2,245 |
| Research and development expenses | **(12,845)** | (13,941) |
| Selling, marketing and distribution costs | **(1,842)** | (1,273) |
| Other administrative expenses | **(5,413)** | (5,182) |
| Share-based compensation | **(1,071)** | (505) |
| Administrative expenses | **(6,484)** | (5,687) |
| Other income | **33** | 34 |
| Operating loss | **(20,941)** | (18,622) |
| Investment income | **1,867** | 1,893 |
| Finance costs | **(23)** | (47) |
| Loss on ordinary activities before taxation | **(19,097)** | (16,776) |
| Taxation | **1,584** | 1,641 |
| Loss on ordinary activities after taxation, being retained loss for the year | **(17,513)** | (15,135) |
| Loss per share (basic and diluted) | **12 pence** | 12 pence |

All results relate wholly to continuing activities.

## Consolidated balance sheet
## as at 31 December 2006 (unaudited)

| | 31 December 2006 £'000 | 31 December 2005 £'000 |
|---|---|---|
| **Non-current assets** | | |
| Goodwill | **1,306** | 1,306 |
| Other intangible assets | **329** | 75 |
| Property, plant and equipment | **2,034** | 1,327 |
| Investments in subsidiaries | **-** | - |
| | **3,669** | 2,708 |
| **Current assets** | | |
| Inventories | **470** | 251 |
| Trade and other receivables | **1,470** | 1,255 |
| Research and development tax credits receivable | **1,499** | 1,548 |
| Money market investments | **40,000** | 28,000 |
| Cash and cash equivalents | **8,433** | 6,290 |
| | **51,872** | 37,344 |
| **TOTAL ASSETS** | **55,541** | 40,052 |
| **Non-current liabilities** | | |
| Obligations under finance leases | **43** | - |
| Loans | **338** | 433 |
| | **381** | 433 |
| **Current liabilities** | | |
| Trade and other payables | **5,539** | 5,168 |
| Current tax liabilities | **14** | - |
| Obligations under finance leases | **10** | - |
| Loans | **86** | 46 |
| | **5,649** | 5,214 |
| **TOTAL LIABILITIES** | **6,030** | 5,647 |
| **Equity** | | |
| Share capital | **1,659** | 1,275 |
| Share premium | **81,196** | 50,032 |
| Merger reserve | **36,989** | 36,989 |
| Foreign currency translation reserve | **(22)** | (21) |
| Share-based compensation | **2,042** | 970 |
| Retained (loss)/profit | **(72,353)** | (54,840) |
| **TOTAL EQUITY** | **49,511** | 34,405 |
| **TOTAL LIABILITIES AND EQUITY** | **55,541** | 40,052 |

## Consolidated cash flow statement
## for the year ended 31 December 2006 (unaudited)

| | Year ended 31 December 2006 £'000 | Year ended 31 December 2005 £'000 |
|---|---|---|

| | | |
|---|---|---|
| Operating loss | **(20,941)** | (18,622) |
| | | |
| Depreciation and amortisation | **993** | 447 |
| (Increase) / decrease in receivables | **(132)** | 4 |
| (Increase) / decrease in inventories | **(219)** | 80 |
| Increase in payables | **162** | 1,569 |
| Share-based compensation | **1,071** | 505 |
| Income taxes paid | **(1)** | - |
| | | |
| **Net cash outflow from operations** | **(19,067)** | (16,017) |
| Research and development tax credit received | **1,648** | 1,953 |
| | | |
| **Net cash outflow from operating activities** | **(17,419)** | (14,064) |
| | | |
| **Investing activities** | | |
| Interest received | **1,784** | 1,350 |
| Purchases of money market investments | **(12,000)** | (28,000) |
| Purchases of property, plant and equipment | **(1,223)** | (746) |
| Purchases of intangible assets | **(692)** | (45) |
| Proceeds on sale of property, plant and equipment | **-** | 2 |
| | | |
| **Net cash used in investing activities** | **(12,131)** | (27,439) |
| | | |
| **Financing activities** | | |
| Repayments of borrowings | **(48)** | (61) |
| Proceeds on issue of shares | **31,753** | 613 |
| Finance costs | **(19)** | (17) |
| | | |
| **Net cash generated from financing activities** | **31,686** | 535 |
| | | |
| Net increase/(decrease) in cash and cash equivalents | **2,136** | (40,968) |
| Cash and cash equivalents at beginning of year | **6,290** | 47,256 |
| Effect of exchange rate changes | **7** | 2 |
| | | |
| Cash and cash equivalents at end of year | **8,433** | 6,290 |

**Condensed statement of changes in equity (unaudited)**

| | **Year ended 31 December 2006 £'000** | **Year ended 31 December 2005 £'000** |
|---|---|---|
| Equity at 1 January | 34,405 | 48,420 |
| Exchange differences on translating foreign operations recognised directly in equity | (1) | 2 |
| Share-based compensation | 1,072 | 505 |
| Loss for the year | (17,513) | (15,135) |
| Equity share options exercised | 100 | 438 |
| Share issue | 33,244 | - |
| Share issue expenses | (1,796) | - |
| Adjustment of share issue expenses | - | 175 |
| | | |
| Equity at 31 December | 49,511 | 34,405 |

## Selected notes to the financial information (unaudited)

### 1 Presentation of financial statements

The financial information set out in this unaudited preliminary statement does not comprise Ark's statutory accounts within the meaning of section 240(5) of the Companies Act 1985. The statutory accounts of Ark Therapeutics plc for the year ended 31 December 2006, currently unaudited and to be published in due course, will be finalised on the basis of the financial information presented by the Directors in this unaudited preliminary statement and will be delivered to the Registrar of Companies for England and Wales in due course and will also be sent to shareholders.

Whilst the financial information included in this unaudited preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRSs), this announcement does not itself contain sufficient information to comply with IFRSs. The Company expects to publish full financial statements that comply with IFRSs in March 2007.

The financial information set out in this unaudited preliminary statement includes comparative figures that have been prepared on the same basis. The Auditors have reported on the financial statements for the year ended 31 December 2005 which were prepared under IFRSs. Their report was unqualified and did not contain any statements under s237(2) or (3) Companies Act 1985.

This preliminary statement was approved by the Board on 6 March 2007.

## 2 Revenue

An analysis of the Group's revenue is as follows:

| | Year ended 31 December 2006 £'000 | Year ended 31 December 2005 £'000 |
|---|---|---|
| **Continuing operations** | | |
| Sales of goods | 344 | 260 |
| Revenue from out-licensing deals | - | 2,087 |
| | 344 | 2,347 |
| Investment income | 1,867 | 1,893 |
| | 2,211 | 4,240 |

## 3 Loss per share

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £17,513,000 (2005: £15,135,000) and on 147,291,176 ordinary shares (2005: 127,168,920) being the weighted average number of ordinary shares in issue.

END

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# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 14:12 12-Mar-07 |
| **Number** | 7748S |

RNS Number:7748S
Ark Therapeutics Group PLC
12 March 2007

Ark Therapeutics Group plc

2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of shareholder(s) (if different from 3.):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different):

7 MARCH 2007

6. Date on which issuer notified:

9 MARCH 2007

7. Threshold(s) that is/are crossed or reached:

4% (L&G)

8. Notified details:

:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| ORD 1P | 5,858,748 | 5,858,748 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| ORD 1P | 7,863,078 | 7,863,078 | | 4.73% | |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|

7,863,078 4.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH)(DIRECT AND INDIRECT)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT)(LGIM)

LEGAL & GENERAL GROUP PLC (DIRECT)(L&G)(7,863,078-4.73%=LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT)(7,088,629-4.27%=PMC)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT)LIMITED (PMC) (7,088,629-4.27%= PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT)(LGAS&LGPL)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS&LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT)(LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

NOTIFICATION USING SHARES IN ISSUE FIGURE OF 165,945,358

14. Contact name:

HELEN LEWIS

15. Contact telephone number:

020 7528 6742

16. Contact name and telephone at issuer:

NICK PLUMMER
COMPANY SECRETARY
ARK THERAPEUTICS GROUP PLC

020 7388 7722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement



| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 17:37 15-Mar-07 |
| **Number** | 0696T |

RNS Number:0696T
Ark Therapeutics Group PLC
15 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( x )

DTR Transitional Provision 7

3. Full name of person(s) subject to the notification obligation:

Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership

Lansdowne UK Equity Fund Limited

Lansdowne Partners International Limited

4. Full name of shareholder(s) (if different from 3.):

Morstan Nominees Ltd

5. Date of the transaction and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

14 March 2007

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| Ordinary Shares | 11,748,373 | 11,748,373 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| Ordinary Shares | | | 11,748,373 | | 7.08% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 11,748,373 | 7.08% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited

Proxy Voting:

10. Name of the proxy holder:

Lansdowne Partners Limited

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership ("LPLP") controls 11,748,373 voting rights representing 7.08%.

Lansdowne UK Equity Fund Limited owns 11,211,876 voting rights representing 6.76%.

The balancing 0.32% of shares is held on behalf of other client funds managed by LPLP.

14. Contact name:

Lois Molloy

15. Contact telephone number:

020 7290 5505

16. Contact name and telephone at issuer

NICK PLUMMER
Company Secretary
Ark Therapeutics Group plc

020 7388 7722

15 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Block Listing Application |
| **Released** | 14:20 19-Mar-07 |
| **Number** | 2210T |

## Block Listing Application

London, 19 March 2007: Ark Therapeutics Group plc (LSE: AKT) announces that it has made a block listing application for the admission of 3,000,000 ordinary shares of 1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is expected that admission to listing of the Shares will take place on 20 March 2007.

The Shares will rank pari passu with the existing ordinary shares of 1 pence each in the share capital of the Company and may be issued pursuant to the following share option schemes:

| Share option scheme | Number of Shares |
|---|---|
| Ark Therapeutics Group Enterprise Management Incentive Share Option Plan | 1,000,000 |
| Ark Therapeutics Group Unapproved Share Option Plan | 2,000,000 |

**Enquiries:**

**Ark Therapeutics Group plc**
Nick Plummer, Company Secretary +44 (0)20 7388 7722

END

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END